SUPPLEMENT NO 1. TO
TO REGULATION A OFFERING CIRCULAR

WEED, INC.

WEED, Inc.
4920 N. Post Trail, Tucson, AZ 85750
 (520) 818-8582
www.WEEDincUSA.com.

January 27, 2021

This Supplement amends and supplements the Offering Circular of WEED, Inc. (the “Company”) dated “December __, 2020” which forms a part of the offering statement on Form 1-A qualified on January 15, 2021, as the same may be amended or supplemented from time to time (the “Offering Circular”) by (i) dating the Offering Circular for January 25, 2021, (ii) removing language in the Offering Circular like “preliminary” and “draft” to indicate this is the final version of the initial Offering Circular, and (iii) announcing the Company’s entry into a Broker-Dealer Agreement with The Dalmore Group, LLC (“Dalmore”) to act as the broker/dealer of record related to its offering of Units pursuant to the Offering Circular.

A complete Offering Circular, containing language encompassing items (i)-(iii) above, is attached hereto as Exhibit A. Except as described above, this Supplement to the Offering Circular does not modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

Date of Offering Circular

The Offering Circular is dated January 25, 2021.

Removal of Language Indicating the Offering Circular Previously Filed Was a Preliminary Document

Certain language in the Offering Circular, primarily on the cover page, which indicated the Offering Circular was “subject to completion”, “draft” and/or “preliminary” has been removed from the document.

Description of Broker-Dealer Agreement with Dalmore

The following a summary of the material terms of the Broker-Dealer Agreement with Dalmore.

Services Provided. Effective January 14, 2021, but subject to receipt of a “No Objection Letter” from FINRA, the Company engaged Dalmore to provide the following services relating to the Company’s offer and sale of Common Stock pursuant to the Offering Circular:

1.	Review subscription agreements and recommend to the Company whether to accept the subscription of the prospective investor;
2.	Gather additional information from prospective investor as needed;
3.	Keep investor details and data confidential; and
4.	Coordinate with third parties to ensure adequate review and compliance.

Dalmore shall not provide any investment advice or investment recommendations to prospective investors.

Term and Termination. The Broker-Dealer Agreement has a term of twelve months but may be terminated earlier by Dalmore if the Company fails to perform or observe any material term of the agreement, or by either party if any representation or warranty of the other party is incorrect or if legal compliance cannot be achieved after commercially reasonable efforts. Either party may also terminate upon 30 days’-notice if the other party files for bankruptcy, liquidation or reorganization.

Compensation. The Company shall pay Dalmore one percent (1%) of the amount raised by the Company, plus a one-time consulting fee of $20,000, plus $5,000 for out-of-pocket expenses. Additionally, the Company shall be required to pay a $6,500 FINRA Corporate Filing Fee.

SEC Disclaimer

An offering statement regarding the offering described in the Offering Circular has been filed with the Commission. The Commission has qualified that offering statement, which only means that the Company may make sales of the securities described by that offering statement. It does not mean that the Commission has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the offering circular before making any investment.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to Regulation A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, Arizona, on January 27, 2021.

WEED, Inc.

By:	/s/ Glenn E. Martin
Name:	Glenn E. Martin
Title:	Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Glenn E. Martin	Director	January 27, 2021
Glenn E. Martin

/s/ Nicole M. Breen	Director
Nicole M. Breen		January 27, 2021

Exhibit A

Offering Circular

 REGULATION A OFFERING CIRCULAR

Dated January 25, 2021

WEED, INC.

4920 N. Post Trail
Tucson, AZ 85750
(520) 818-8582
www.WEEDincUSA.com

Up to $40,000,000

Units Consisting of 1 Share of Common Stock and
A Warrant to Purchase 1 Share of Common Stock

Price: $1.00 per Unit
Minimum Investment Amount: $1,000

WEED, Inc., a Nevada corporation (the Company, WEED, we, or our) is offering (the “Offering”) up to a maximum of 40,000,000 units (“Units”), with each Unit consisting of one (1) share of our common stock, par value $0.001 (“Common Stock”) and one (1) warrant to purchase (1) share of our common stock, at a purchase price of $1.00 per Unit. The exercise price on the warrant will be 150% of the price of the Unit sold to the investor and cannot be exercised by the holder until at least twelve months after issuance.

Our Common Stock currently trades on the OTCQB-tier of OTC Markets under the symbol “BUDZ” and the closing price of our Common Stock on November 30, 2020 was $0.27. Our Common Stock currently trades on a sporadic and limited basis. The Units and warrants offered hereunder will not be quoted on any OTC market.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer the Units on a best effort’s basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, we will immediately deposit said proceeds into our bank account and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. We, by determination of our Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by us from subscribers for this Offering will be available for use by us upon acceptance of subscriptions for the Securities by us.

Sale of these shares will commence within two calendar days of the qualification date (the “Qualification Date”) and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

We are selling the Units on a “best efforts” basis through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the “Securities Act”), and we intend to sell the Shares either directly to investors or through registered broker-dealers who are paid commissions. This Offering will terminate on the earlier of (i) November 30, 2021, (ii) the date on which the Maximum Amount is sold, or (iii) when the Board of Directors of the Company elects to terminate the Offering (in each such case, the Termination Date). There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Amount, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Amount or (ii) the Termination Date. There is no aggregate minimum requirement for the Offering to become effective, therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including without limitation, research and development expenses, offering expenses, acquisitions and joint ventures, working capital and general corporate purposes and other uses as more specifically set forth in the “Use of Proceeds” section of this Offering Circular. The minimum investment amount from an investor is $1,000; however, we expressly reserve the right to waive this minimum in the sole discretion of our management. See “Securities Being Offered” beginning on page 26 for a discussion of certain items required by Item 14 of Part II of Form 1-A.

Investing in the Units involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See Risk Factors” starting on page 7 for a discussion of certain risks that you should consider in connection with an investment in the Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Title of each class of Securities	Maximum Number of Units to be Offered	Proposed offering price per Unit (1)(2)	Proposed aggregate offering proceeds (1)	Broker-Dealer discount and commissions (2)	Proceeds to Company(3)(4)
Units consisting of shares of Common Stock, $0.001 par value, and a Warrant to purchase Common Stock offered by the Company	40,000,000	$1.00	$40,000,000	$400,000	$39,600,000

(1)
We are offering on a continuous basis starting on the Qualification Date.
(2)
We are offering the Units without an underwriter. However, we have engaged Dalmore Group, LLC, a registered FINRA/SIPC broker-dealer (“Dalmore”), to perform administrative and technology related functions in connection with the Offering, but not for underwriting or placement agent services. This includes a 1% commission, but it does not include the one-time set-up fees payable to Dalmore of $31,500. See “Plan of Distribution” for detail. We may pay other broker-dealers and finders as well, but information as to the finder or brokers must be disclosed in an amendment to this offering circular.
(3)
This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer the Units on a “best efforts” basis primarily through our management and/or an online platform. Any subscription to this Offering Circular meeting the Minimum Investment Amount ($1,000), shall be immediately deposited into the bank account of the Company and we may dispose of the proceeds in accordance with the Use of Proceeds. See “Use of Proceeds.”
(4)
Excludes estimated total offering expenses, not including underwriting discount and commissions, will be approximately $75,000. See “Use of Proceeds.”

This Offering Circular relates to the sale of Units by WEED, Inc., a Nevada corporation (“we” or the “Company”) to certain investors at $1.00 per Unit, up to 40,000,000 Units.

Our Common Shares are quoted on OTC Market’s “OTCQB” tier under the ticker symbol “BUDZ.” The Units and warrants offered hereunder will not be quoted on any OTC market.

Investing in the securities involves risks. WEED, Inc., currently has limited operations, limited income, and limited assets, is in unsound financial condition, and you should not invest unless you can afford to lose your entire investment. See “Risk Factors” beginning on page 7. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

OFFERING CIRCULAR SUMMARY

You should read the following summary together with the more detailed information and the financial statements appearing elsewhere in this Offering Circular. This Offering Circular contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this Offering Circular. Unless the context indicates or suggests otherwise, references to “we,” “our,” “us,” the “Company,” or the “Registrant” refer to WEED, Inc., a Nevada corporation.

WEED, INC.

We are a USA-based fully reporting public company currently specializing in the medicinal cannabis, adult-use cannabis & hemp space. We are a multi-national, multi-faceted, vertically-integrated organization. We are structured as a holding company doing business through our divisions, wholly-owned subsidiaries, and strategically placed collaborative partners to achieve and promote a global brand. We are dedicated to global goals and outreach across the full spectrum of the cannabis and hemp industry to find treatments, therapies and medical cures utilizing the Cannabaceae plant family. We do not grow, harvest, produce, or sell any substance in violation of US Federal law under The Federal Controlled Substances Act, and we meet all standards of international law for WEED, Inc. and its subsidiaries in foreign locations.

Currently, we are either working or planning for several different business opportunities in the cannabis and hemp space. Our first business opportunity is through our wholly-owned subsidiary, Sangre AT, LLC (“Sangre”), where we are focused on the development and application of cannabis-derived compounds for the treatment of human disease. To that end Sangre, is working on a planned five-year Cannabis Genomic Study to complete a genetic blueprint of the Cannabis plant genus, by creating a global genomic classification of the entire plant. Second, we are under contract to purchase a golf course property located in Westfield, New York. We own the “unlimited water extraction rights” from Lake Erie to the property already, but need to raise at least $500,000 to acquire the property. If we are successful in acquiring the property we plan to utilize the property to gain access to the HEMP and infused beverage industry to establish a foothold for the New York marketplace. Third, we have established WEED Australia Ltd. and The Cannabis Institute of Australia (C.I.A.) in Australia for the purpose of conducting cannabis and hemp research and potentially developing products in Australia. C.I.A. is a non-profit entity formed for the purpose of conducting cannabis and hemp research and potentially developing products in Australia for domestic research and development of products, services and educational purposes to all 7 States and territories including Tasmania. Fourth, we have an arrangement with Professor Elka Touitou to assist us with cannabis research and studies in Israel. Professor Touitou was the Head of the Innovative Dermal, Transdermal and Transmucosal Delivery Lab at the Institute of Drug Research, The School of Pharmacy, HUJ, now retired but still has HUJ clinical trial & independent studies/lab privileges. Professor Touitou is an internationally renowned authority in the field of drug delivery and design of new technologies for efficient administration of drugs and development of new products. Professor Touitou has been involved in cannabinoid research since 1988 at The Hebrew University of Jerusalem, (HUJ) Jerusalem, Israel.

Through these business divisions and subsidiaries, we plan to advance our research and development of cannabis-related compounds for the treatment of human and animal disease, as well as potentially commercialize other cannabis-related products, both pharmaceutical and non-pharmaceutical. The business segments are detailed herein.

By targeting cannabis-derived molecules that stimulate the endocannabinoid system, Sangre’s research team plans to develop scientifically-valid and evidence-based cannabis strains for the production of disease-specific medicines. The goal of the research is to identify, collect, patent, and archive a collection of highly-active medicinal strains. We plan to conduct this study in accordance with U.S. and state laws and regulations, as well as in foreign locations where it is legal, such as Israel (including at The Ministry of Health in Israel) and Australia (at the Therapeutic Drug Administration (TGA) & Office of Drug Control (ODC). Although we have had discussions with these organizations we have not contracted with any of these organizations to conduct our study and will not be able to do so until we raise sufficient funding. Israel allows medical research on cannabis, and actually funds certain research clinics and studies. The Federal Government of Australia has recently amended the Narcotic Drugs Act of 1967 to allow cultivation of cannabis for medicinal or scientific purposes.

Using annotated genomic data and newly generated phenotypic data, Sangre plans to identify and isolate regions of the plant genome which are related to growth, synthesis of desired molecules, and drought, heavy metals and pest resistance. This complex data set would then be utilized in a breeding program to generate and establish new hybrid cultivars which exemplify the traits that are desired by the medical and patient community. This breeding program would produce new seed stocks, clones, and tissue cultures which we plan on patenting. If successful this intellectual property should generate immense value for the Company. After developing a comprehensive understanding of the annotated genome of a variety of cannabis strains and obtaining intellectual property protection over the most promising strains, we plan to move forward either independently or with strategic partners to develop medicinal products for the treatment of a multitude of human and animal diseases.

Currently, we do not have the money or funding to achieve the above goals and we will not be able to achieve our goals unless we are successful in obtaining additional funding, likely through sales of our securities, all which may serve to dilute the ownership position of our current and future shareholders.

Corporate Information

We were originally incorporated under the name Plae, Inc., in the State of Arizona on August 20, 1999. At the time we operated under the name Plae, Inc., no business was conducted. No books or records were maintained and no meetings were held. In essence, nothing was done after incorporation until Glenn E. Martin took possession of Plae, Inc. in January 2005. On February 18, 2005, the corporate name was changed to King Mines, Inc. and then subsequently changed to its current name, United Mines, Inc., on March 30, 2005. No shares were issued until the Company became United Mines, Inc. From 2005 until 2015, we were an exploration stage mineral exploration company that owned a number of unpatented BLM mining claims and Arizona State Land Department exploration leases.

On November 26, 2014, our Board of Directors approved the redomestication of our company from Arizona to Nevada (the “Articles of Domestication”), and approved Articles of Incorporation in Nevada, which differed from then-Articles of Incorporation in Arizona, primarily by (a) changing our name from United Mines, Inc. to WEED, Inc., (b) authorizing Twenty Million (20,000,000) shares of preferred stock, with blank check rights granted to our Board of Directors, and (c) authorizing Two Hundred Million (200,000,000) shares of common stock (the “Nevada Articles of Incorporation”). On December 19, 2014, the holders of a majority of our outstanding common stock approved the Articles of Domestication and the Nevada Articles of Incorporation at a Special Meeting of Shareholders. On January 16, 2015, the Articles of Domestication and the Nevada Articles of Incorporation went effective with the Secretary of State of the State of Nevada. On February 2, 2015, our name change to WEED, Inc., and a corresponding ticker symbol change to “BUDZ” went effective with FINRA and was reflected on the quotation of our common stock on OTC Markets.

These changes were effected in order to make our corporate name and ticker symbol better align with our short-term and long-term business focus, which in the short-term is to conduct Sangre’s Cannabis Genomic Study over the next 5 years, process those results, and in the long-term to be an international cannabis and hemp research and product development company, with a globally-recognized brand focusing on building and purchasing labs, land and building commercial grade “Cultivation Centers” to consult, assist, manage & lease to universities, state governments, licensed dispensary owners and worldwide organic grow operators on a contract basis, with a concentration on the legal and medical Cannabis sector. Our long-term plan is to become a True “Seed-to-Sale” global holding company providing infrastructure, financial solutions, product development and real estate options in this new emerging market. Our long term plans may also include acquisitions of synergistic businesses, such as distilleries to make infused beverages and/or super oxygenated water with CBD and THC. We have also formed WEED Australia Ltd., registered as an unlisted public company in Australia, to address future global demand, however the entity has been essentially dormant other than building relationships and speaking at The Pharmaceutical Guild of Australia conference event in Sydney Australia, September 2019, since its inception.

Our corporate offices are located at 4920 N. Post Trail, Tucson, AZ 85750, telephone number (520) 818-8582.

  SUMMARY OF THE OFFERING

Units offered by Company
40,000,000 Units, with each Unit consisting of one (1) share of our Common Stock and one (1) warrant to purchase (1) share of our Common Stock, at a purchase price of $1.00 per Unit. The exercise price on the warrant included in each Unit will be $1.50 and the warrant cannot be exercised by the holder for at least twelve months from the date of issuance. The warrants will expire two years from the issuance date.

Common Shares outstanding before the offering	112,972,685 Common Shares as of the date hereof.

Common Shares outstanding after the offering (not including the exercise of any warrants that are part of the Units)	152,972,685 Common Shares.

Common Shares outstanding after the offering (including the exercise of all warrants that are part of the Units)	192,972,685 Common Shares.

Price per Unit	$1.00 per Unit.

Use of proceeds
If we sell all the Units for the Maximum Price Per Unit, our proceeds will be $40,000,000. We intend to use these proceeds primarily for:

- Acquisition and Build-Out of New York Property
- Completion of 5-Year Genomic Sequencing Study
- Research and Development in United States, Australia and Israel

See “Use of Proceeds” on page 12 of this Offering Circular.

Offering Amount	$40,000,000

Quotation of Common Shares	Our Common Shares are quoted on the OTCQB-tier of OTC Markets under the ticker symbol “BUDZ”. The Units and warrants offered hereunder will not be quoted on any OTC market.

Risk Factors	The Units offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors”.

RISK FACTORS

Investing in the Units involves a high degree of risk. In evaluating WEED, Inc. and investing in the Units, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect WEED, Inc.’s business, operating results or financial condition, as well as adversely affect the value of an investment in our Units. The following is a summary of the most significant factors that make this Offering speculative or substantially risky. We are still subject to all the same risks that all companies in our industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history and historical financial information upon which you may evaluate our performance.

You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of development. We may not successfully address these risks and uncertainties or successfully complete our studies and/or implement our existing and new products. If we fail to do so, it could materially harm our business and impair the value of our common stock. Even if we accomplish these objectives, we may not generate the positive cash flows or profits we anticipate in the future. We were incorporated in the State of Arizona on August 20, 1999. From 2005 until 2015, we were an exploration stage mineral exploration company that owned a number of unpatented mining claims and Arizona State Land Department claims. On November 26, 2014, our Board of Directors approved the redomestication of our company from Arizona to Nevada and we shifted our business focus to a company concentrating on the development and application of cannabis-derived compounds for the treatment of human disease. Although our subsidiary, Sangre, has begun its planned five-year Cannabis Genomic Study to complete a global genomic classification of the Cannabis plant genus the completion of the study is likely years away. Unanticipated problems, expenses and delays are frequently encountered in establishing a new business, conducting research, and developing new products. These include, but are not limited to, inadequate funding, unforeseen research issues, lack of consumer acceptance, competition, product development, and inadequate sales and marketing. The failure by us to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail operations. No assurance can be given that we can or will ever operate profitably.

We may not be able to meet our future capital needs.

To date, we have not generated any revenue and we have limited cash liquidity and capital resources. Our future capital requirements will depend on many factors, including the progress and results of our Cannabis Genomic Study, our ability to develop products, cash flow from operations, and competing market developments. We anticipate the Cannabis Genomic Study will cost approximately $15,000,000 to complete. We will need additional capital in the near future. Any equity financings will result in dilution to our then-existing stockholders. Although we currently do not have any debt financing, any sources of debt financing in the future may result in a high interest expense. Any financing, if available, may be on unfavorable terms. If adequate funds are not obtained, we will be required to reduce or curtail operations.

If we cannot obtain additional funding, our research and development efforts may be reduced or discontinued and we may not be able to continue operations.

We have historically experienced negative cash flows from operations since our inception and we expect the negative cash flows from operations to continue for the foreseeable future. Unless and until we are able to generate revenues, we expect such losses to continue for the foreseeable future. As discussed in our financial statements, there exists substantial doubt regarding our ability to continue as a going concern.

Research and development efforts are highly dependent on the amount of cash and cash equivalents on hand combined with our ability to raise additional capital to support our future operations through one or more methods, including but not limited to, issuing additional equity or debt.

In addition, we may also raise additional capital through additional equity offerings and licensing our research and/or future products in development. While we will continue to explore these potential opportunities, there can be no assurances that we will be successful in raising sufficient capital on terms acceptable to us, or at all, or that we will be successful in licensing our future products. Based on our current projections, we believe we have insufficient cash on hand to meet our obligations as they become due based on current assumptions. The uncertainties surrounding our future cash inflows have raised substantial doubt regarding our ability to continue as a going concern.

One of our current projects is our 5-year cannabis genomic study being conducted by Sangre. In the event that we are unable to complete that study for any reason, such as inability to complete our human clinical trials, or if those trials are not successful, then it could significantly impact our business.

Although we have plans to be a company with a multitude of business segments, one of our first foray into medical cannabis research is the 5-year cannabis genomic study being conducted by Sangre. In the event that we are unable to complete the 5-year study for any reason, such as the inability to complete our planned human clinical trials in phases 2 and 3 of the study, or if those trials are not successful, then it could significantly impact our business.

Our research plan, which is focused on the development and application of cannabis-derived compounds for the treatment of human disease, and includes our 5-year cannabis genomic study being conducted by Sangre, is dependent upon our ability to complete the necessary research and clinical human trials.

Our research plan, which is focused on the development and application of cannabis-derived compounds for the treatment of human disease, and includes our 5-year cannabis genomic study being conducted by Sangre, is dependent upon our ability to complete the necessary research and clinical human trials. In the event that we are unable to complete those research and/or human clinical trials, or if those trials are not successful, then it could significantly, negatively impact all phases of our research plan and significantly impact our business.

Current economic conditions and capital markets are in a period of disruption and instability which could adversely affect our ability to access the capital markets, and thus adversely affect our business and liquidity.

The current economic conditions largely caused by the coronavirus pandemic have had, and likely will continue to have for the foreseeable future, a negative impact on our ability to access the capital markets, and thus have a negative impact on our business and liquidity. The recent, substantial losses in worldwide equity markets could lead to an extended worldwide recession. We may face significant challenges if conditions in the capital markets do not improve. Our ability to access the capital markets has been and continues to be severely restricted at a time when we need to access such markets, which could have a negative impact on our business plans. Even if we are able to raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

The coronavirus pandemic is causing disruptions in the workplace, which will have negative repercussions on our business if they continue for an extended period time.

We are closely monitoring the coronavirus pandemic and the directives from federal and local authorities regarding not only our workforce, but how it impacts companies we work with for our various projects. As more states and localities continue with social distancing and “work from home” regulations more and more companies will be forced to either shut down, slow down or alter their work routines. This could have a negative impact our business going forward if these conditions persist for an extended period of time.

Our proposed business is dependent on laws pertaining to the cannabis industry.

Continued development of the cannabis industry is dependent upon continued legislative authorization of marijuana at the state level. Any number of factors could slow or halt progress in this area. Further, progress for the industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt use of marijuana, which would negatively impact our business.

As of the end of February 2019, 33 states and the District of Columbia allow its citizens to use medical marijuana. Voters in the states of Colorado, Washington, Alaska, Oregon and the District of Columbia have approved ballot measures to legalize cannabis for adult use. Currently as of the date of this Offering, there are 11 states that have legalized adult recreational use. The state laws are in conflict with the Federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. The prior administration (President Obama) effectively stated that it is not an efficient use of resources to direct law federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical cannabis. However, the Trump administration has indicated the potential for stricter enforcement of the cannabis industry at the federal level, but to date there has been very little in terms of action. There is no guarantee that the Trump administration or future administrations will maintain the low-priority enforcement of federal laws in the cannabis industry that was adopted by the Obama administration. The Trump administration or any new administration that follows could change this policy and decide to enforce the federal laws strongly. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to our business and our shareholders.

Further, and while we do not intend to harvest, distribute or sell cannabis, if we conduct research with the cannabis plant or lease buildings to growers of cannabis, etc., we could be deemed to be participating in cannabis cultivation, which remains illegal under federal law, and exposes us to potential criminal liability, with the additional risk that our properties could be subject to civil forfeiture proceedings.

The cannabis industry faces strong opposition.

It is believed by many that large well-funded businesses may have a strong economic opposition to the cannabis industry. We believe that the pharmaceutical industry clearly does not want to cede control of any product that could generate significant revenue. For example, medical cannabis will likely adversely impact the existing market for the current “marijuana pill” sold by mainstream pharmaceutical companies. Further, the medical cannabis industry could face a material threat from the pharmaceutical industry, should cannabis displace other drugs or encroach upon the pharmaceutical industry’s products. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical cannabis movement. Any inroads the pharmaceutical industry could make in halting or impeding the cannabis industry could have a detrimental impact on our proposed business.

Cannabis remains illegal under Federal law.

Cannabis is a schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of cannabis has been legalized, its production and use remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in our inability to proceed with our business plan.

Laws and regulations affecting the medical cannabis industry are constantly changing, which could detrimentally affect our proposed operations.

Local, state and federal medical cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

If we are unable to recruit and retain qualified personnel, our business could be harmed.

Our growth and success highly depend on qualified personnel. Competition in the industry could cause us difficulty in recruiting or retaining a sufficient number of qualified technical personnel, which could harm our ability to develop new products. Also, the fact cannabis remains illegal at the federal level may dissuade qualified personnel from working in the cannabis industry, thus limiting the pool of qualified individuals to run our business. If we are unable to attract and retain necessary key talents, it would harm our ability to develop competitive product and retain good customers and could adversely affect our business and operating results.

We may be unable to adequately protect our proprietary rights.

Our ability to compete partly depends on the superiority, uniqueness and value of our intellectual property. To protect our proprietary rights, we will rely on a combination of patent, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of our intellectual property:

● Our applications for patents relating to our business may not be granted and, if granted, may be challenged or invalidated;
● Issued patents may not provide us with any competitive advantages;
● Our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology;
● Our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop;
● Another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products; or
● The fact cannabis is illegal at the federal level may impact our ability to secure patents from the United States Patent and Trademark Office, and other intellectual property protections may not be available to us.

We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

In order to protect or enforce our patent rights, we may initiate patent or trademark litigation against third parties. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority and patentability of inventions. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings, would be costly and divert our technical and management personnel from their normal responsibilities. An adverse determination of any litigation or defense proceedings could put our pending patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could have a material adverse effect on our business and our financial results.

We may be involved in litigation at some in the future.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations. Litigation is also expensive and could cause us to spend substantial sums on legal fees even if we are eventually successful in the litigation.

We have several opportunities that we may not be able to take advantage of or close without substantial funding.

As detailed elsewhere in this Offering Circular we have several business opportunities that we either cannot continue or cannot begin without raising substantial funds either in this Offering or through other sources. Notably, we have an opportunity to close on a golf course property in New York, with unlimited water extraction rights from Lake Erie, but currently need approximately $500,000 to pay the remainder of the purchase price and close on the acquisition. We are not sure if we will be able to secure the necessary funds to acquire the property within the current timeframe. If we are unable to acquire the property we could miss a significant opportunity and it could affect our future business plans.

Our common stock has been thinly traded and we cannot predict the extent to which a trading market will develop.

Our common stock is traded on the OTC Markets’ “Pink Current Information” tier. Our common stock is thinly traded compared to larger more widely known companies. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this Offering.

Because we are subject to the “penny stock” rules, the level of trading activity in our stock may be reduced.

Our common stock is traded on the OTC Markets’ “OTCQB” tier. Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on NASDAQ. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Offering Circular, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

If we raise Maximum Offering hereunder, our net proceeds (after our estimated offering expenses of $75,000, plus payments to Dalmore Group) will be $39,493,500. We will use these net proceeds for the following:

% of Offering Amount Sold)(1)	100% of Offering Amount Sold	75% of Offering Amount Sold	50% of Offering Amount Sold	25% of Offering Amount Sold
Gross Offering Proceeds(3)	$40,000,000	$30,000,000	$20,000,000	$10,000,000
Approximate Offering Expenses
Misc. Expenses	35,000	35,000	35,000	35,000
Legal and Accounting	40,000	40,000	40,000	40,000
Dalmore – One-Time Fees (4)	31,500	31,500	31,500	31,500
Dalmore – 1% Commission (4)	400,000	300,000	200,000	100,000
Total Offering Expenses	75,000	75,000	75,000	75,000
Total Net Offering Proceeds(3)	39,493,500	29,593,500	19,693,500	9,793,500
Principal Uses of Net Proceeds (2)
Employee/Officers & Directors / Independent Contractor Compensation	$4,000,000	$3,000,000	$1,500,000	$600,000
Marketing	$2,000,000	$1,000,000	$500,000	-0-
Public Company Costs	$750,000	$500,000	$300,000	$200,000
Sangre Genomic Study	$10,000,000	$7,500,000	$5,000,000	$3,000,000
Other Research & Development	$4,000,000	$3,000,000	$1,000,000	$618,500
Insurance (Directors, Officers, Product, General Liability)	$1,000,000	$500,000	$250,000	$100,000
WEED Israel Cannabis, Ltd.	$4,000,000	$3,000,000	$2,800,000	$1,500,000
WEED Australia Ltd.	$4,000,000	$3,000,000	$2,800,000	$1,500,000
Purchase and Build-Out of NY Property	$3,000,000	$3,000,000	$3,000,000	$2,000,000
Acquisitions	$3,000,000	$1,500,000	$1,000,000	-0-
Travel	$1,000,000	$1,000,000	$500,000	$150,000
Misc. Costs and Expenses	$1,268,500	$1,643,500	$543,500	$25,000
Legal, IP & Compliance	$1,475,000	$1,000,000	$500,000	$100,000
Total Principal Uses of Net Proceeds(3)	39,493,500	29,593,500	19,693,500	9,793,500
Amount Unallocated	-0-	-0-	-0-	-0-

(1)
We are offering the Units at $1.00 per Unit.

(2)
These amounts are estimated. The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

(3)
For the Offering Proceeds we did not account for any money received by us for the exercise of the warrants that are a part of the Units since they is no guarantee such warrants would ever be exercised.

(4)
We have engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and technology related functions in connection with this Offering, but not for underwriting or placement agent services. The total fees that we estimate that we will pay Dalmore Group, pursuant to a fully-subscribed offering would be $431,500.

In the event we do not sell all of the Units being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

DILUTION

We are offering for sale to new investors up to 40,000,000 Units at $1.00 per Unit with one share per Unit.   The following table sets forth on a pro forma basis at September 30, 2020, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the price paid per Unit, which is $1.00 per Unit.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Shareholders	112,972,685	74%	$80,200,784(2)	67%	$0.72

New Investors	40,000,000(1)	26%	$40,000,000	33%	$1.00

Total	152,972,685	100%	$120,200,784	100%	$0.79

(1) Does not include any shares from the exercise of warrants from the Units.
(2) Includes the value of shares issued for services.

If you purchase Units in this offering, your ownership interest in our Common Stock will be diluted immediately. The difference between the public offering price per share of common stock and the net tangible book value per share of common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.  The dilution calculations we have set forth in this section reflects an offering price of $1.00 per share.

As of September 30, 2020, we had a net tangible book value of ($959,221) or ($0.008) per share of issued and outstanding common stock.  After giving effect to the sale of the Units proposed to be offered in the maximum offering of 40,000,000 Units (40,000,000 shares), the net tangible book value at that date would have been $40,959,221 or approximately $0.27 per share.  This represents an immediate increase in net tangible book value of approximately $0.26 per share to existing shareholders and an immediate dilution of approximately $0.74 per share to new investors.

The following table illustrates such per share dilution:

Proposed public offering price (per share)		$1.00
Net tangible book value per share (September 30, 2020)	$0.008
Increase in net tangible book value per share attributable to proceeds from the maximum offering	$0.26
Pro forma net tangible book value per share after the offering		$0.27

Dilution to new investors	$0.74

PLAN OF DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

Pricing of the Offering

Prior to the Offering, our common stock trades on OTC Markets. However, the public offering price herein ($1 per share) was determined by our management. The principal factors considered in determining the public offering price include:

-the information set forth in this Offering Circular and otherwise available;
-our history and prospects and the history of and prospects for the industry in which we compete;
-our past and present financial performance;
-our prospects for future earnings and the present state of our development;
-the general condition of the securities markets at the time of this Offering;
-the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
-other factors deemed relevant by us.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate at our discretion or, on the Termination Date.

Dalmore Group

We have engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and technology related functions in connection with this Offering, but not for underwriting or placement agent services:

●
Review investor information, including KYC (“Know Your Customer”) data,
AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to us whether or not to accept investor as a customer.

●
Review each investors subscription agreement to confirm such investors participation in the
Offering, and provide a determination to us whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify us, if needed, to gather additional information or clarification on an investor.
●	Not provide any investment advice nor any investment recommendations to any investor.
●
Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore $31,500 in one-time set up fees, consisting of the following:

●	$5,000 advance payment for out of pocket expenses.
●	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.
●	$6,500 for fees to be paid to FINRA.

In addition, we will pay Dalmore Group a commission equal to 1% of the amount raised in the Offering to support the Offering. Assuming that the Offering is open for 12 months, we estimate that fees due to pay Dalmore, pursuant to the 1% commission would be $400,500 for a fully-subscribed Offering. Finally, the total fees that we estimate that we will pay Dalmore Group, pursuant to a fully-subscribed offering would be $431,500. These assumptions were used in estimating the fees due in the “Use of Proceeds.”

Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Contact us via phone or email.

1.
Electronically receive, review, execute and deliver to us a subscription agreement; and

2.
Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares and warrants subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer the Units on a best effort’s basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, we will immediately deposit said proceeds into our bank account and may dispose of the proceeds in accordance with the Use of Proceeds at Management’s discretion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Disclaimer Regarding Forward Looking Statements

Our Management’s Discussion and Analysis or Plan of Operations contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. These risks and uncertainties include international, national and local general economic and market conditions; demographic changes; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other risks that might be detailed from time to time in our filings with the Securities and Exchange Commission.

Although the forward-looking statements in this Registration Statement reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Overview

We are an early stage holding company currently focused on the development and application of cannabis-derived compounds for the treatment of human disease. Our wholly-owned subsidiary, Sangre AT, LLC (“Sangre”), has begun a planned five-year Cannabis Genomic Study to complete a genetic blueprint of the Cannabis plant genus, by creating a global genomic classification of the entire plant. By targeting cannabis-derived molecules that stimulate the endocannabinoid system, Sangre’s research team plans to develop scientifically-valid and evidence-based cannabis strains for the production of disease-specific medicines. The goal of the research is to identify, collect, patent, and archive a collection of highly-active medicinal strains. We plan to conduct this study only in states where cannabis has been legalized for medicinal purposes.

Using annotated genomic data and newly generated phenotypic data, Sangre plans to identify and isolate regions of the plant genome which are related to growth, synthesis of desired molecules, and drought and pest resistance. This complex data set would then be utilized in a breeding program to generate and establish new hybrid cultivars which exemplify the traits that are desired by the medical and patient community. This breeding program would produce new seed stocks and clones, which we plan on patenting. If successful this intellectual property should generate immense value for the Company. After developing a comprehensive understanding of the annotated genome of a variety of cannabis strains, and obtaining intellectual property protection over the most promising strains, we plan move forward either independently or with strategic partners to develop medicinal products for the treatment of a multitude of human diseases.

Our current, short-term goals relate to the Cannabis Genomic Study and the resulting development of a variety of new cannabis strains, and, over the next 5 years, we plan to process those results in order to become an international cannabis research and product development company, with a globally-recognized brand focusing on building and purchasing labs, land and building commercial grade “Cultivation Centers” to consult, assist, manage & lease to universities, state governments, licensed dispensary owners and organic grow operators on a contract basis with a concentration on the legal and medical cannabis sector.

Our long-term plan is to become a true “Seed-to-Sale” global holding company providing infrastructure, financial solutions, product development, and real estate options in this new emerging market. Our long term growth may also come from the acquisition of synergistic businesses, such as distilleries, to make anything from infused beverages to super oxygenated water with CBD and THC. Currently, we have formed WEED Australia Ltd., registered as an unlisted public company in Australia to address this Global demand. We have also formed WEED Australia Ltd., registered as an unlisted public company in Australia, to address future global demand, however the entity has been dormant since its inception. We will look to conduct future research, marketing, import/exporting, and manufacturing of our proprietary products on an international level.

In furtherance of our current, short terms goals, Sangre initiated the cannabis genome project in April 2017, by extracting DNA from seven cannabis strains in Tucson, Arizona. Sangre followed the initial extraction with a second round of extractions in July 2017. The extracted DNA is currently being sequenced by the Sangre team using a binary sequencing approach based on the use of two distinct sequencing technologies and a proprietary bioinformatics database. Following the generation of genomic data, the sequences will be annotated (compared) against over 300,000 plant genes to elucidate specific de novo pathways responsible for the synthesis of specific compounds and classes of compounds.

Under the genome project directives, additional strains are slated for sequencing and annotation as part of the overall expansion of this research project. An integral part of this expansion is the acquisition of additional DNA extraction, amplification, and sequencing technologies. The expansion also includes the installation of high-level IT networks for data acquisition, analysis, and storage.

On July 26, 2017, we acquired a property located in La Veta, Colorado in order for Sangre to complete its 5-Year, $15+ million Cannabis Genomic Study. The site includes a 10,000+ sq. ft. building that will house Sangre’s genomic research facility, a 4,000+ square foot building for plant product analytics and plant product extraction, a 3,500 sq. ft. corporate office center, and 25 RV slots with full water and electric, which we plan to convert into a series of small research pods. Under the terms of the purchase agreement, we paid $525,000 down, along with 25,000 shares of our common stock, and Sangre took immediate possession of the property. We were obligated to pay an additional $400,000 in cash and issue an additional 75,000 shares of our common stock over the two next years in order to pay the entire purchase price. To date we have spent $354,000 renovating the property and an additional $400,000 on extraction and analytical lab equipment. We plan to complete the property renovations by Q3 of 2019, at an estimated cost of $300,000. We will need additional extraction equipment and analytical lab equipment, totaling approximately $700,000. During the year ended December 31, 2019, construction in progress in the amount of $499,695 was fully impaired due to the Company may not receive funds to complete the research facility center project. There was no work performed in 2019. We will need to raise additional funds in order to complete the planned renovations and pay the purchase price for the equipment.

WEED Inc. acquired the property in La Veta, Colorado in order to facilitate the expansion of the genomic studies and the development of new hybrid strains. The facility is currently under re-design and renovation to convert the existing structures into a world-class genetics research center.

A gene-based breeding program will allow us to root out inferior cultivars and replace them with fully-validated and patentable cultivars which produce consistent plant products for the medicinal markets. The gene-based breeding program will improve cultivars and introduce integrity, stability, and quality to the market in the following ways:

●	accelerated and optimized growth rates; modern genomic resources will enhance traditional breeding methods

●	generate new cultivars, accelerating and perfecting the art of selective breeding

●	provide the ability to assay for specific genes within the crop, establish strain tracking, and promote market quality assurance

●	improved disease, pest, and drought resistance of the Cannabis plant

We believe the gene-based breeding program will facilitate and accelerate:

●	improved therapeutic properties, i.e., increased THC/CBD concentration and the production of specific classes of oils and terpenses

●	enhanced opportunities for new drug discovery

●	accelerated breeding of super-cultivars: drought, pest, and mold resistant, increased %THC

●
revenue generation through our unique ability to breed and genetically fingerprint new, super-cultivars: establish strong patent protection; and provide these cultivars to the market on a favorable cost and royalty basis.

Our goal with this program is to develop a translational breeding program to establish a new collection of Cannabis cultivars for the Colorado, national, and international markets. Through the use of genetic screening technology, cultivars can be up-selected for specific traits and grown to address the needs of consumers in the medicinal market.

Corporate Overview

We were originally incorporated under the name Plae, Inc., in the State of Arizona on August 20, 1999. At the time we operated under the name Plae, Inc., no business was conducted. No books or records were maintained and no meetings were held. In essence, nothing was done after incorporation until Glenn E. Martin took possession of Plae, Inc. in January 2005. On February 18, 2005, the corporate name was changed to King Mines, Inc. and then subsequently changed to its current name, United Mines, Inc., on March 30, 2005. No shares were issued until the Company became United Mines, Inc. From 2005 until 2015, we were an exploration stage mineral exploration company that owned a number of unpatented mining claims and Arizona State Land Department claims.

On November 26, 2014, our Board of Directors approved the redomestication of our company from Arizona to Nevada (the “Articles of Domestication”), and approved Articles of Incorporation in Nevada, which differed from then-Articles of Incorporation in Arizona, primarily by (a) changing our name from United Mines, Inc. to WEED, Inc., (b) authorizing Twenty Million (20,000,000) shares of preferred stock, with blank check rights granted to our Board of Directors, and (c) authorizing Two Hundred Million (200,000,000) shares of common stock (the “Nevada Articles of Incorporation”). On December 19, 2014, the holders of a majority of our outstanding common stock approved the Articles of Domestication and the Nevada Articles of Incorporation at a Special Meeting of Shareholders. On January 16, 2015, the Articles of Domestication and the Nevada Articles of Incorporation went effective with the Secretary of State of the State of Nevada. On February 2, 2015, our name change to WEED, Inc., and a corresponding ticker symbol change to “BUDZ” went effective with FINRA and was reflected on the quotation of our common stock on OTC Markets.

These changes were affected in order to make our corporate name and ticker symbol better align with our short-term and long-term business focus. Our current, short-term goals relate to the Cannabis Genomic Study and the resulting development of a variety of new cannabis strains, and, over the next 5 years, we plan to process those results in order to become an international cannabis research and product development company, with a globally-recognized brand focusing on building and purchasing labs, land and building commercial grade “Cultivation Centers” to consult, assist, manage & lease to universities, state governments, licensed dispensary owners and organic grow operators on a contract basis with a concentration on the legal and medical cannabis sector.

Our long-term plan is to become a true “Seed-to-Sale” global holding company providing infrastructure, financial solutions, product development, and real estate options in this new emerging market. Our long term growth may also come from the acquisition of synergistic businesses, such as distilleries, to make anything from infused beverages to super oxygenated water with CBD and THC. Currently, we have formed WEED Australia Ltd., registered as an unlisted public company in Australia to address this Global demand. We have also formed WEED Israel Cannabis Ltd., an Israeli corporation, to address future global demand. We will look to conduct future research, marketing, import/exporting, and manufacturing of our proprietary products on an international level.

On April 20, 2017, we entered into a Share Exchange Agreement with Sangre AT, LLC, a Wyoming limited liability company, under which we acquired all of the issued and outstanding limited liability company membership units of Sangre in exchange for Five Hundred Thousand (500,000) shares of our common stock, restricted in accordance with Rule 144. As a result of this agreement, Sangre is a wholly-owned subsidiary of WEED, Inc.

This discussion and analysis should be read in conjunction with our financial statements included as part of our Annual Report for the year ended December 31, 2019.

Results of Operations for the Years Ended December 31, 2019 and 2018

	Year Ended December 31,
	2019	2018
Revenue	$ -	$ -

Operating expenses:

General and administrative expenses	969,913	1,358,178
Professional fees	26,287,730	26,866,800
Depreciation and amortization	159,424	180,640
Total operating expenses	27,417,067	28,405,618

Loss from operations	(27,417,067)	(28,405,618)

Other expense
Interest income	-	9,338
Interest expense	(11,672)	(12,179)
Other income	1,016	155,701
Loss on deposit	(100,000)	(110,000)
Loss on extinguishment of debt	-	(1,064,720)
Gain on extinguishment of debt	-	121,475
Other expense	(1,956)	(9,004)
Total other expense, net	(112,612)	(909,389)

Net income (loss)	$ (27,529,679)	$ (29,315,007)

Operating Loss; Net Loss

Our comprehensive net loss decreased by $1,784,719, from ($29,315,007) to ($27,530,288), from the year ended 2018 compared to 2019. Our operating loss decreased by $988,551, from ($28,405,618) to ($27,417,067) for the same period. The decrease in operating loss is primarily a result of our decrease in our professional fees partially offset by a decrease in our general and administrative expenses. The increase in our net loss is also a result of our operating loss, partially offset by decreases in impairment expense and loss on extinguishment of debt. These changes are detailed below.

Revenue

We have not had any revenues since our inception. Prior to October 1, 2014, we were an exploration stage mineral exploration company that owned a number of unpatented mining claims and Arizona State Land Department claims. In late 2014, we changed our short-term and long-term business focus to the medical cannabis sector. In the short-term we plan to conduct Sangre’s Cannabis Genomic Study over the next 5 years and process those result, and in the long-term is to be a company focused on purchasing land and building commercial grade “Cultivation Centers” to consult, assist, manage & lease to licensed dispensary owners and organic grow operators on a contract basis, with a concentration on the legal and medical marijuana (Cannabis) sector. Our long-term plan is to become a True “Seed-to-Sale” company providing infrastructure, financial solutions and real estate options in this new emerging market, worldwide. We plan to make our brand global and therefore we will look for opportunities to conduct future research, marketing, import and exporting, and manufacturing of any proprietary products on an international level.

General and Administrative Expenses

General and administrative expenses decreased by $388,265, from $1,358,178 for the year ended December 31, 2018 to $969,913 for the year ended December 31, 2019, primarily due to decreases in our lab supplies and construction labor for the research facilities.

Professional Fees

Our professional fees decreased during the year ended December 31, 2019 compared to the year ended December 31, 2018. Our professional fees were $26,287,730 for the year ended December 31, 2019 and $26,866,800 for the year ended December 31, 2018. These fees are largely related to fees paid for legal and accounting services, along with compensation to independent contractors, and increased primarily as a result of increased stock-based compensation awards and the value attributed to those shares of stock. We expect the amount of professional fees we pay in cash to grow steadily as our business expands. However, the amount attributed to the stock-based compensation could decrease in periods when our stock price is lower, if we continue to use stock-based compensation. In the event we undertake an unusual transaction, such as an acquisition, securities offering, or file a registration statement, we would expect these fees to substantially increase during that period.

Depreciation and Amortization

During the year ended December 31, 2019, we had depreciation and amortization of $159,424, compared to $180,640 in the year ended December 31, 2018. The depreciation and amortization expense in 2019 was related to the sale of the two Audi vehicles as a repayment to Nicole Breen. The depreciation and amortization expense in 2018 was related to the purchases of a house and condominium in La Veta, Colorado and two trademarks acquired from Copalix (PTY) LTD.

Interest Income

Interest income decreased from $9,338 to $0 for the year ended December 31, 2019 compared to the same period in 2018. Our interest income in 2018 primarily as a result of a credit received at closing for the purchase of the property located in La Veta, Colorado.

Interest Expense

Interest expense decreased slightly from ($12,179) to ($11,672) for the year ended December 31, 2019 compared to the same period in 2018. Our interest expense primarily relates to interest on a convertible note and short-term loans.

Other Income

In 2019, we had other income of $1,016, compared to $155,701 in 2018. The other income in 2019 related to a refund from a merchant. The other income in 2018 related to settlement payment of $155,000 we received from an insurance company related to a fire near one of our properties in La Veta, Colorado, and loan discount of $121,475 on the settlement between Sangre AT, LLC and Craig W. Clark.

Impairment Expense

In 2019, we had impairment expense of $0, compared to $321,614 in 2018. The impairment expense in 2018 related to the appraised value of the property located at 1390 Mountain Valley Road purchased for $1,200,000 on February 16, 2018.

Loss on Deposit

In 2019, we had loss on deposit of $100,000, compared to $110,000 in 2018. The loss on deposit for 2019 period was related to the termination of the exclusive license and assignment agreement between us and Yissum Research Development Company. The loss on deposit for 2018 period was related to the non-refundable deposit amount of $110,000 for the Lake Erie Project in Westfield, New York.

Loss on Extinguishment of Debt

During the year ended December 31, 2019, we had a loss on extinguishment of debt of $0, compared to $1,064,720 in the year ended December 31, 2018. The loss on extinguishment of debt in 2018 was related to the $475,000 principle amount promissory note issued by us to the seller of property that was paid in full. The loss on extinguishment of debt was recorded based on the fair value of the consideration paid and the carrying value of the note payable on the settlement date of January 17, 2018.

Other Expense

During 2019, we had other expense of $1,956, compared to $9,004 in 2018. In 2019, the other expense primarily related to credit card finance charges, and in the 2018 the other expense primarily related to credit card finance charges.

Liquidity and Capital Resources

Introduction

During the years ended December 31, 2019 and 2018, because of our operating losses, we did not generate positive operating cash flows. Our cash on hand as of December 31, 2019 was $2,509 and our monthly cash flow burn rate was approximately $40,000. Our cash on hand was primarily proceeds from the sales of our securities. We currently do not believe we will be able to satisfy our cash needs from operations for many years to come.

Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2019 and 2018, respectively, are as follows:

	December 31,2019	December 31,2018	Change
Cash	$ 2,509	$ 70,608	$ (68,099)
Total Current Assets	126,310	491,939	(365,629)
Total Assets	1,952,612	3,020,989	(1,068,377)
Total Current Liabilities	752,970	259,362	493,608
Total Liabilities	$ 752,970	$ 259,362	493,608

Our current assets decreased by $365,629 as of December 31, 2019 as compared to December 31, 2018, primarily due to decreases in cash, deposits, and prepaid expenses. The decrease in our total assets between the two periods was primarily attributed to a decrease in our vehicles and higher accumulated depreciation of our assets.

Our current liabilities and total liabilities increased by $493,608, as of December 31, 2019 as compared to December 31, 2018. This increase in liabilities as of December 31, 2019 was primarily related to increases in our accrued officer compensation, accrued expenses, accrued interest, notes payable and notes payable, related parties compared to December 31, 2018.

In order to repay our obligations in full or in part when due, we will be required to raise significant capital from other sources. There is no assurance, however, that we will be successful in these efforts.

Cash Requirements

We had cash available as of December 31, 2019 of $2,509 and $70,608 on December 31, 2018. Based on our revenues, cash on hand and current monthly burn rate of approximately $40,000, we will need to continue borrowing from our shareholders and other related parties, and/or raise money from the sales of our securities, to fund operations.

Sources and Uses of Cash

Operations

We had net cash used in operating activities of $1,110,597 for the year ended December 31, 2019, as compared to $3,181,303 for the year ended December 31, 2018. In 2019, the net cash used in operating activities consisted primarily of our net loss of ($27,529,679), offset by estimated fair value of stock-based compensation of $22,770,662, estimated fair of shares issued for services of $2,578,250, depreciation and amortization of $159,423, and impairment of construction in progress of $499,695 adjusted by an increases in accounts receivable of $801, accrued expenses of $141,800, and a decreases in prepaid expenses and other assets of $298,331 and accounts payable of $28,278. In 2018, the net cash used in operating activities consisted primarily of our net loss of ($29,315,007) and gain of settlement of debt of ($121,475), offset by estimated fair value of stock-based compensation of $21,201,397, estimated fair of shares issued for services of $4,041,575, impairment of property of $321,614, loss on debt extinguishment of $1,064,720, loss of deposit of $110,000, and depreciation and amortization of $180,640, adjusted by an increases in prepaid expenses and other assets of $498,311, accounts receivable of $21, accounts payable of $11,849, and a decrease in accrued expenses of $178,335.

Investments

In 2019, we had net cash used in investing activities of $2,979, consisting entirely of purchases of property and equipment. In 2018, we had net cash used in investing activities of $876,481, consisting of purchases of property and equipment of $826,481 and purchase of intangible assets of $50,000.

Financing

Our net cash provided by financing activities for the year ended December 31, 2019 was $1,046,086, compared to $3,967,214 for the year ended December 31, 2018. For the period in 2019, our financing activities related to proceeds from the sale of common stock of $573,000, proceeds from notes payable, related party of $305,823, and proceeds from notes payable of $250,850, offset by repayments on notes payable of ($83,587). For the period in 2018, our financing activities related to proceeds from the sale of common stock of $5,023,401 and proceeds from notes payable of $7,000, offset by repayments on notes payable of ($1,063,187).

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements.

The below discussion and analysis should be read in conjunction with our financial statements included as part of this Offering Statement.

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019

Results of Operations

	Three Months Ended September 30,
	2020	2019
Revenue	$-	$-

Operating expenses:

General and administrative	75,550	80,249
Professional fees	109,927	6,065,896
Depreciation and amortization	29,775	40,756
Total operating expenses	215,252	6,186,901

Net operating loss	(215,252)	(6,186,901)

Other Expense
Interest expense	(8,329)	(3,225)
Loss on deposit	-	(100,000)
Gain on sale of fixed asset	46,948	-

Net loss	$(176,633)	$(6,290,126)

Other Comprehensive Loss	(13)	(25)

Comprehensive Loss	$(176,646)	$(6,290,151)

Operating Loss; Net Loss

Our comprehensive loss decreased by $6,113,505, from ($6,290,151) to ($147,646), from the three months ended September 30, 2019 compared to the three months ended September 30, 2020. Our operating loss decreased by $5,971,649, from ($6,186,901) to ($215,252) for the same period. The decrease in net loss compared to the same period of the prior year is primarily a result of decreases in professional fees and general and administrative expenses and a gain on sale of fixed asset, offset slightly by an increase in our interest expense. These changes are detailed below.

Revenue

We have not had any revenues since our inception. We are a company focused on the medical cannabis sector. In the short-term we plan to conduct Sangre’s Cannabis Genomic Study over the next 5 years and process those result, and in the long-term is to be a company focused on purchasing land and building commercial grade “Cultivation Centers” to consult, assist, manage & lease to licensed dispensary owners and organic grow operators on a contract basis, with a concentration on the legal and medical marijuana (Cannabis) sector. Our long-term plan is to become a True “Seed-to-Sale” company providing infrastructure, financial solutions and real estate options in this new emerging market, worldwide. We plan to make our brand global and therefore we will look for opportunities to conduct future research, marketing, import and exporting, and manufacturing of any proprietary products on an international level.

General and Administrative Expenses

General and administrative expenses decreased by $4,699, from $80,249 for the three months ended September 30, 2019 to $75,550 for the three months ended September 30, 2020, primarily due to decreases in travel, facilities maintenance, and charitable contribution expenses.

Professional Fees

Our professional fees decreased by $5,955,969 during the three months ended September 30, 2020 compared to the three months ended September 30, 2019. Our professional fees were $109,927 for the three months ended September 30, 2020 and $6,065,896 for the three months ended September 30, 2019. These fees are largely related to fees paid for legal and accounting services, along with compensation to independent contractors, and decreased significantly primarily as a result of a decrease in the value of stock-based compensation awards due to our lower stock price. We expect these fees to vary quarter-to-quarter as our business and stock price fluctuate if we continue to use stock-based compensation. In the event we undertake an unusual transaction, such as an acquisition, securities offering, or file a registration statement, we would expect these fees to substantially increase during that period.

Depreciation and Amortization

During the three months ended September 30, 2020 we had depreciation and amortization expense of $29,775, compared to $40,756 in the three months ended September 30, 2019. Our depreciation and amortization expense primarily relates to our property and trademark acquisitions.

Interest Expense

Interest expense increased from $3,225 to $8,329 for the three months ended September 30, 2019 compared to the same period in 2020. Our interest expense primarily relates to notes payable from attorney and related parties.

Loss on Deposit

We had a loss on deposit of $0 during the three months ended September 30, 2020 compared to $100,000 during the three months ended September 30, 2019. Our loss on deposit during the three months ended September 30, 2019 related the termination of the exclusive license and assignment agreement between us and Yissum Research Development Company. The second installment of the license fee of $400,000, due on May 1, 2019, was not paid, and the first installment of $100,000 was recorded as a loss on deposit due to the termination.

Gain on Sale of Fixed Asset

During the three months ended September 30, 2020, we had a gain on sale of fixed asset of $46,948, compared to $0 for the three months ended September 30, 2019. The gain on sale of fixed asset during the three months ended September 30, 2020 related to the sale of a condominium we owned in La Veta, Colorado.

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

Results of Operations

	Nine months Ended September 30,
	2020	2019
Revenue	$-	$-

Operating expenses:

General and administrative	224,233	390,937
Professional fees	3,540,739	23,979,599
Depreciation and amortization	106,498	122,172
Total operating expenses	3,871,470	24,492,708

Net operating loss	(3,871,470)	(24,492,708)

Other Expense
Interest expense	(30,959)	(5,624)
Other income	-	1,017
Loss on deposit	-	(100,000)
Gain on sale of fixed asset	46,948	-
Other expense	-	(1,956)

Net loss	$(3,855,481)	$(24,599,261)

Other Comprehensive Loss	(638)	(546)

Comprehensive Loss	$(3,856,119)	$(24,599,807)

Operating Loss; Net Loss

Our comprehensive loss decreased by $20,743,688, from ($24,599,807) to ($3,856,119), from the nine months ended September 30, 2019 compared to the nine months ended September 30, 2020. Our operating loss decreased by $20,621,238, from ($24,492,708) to ($3,871,470) for the same period. The decrease in operating loss and net loss compared to the same period of the prior year is primarily a result of decreases in professional fees and general and administrative expenses, offset slightly by an increase in our interest expense. These changes are detailed below.

Revenue

We have not had any revenues since our inception. We are company focused on the medical cannabis sector. In the short-term we plan to conduct Sangre’s Cannabis Genomic Study over the next 5 years and process those result, and in the long-term is to be a company focused on purchasing land and building commercial grade “Cultivation Centers” to consult, assist, manage & lease to licensed dispensary owners and organic grow operators on a contract basis, with a concentration on the legal and medical marijuana (Cannabis) sector. Our long-term plan is to become a True “Seed-to-Sale” company providing infrastructure, financial solutions and real estate options in this new emerging market, worldwide. We plan to make our brand global and therefore we will look for opportunities to conduct future research, marketing, import and exporting, and manufacturing of any proprietary products on an international level.

General and Administrative Expenses

General and administrative expenses decreased by $166,704, from $390,937 for the nine months ended September 30, 2019 to $224,233 for the nine months ended September 30, 2020, primarily due to decreases in travel, facilities maintenance, and charitable contribution expenses.

Professional Fees

Our professional fees decreased by $20,438,860 during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. Our professional fees were $3,540,739 for the nine months ended September 30, 2020 and $23,979,599 for the nine months ended September 30, 2019. These fees are largely related to fees paid for legal and accounting services, along with compensation to independent contractors, and decreased significantly primarily as a result of a decrease in the value of stock-based compensation awards due to our lower stock price. We expect these fees to vary quarter-to-quarter as our business and stock price fluctuate if we continue to use stock-based compensation. In the event we undertake an unusual transaction, such as an acquisition, securities offering, or file a registration statement, we would expect these fees to substantially increase during that period.

Depreciation and Amortization

During the nine months ended September 30, 2020 we had depreciation and amortization expense of $106,498, compared to $122,172 in the nine months ended September 30, 2019. Our depreciation and amortization expense primarily relates to our property and trademark acquisitions.

Interest Expense

Interest expense increased from $5,614 to $30,959 for the nine months ended September 30, 2019 compared to the same period in 2020. Our interest expense primarily relates to notes payable from attorney and related parties.

Other Income

Other income during the nine months ended September 30, 2020 was $0, compared to $1,017 for the nine months ended September 30, 2019. Our other income for the nine months ended September 30, 2019, related to a refund from a merchant.

Loss on Deposit

We had a loss on deposit of $0 during the nine months ended September 30, 2020 compared to $100,000 during the nine months ended September 30, 2019. Our loss on deposit during the nine months ended September 30, 2019 related the termination of the exclusive license and assignment agreement between us and Yissum Research Development Company. The second installment of the license fee of $400,000, due on May 1, 2019, was not paid, and the first installment of $100,000 was recorded as a loss on deposit due to the termination.

Gain on Sale of Fixed Asset

During the nine months ended September 30, 2020, we had a gain on sale of fixed asset of $46,948, compared to $0 for the nine months ended September 30, 2019. The gain on sale of fixed asset during the three months ended September 30, 2020 related to the sale of a condominium we owned in La Veta, Colorado.

Other Expense

Other expense decreased from $1,956 to $0 for the nine months ended September 30, 2019 compared to the same period in 2020. Our other expense for the nine months ended September 30, 2019, relates to bank service charges.

Liquidity and Capital Resources

Introduction

During the nine months ended September 30, 2020, because of our operating losses, we did not generate positive operating cash flows. Our cash on hand as of September 30, 2020 was $166,463 and our monthly cash flow burn rate was approximately $45,000. Our cash on hand was primarily proceeds from the sales of our securities and from the sale of the condominium we owned in La Veta, Colorado. We currently do not believe we will be able to satisfy our cash needs from our revenues for many years to come.

Our cash, current assets, total assets, current liabilities, and total liabilities as of September 30, 2020 and December 31, 2019, respectively, are as follows:

	September 30, 2020	December 31, 2019	Change

Cash	$ 166,463	$ 2,509	$ 163,954
Total Current Assets	382,625	126,310	256,315
Total Assets	1,985,787	1,952,612	33,175
Total Current Liabilities	982,599	752,970	229,629
Total Liabilities	$ 982,599	$ 752,970	$ 229,629

Our total assets increased by $33,175 as of September 30, 2020 as compared to December 31, 2019. The increase in our total assets between the two periods was primarily attributed to increases in our cash and deposits, partially offset by decreases in our land, buildings and property and equipment, net (due to depreciation) at September 30, 2020 compared to December 31, 2019.

Our current liabilities and total liabilities increased by $229,629, as of September 30, 2020 as compared to December 31, 2019. This increase was due to increases in accounts payable, accrued officer compensation, notes payable, related party, accrued expenses, and accrued interest, partially offset by a decrease in notes payable.

In order to pay our obligations in full or in part when due, we will be required to raise capital from other sources. There is no assurance, however, that we will be successful in these efforts.

Cash Requirements

We had cash available of $166,463 and $2,509 as of September 30, 2020 and December 31, 2019, respectively. Based on our revenues, cash on hand and current monthly burn rate of approximately $45,000, we will need to continue borrowing from our shareholders and other related parties, and/or raise money from the sales of our securities, to fund operations.

Sources and Uses of Cash

Operations

We had net cash used in operating activities of $279,631 for the nine months ended September 30, 2020, as compared to $1,052,279 for the nine months ended September 30, 2019. For the period in 2020, the net cash used in operating activities consisted primarily of our net loss of ($3,855,481), adjusted by estimated fair value of stock-based compensation of $2,044,911, estimated value of shares issued for services of $1,365,200, depreciation and amortization of $106,498, imputed interest on RP loans of $13,945, and gain on sale of fixed asset of ($46,948) and adjusted by an increase in assets of prepaid expenses and other assets of $92,361, and increases in liabilities of accounts payable of $52,174 and accrued expenses of $132,431. For the period in 2019, the net cash used in operating activities consisted primarily of our net loss of ($24,599,261), offset by estimated fair value of stock-based compensation of $21,209,062, estimated value of shares issued for services of $1,909,929, and depreciation and amortization of $122,172, and adjusted by a decrease in prepaid expenses and other assets of $305,707, a decrease in accounts payable of $91,452, and an increase in accrued expenses of $92,365.

Investments

For the nine months ended September 30, 2020, we cash flows used in investing activities of $163,590, which was all attributable to the condominium we sold in La Veta, Colorado. For the period in 2019, the net cash used in investing activities of $2,979, with the entire amount related to purchases of property and equipment.

Financing

Our net cash provided by financing activities for the nine months ended September 30, 2020 was $280,024, compared to $997,636 for the nine months ended September 30, 2019. For the period in 2020, our financing activities related to proceeds from the sale of common stock of $195,000, proceeds from notes payable of $10,200, proceeds from notes payable-related party of $63,100, and stock payable of $40,000, partially offset by repayments on notes payable of $28,276. For the period in 2019, our financing activities related to proceeds from the sale of common stock of $498,001, proceeds from notes payable of $230,812, and proceeds from notes payable-related party of $268,823.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

 Penny Stock Rules / Section 15(g) of the Exchange Act

Our shares may be considered penny stock covered by Section 15(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 15g-1 through 15g-6 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors who are generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 (including spouse's net worth and may include the fair market value of home furnishings and automobiles, but excluding from the calculation the value any primary residence and the related amount of any indebtedness on primary residence up to the fair market value of the primary residence (any indebtedness that exceeds the fair market value of the primary residence must be deducted from net worth calculation)) or annual income exceeding $200,000 or $300,000 jointly with their spouses.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules. Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales person’s compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approved the transaction for the customer’s account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination and that it is unlawful to effect the transaction without written authorization for the transaction from the customer.

The application of the penny stock rules may affect your ability to resell your shares due to broker-dealer reluctance to undertake the above-described regulatory burdens.

SECURITIES BEING OFFERED

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001, and 20,000,000 shares of preferred stock, par value $0.001. As of November 30, 2020, there are 112,972,685 shares of our common stock issued and outstanding, held by approximately 266 shareholders of record. There are no shares of our preferred stock outstanding as of the date of this filing.

Units. We are offering 40,000,000 Units under this Offering, with each Unit consisting of one (1) share of our Common Stock and one (1) warrant to purchase (1) share of our Common Stock, at a purchase price of $1.00 per Unit. The exercise price on the warrant included in each Unit will be $1.50 per share and the warrant cannot be exercised by the holder until at least twelve months have passed from the date of issuance. The warrants will expire two years from the issuance date.

Common Stock. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore. Cash or stock dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Warrants. The warrants included as part of each Unit offered hereunder will be a warrant to purchase shares of our common stock at an exercise price equal to 150% of the amount the investor pays for the Unit. For example, if an investor purchases Units at a price of $1.00 per Unit, then the exercise price on the warrant issued with the Unit will be $1.50 per share. The warrants issued as part of each Unit will expire two (2) years after the date of issuance and cannot be exercised until at least twelve months have passed from the date of issuance.

Dividend Policy. We have never issued any dividends under WEED, Inc and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Liquidation Rights. In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Exclusive Forum Provision. In the event of litigation with an investor that participates in the Offering, the subscription agreement for the sale of the Units contains an exclusive forum provision that states any litigation much be filed exclusively in the state and federal courts sitting in Pima County, Arizona. However, notwithstanding this provision, this choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our compliance with these laws, rules, and regulations cannot be waived by us or an investor.

Transfer Agent. The transfer agent for our common stock is Pacific Stock Transfer Company, 6725 Via Austi Pkwy #300, Las Vegas, NV 89119.

INTEREST OF NAMED EXPERTS AND COUNSEL

Law Offices of Craig V. Butler serves as our legal counsel in connection with this offering. The principal of the Law Offices of Craig V. Butler, Mr. Craig V. Butler owns 1,300,000 shares of our common stock as of November 30, 2020.

DESCRIPTION OF BUSINESS

General

We are a USA-based fully reporting public company currently specializing in the medicinal cannabis space. We are a multi-national, multi-faceted, vertically-integrated organization. We are structured as a holding company doing business through our divisions, wholly-owned subsidiaries, and strategically placed collaborative partners to achieve and promote a global brand. We are dedicated to global goals and outreach across the full spectrum of the cannabis industry to find treatments, therapies and medical cures utilizing the Cannabaceae plant family. We do not grow, harvest, produce, or sell any substance in violation of US Federal law under The Federal Controlled Substances Act, and we meet all standards of international law for WEED, Inc. and its subsidiaries in foreign locations.

Currently, we are either working or planning for several different business opportunities in the cannabis space. Our first business opportunity is through our wholly-owned subsidiary, Sangre AT, LLC (“Sangre”), where we are focused on the development and application of cannabis-derived compounds for the treatment of human disease. To that end Sangre, is working on a planned five-year Cannabis Genomic Study to complete a genetic blueprint of the Cannabis plant genus, by creating a global genomic classification of the entire plant. Second, we are under contract to purchase a golf course property located in Westfield, New York. We own the unlimited water extraction rights from Lake Erie to the property already, but need to raise at least $500,000 to acquire the property. If we are successful in acquiring the property we plan to utilize the property to access the hemp and infused beverage markets. Third, we have established WEED Australia Ltd. and The Cannabis Institute of Australia (C.I.A.) in Australia for the purpose of conducting cannabis and hemp research and potentially developing products in Australia. C.I.A. is a non-profit entity formed for the purpose of conducting cannabis and hemp research and potentially developing products in Australia for domestic research and development of products, services and educational purposes to all 7 States and territories including Tasmania. . Fourth, we have an arrangement with Professor Elka Touitou to assist us with cannabis research and studies in Israel. Professor Touitou was the Head of the Innovative Dermal, Transdermal and Transmucosal Delivery Lab at the Institute of Drug Research, The School of Pharmacy, HUJ, now retired but still has HUJ clinical trial & independent studies/lab privileges. Professor Touitou is an internationally renowned authority in the field of drug delivery and design of new technologies for efficient administration of drugs and development of new products. Professor Touitou has been involved in Cannabinoid research since 1988 at The Hebrew University of Jerusalem, (HUJ) Jerusalem, Israel.

Our current, short-term goals relate to the Cannabis Genomic Study and the resulting development of a variety of new cannabis strains, and, over the next few years, we plan to process those results in order to become an international cannabis research and product development company, with a globally-recognized brand focusing on building and purchasing labs, land and building commercial grade “Cultivation Centers”. We plan to consult, assist, manage & lease to universities, state governments, licensed dispensary owners and organic grow operators on a contract basis with a concentration on the legal and medical cannabis sector..

Our long-term plan is to become a true “Seed-to-Sale” global holding company providing infrastructure, financial solutions, product development, and real estate options in this new emerging market. Our long term growth may also come from the acquisition of synergistic businesses, such as distilleries, to make anything from infused beverages to super oxygenated water with CBD and THC.

Our website is www.WEEDincUSA.com.

Corporate History

We were originally incorporated under the name Plae, Inc., in the State of Arizona on August 20, 1999. At the time we operated under the name Plae, Inc., no business was conducted. No books or records were maintained and no meetings were held. In essence, nothing was done after incorporation until Glenn E. Martin took possession of Plae, Inc. in January 2005. On February 18, 2005, the corporate name was changed to King Mines, Inc. and then subsequently changed to its current name, United Mines, Inc., on March 30, 2005. No shares were issued until the Company became United Mines, Inc. From 2005 until 2015, we were an exploration stage mineral exploration company that owned a number of unpatented BLM mining claims and Arizona State Land Department exploration leases. We still own 15 “unpatented” mining claims covering 3 mining properties located in the historic gold mining territory of Southern Arizona, but are not currently conducting any mining activities and have no plans to in the immediate future.

On November 26, 2014, our Board of Directors approved the redomestication of our company from Arizona to Nevada (the “Articles of Domestication”), and approved Articles of Incorporation in Nevada, which differed from then-Articles of Incorporation in Arizona, primarily by (a) changing our name from United Mines, Inc. to WEED, Inc., (b) authorizing Twenty Million (20,000,000) shares of preferred stock, with blank check rights granted to our Board of Directors, and (c) authorizing Two Hundred Million (200,000,000) shares of common stock (the “Nevada Articles of Incorporation”). On December 19, 2014, the holders of a majority of our outstanding common stock approved the Articles of Domestication and the Nevada Articles of Incorporation at a Special Meeting of Shareholders. On January 16, 2015, the Articles of Domestication and the Nevada Articles of Incorporation went effective with the Secretary of State of the State of Nevada. On February 2, 2015, our name change to WEED, Inc., and a corresponding ticker symbol change to “BUDZ” went effective with FINRA and was reflected on the quotation of our common stock on OTC Markets.

These changes were effected in order to make our corporate name and ticker symbol better align with our short-term and long-term business focus, which in the short-term is to conduct a Cannabis Genomic Study over the next 5 years, process those results, and in the long-term to be an international cannabis research and product development company, with a globally-recognized brand focusing on building and purchasing labs, land and building commercial grade “Cultivation Centers”. WEED plans to consult, assist, manage & lease to universities, state governments, licensed dispensary owners and worldwide organic grow operators on a contract basis, with a concentration on the legal and medical Cannabis sector. These operations are being conducted through our primary wholly-owned subsidiary, Sangre AT, LLC, a Wyoming limited liability company (“Sangre”), dba Sangre BioSciences. Our long-term plan is to become a True “Seed-to-Sale” global holding company providing infrastructure, financial solutions, product development and real estate options in this new emerging market. Our long term plans may also include acquisitions of synergistic businesses, such as distilleries to make infused beverages and/or super oxygenated water with CBD and THC.

As of December 31, 2019, in addition to Sangre, WEED Inc. had four other wholly-owned subsidiaries, namely WEED Australia Ltd., an Australian corporation, The Cannabis Institute of Australia, an Australian non-profit corporation, WEED Israel Cannabis Ltd., an Israeli corporation and WEED Hong Kong Limited, a Chinese corporation. WEED Australia is registered as an unlisted public company in Australia. All subsidiaries were formed to address future anticipated global demand and to take advantage of countries that have more developed laws related to cannabis legal at the Federal level. In March 2019, we formed WEED Hong Kong Limited with offices in Hong Kong for IP and worldwide branding purposes.

Our U.S. corporate offices are located at 4920 N. Post Trail, Tucson, AZ 85750, telephone number (520) 818-8582.

Business Overview

General

Currently, we are either working on or planning for several different business opportunities in the cannabis space. Our first business opportunity is through our wholly-owned subsidiary, Sangre AT, LLC (“Sangre”), where we are focused on the development and application of cannabis-derived compounds for the treatment of human disease. To that end Sangre , is working on a planned five-year Cannabis Genomic Study to complete a genetic blueprint of the Cannabis plant genus, by creating a global genomic classification of the entire plant. Second, we are under contract to purchase a golf course property located in Westfield, New York. We own the unlimited water extractions rights from Lake Erie to the property already, but need to raise at least $500,000 to acquire the property. If we are successful in acquiring the property we plan to utilize the property to access the hemp and infused beverage markets. Third, we have established WEED Australia Ltd. and The Cannabis Institute of Australia (C.I.A.) in Australia for the purpose of conducting cannabis and hemp research and potentially developing products in Australia. C.I.A. is a non-profit entity formed for the purpose of conducting cannabis and hemp research and potentially developing products in Australia for domestic research and development of products, services and educational purposes to all 7 States and territories including Tasmania. Fourth, we have an arrangement with Professor Elka Touitou to assist us with cannabis research and studies in Israel. Professor Touitou was the Head of the Innovative Dermal, Transdermal and Transmucosal Delivery Lab at the Institute of Drug Research, The School of Pharmacy, HUJ, now retired but still has HUJ clinical trial & independent studies/lab privileges. Professor Touitou is an internationally renowned authority in the field of drug delivery and design of new technologies for efficient administration of drugs and development of new products. Professor Touitou has been involved in Cannabinoid research since 1988 at The Hebrew University of Jerusalem, (HUJ) Jerusalem, Israel.

Using annotated genomic data and newly generated phenotypic data, WEED plans to identify and isolate regions of the plant genome which are related to growth, synthesis of desired molecules, and drought and pest resistance. This complex data set would then be utilized in a breeding program to generate and establish new hybrid cultivars which exemplify the traits that are desired by the medical and patient community. This breeding program would produce new seed stocks and clones, which we plan on patenting. If successful this intellectual property should generate immense value for the Company. After developing a comprehensive understanding of the annotated genome of a variety of cannabis strains and obtaining intellectual property protection over the most promising strains, we plan to move forward either independently or with strategic partners to develop medicinal products for the treatment and therapies for a multitude of human and animal diseases.

Our current, short-term goals relate to the Cannabis Genomic Study and the resulting development of a variety of new cannabis strains, and, over the next 5 years, we plan to process those results in order to become an international cannabis research and product development company, with a globally-recognized brands focusing on building and purchasing labs, land and building commercial grade “Cultivation Centers”. WEED plans to consult, assist, manage & lease to universities, state governments, licensed dispensary owners and organic grow operators on a contract basis with a concentration on the legal and medical cannabis sector.

Our long-term plan is to become a true “Seed-to-Sale” global holding company providing infrastructure, financial solutions, product development, and real estate options in this new emerging market thru acquisitions and strategic partnerships. Our long term growth may also come from the acquisition of synergistic businesses, such as distilleries, to make anything from infused beverages to super oxygenated water with CBD and THC. Currently, WEED, Inc. has formed WEED Australia Ltd., registered as an unlisted public company in Australia to address this global demand. We have also formed WEED Israel Cannabis Ltd., an Israeli corporation, to address future global demand, and in March 2019, WEED Israel Cannabis Ltd. was involved in the transaction with Yissum discussed herein. In 2018, we formed a non-profit company in Australia called The Cannabis Institute of Australia. To date this company has been dormant.

As of December 31, 2018, the original Sangre’s research team leader is no longer with the Company. However, we believe his departure will have little to no impact on Sangre’s genomic study. Although Mr. Williams was the team leader of the Sangre project, most of the work on the study was conducted under contract by Industrial Metagenomics in connection with a public university in Texas. The leadership of Industrial Metagenomics is intact and will still be conducting the study once we have secured sufficient financing. In addition, we will plan to utilize top researchers from Israel. WEED’s facilities manager is the only individual who is currently located onsite at the Sangre BioSciences compound in La Veta, Colorado. His duties also include caretaker for our 6,000 sq ft corporate Colorado headquarters and our 3 bedroom condo in Cucharas, Colorado to house personnel.

  Cannabis Genomic Study

After more than 40 years of illicit, underground breeding programs, the genetic integrity of Cannabis has been significantly degraded. Our subsidiary, Sangre AT, LLC (“Sangre”) plans to use a gene-based breeding program to root out inferior cultivars and replace them with fully-validated and patentable cultivars which produce consistent plant products for the medicinal markets. We believe our unique gene-based breeding program will improve cultivars and introduce integrity, stability, and quality to the market in the following ways:

● Accelerated and optimized growth rates; modern genomic resources will enhance traditional breeding methods

● Generation of new cultivars, accelerating and perfecting the art of selective breeding

● Provide the ability to assay for specific genes within the crop, which is critical to strain tracking and market quality assurance

● Improve disease and drought resistance

We believe our gene-based breeding program will facilitate and accelerate:

● Improved therapeutic properties

● New therapies for migraines/chronic pain, epilepsy, cancer, PTSD, chronic head injury, and others

● Enhanced opportunities for new drug discovery through collaborations with national and international medical research/treatment centers, bio-pharma companies including nutraceuticals and botanical companies

● Development and protection of intellectual property on a global scale. WEED currently owns several trademarks for WEED, WEED Rules!, Panama Red and Acapulco Gold in in several countries in certain limited International categories as placeholders for future growth.

The Research Plan

In order to achieve the desired results outlined above, Sangre has developed a research plan entitled the “Cannabis Genomic Study.” The goal of the study is to complete a global genomic classification of the Cannabis plant genus. Once the classification is complete, the research team plans to develop new cannabis strains that show the highest likelihood of being successful in the treatment of a variety of human diseases, test those strains and then work to produce those strains in a medicinal form for the treatment of disease. The research plan will be conducted using the following steps: Extraction, Purification, Sequencing. Annotation, and Cloning (micro-propagation).

Extraction: The extraction of genomic DNA from cannabis is a complex process of cell lysis and DNA recovery. Sangre has evaluated, updated, and validated new methods for DNA recovery.

Purification: Using next generation purification chemistries, the DNA is cleaned and concentrated for downstream applications.

Sequencing: The Cannabis DNA is sequenced using both the Illumina MiSeq and MinIon instruments.

Annotation: The genomic data is assembled and annotated using proprietary bioinformatic systems and the data provided to the Sangre AgroTech genetic breeders and cellular cloners.

Cloning: Through this process, new, high-value cannabis strains are developed.

The objectives of the research plan are as follows:

Technical Objective 1: Using two next generation sequencing platforms and proprietary bioinformatics programs, we will sequence five cultivars of Cannabis, and generate fully annotated genomic data.

Technical Objective 2: Using the selected cultivars, backcross and forward hybridization studies will be performed to produce a new generation of stock. The progeny of these crosses will be grown, genetically finger-printed, and introduced to the market under patent protection. Up-selection and cultivation of cultivars for quality assurance.

Technical Objective 3: Genotypic and phenotypic measurements of the offspring will be performed using Next Generation Sequence Analysis, Genotyping, and Phenotyping analysis. Product focus groups will evaluate new cultivars. Patent protection will be initiated for new cultivars which meet product development criteria.

Technical Objective 4: Utilize gene-driven breeding of up-selected cultivars to initiate the generation of “designer” cultivars for clinical research.

Technical Objective 5: Market placement of selected, genetically enhanced cultivars for the medicinal and bio-pharma markets.

Where We Are in the Research Plan

As noted above, phase one of our planned five year “Cannabis Genomic Study” includes “extraction technologies”. On April 20, 2017, we, in connection with Industrial Metagenomics, initiated the genomic study by extracting DNA from seven cannabis strains in Tucson, Arizona. Sangre followed the initial extraction with a second round of extractions in July 2017. So far, Industrial Megagenomics, under their agreement with Sangre have designed, tested, and developed standard operating procedures for efficient DNA isolation and sequencing of Cannabis genomes. Extensive bioinformatics analysis of repeatable and variable regions has been performed on newly generated DNA, sequencing data of 26 landrace cultivars and publicly available genomes to identify potential biomarkers to type cannabis plants without the need for whole genome sequencing. The developed biomarkers were prepared into a package for patenting, however, we are waiting for funding to perform in-vivo validation. We believe we will be able to finish phase one of the trial within 9-12 months after we have secured sufficient financing.

Under the next phase of our genomic study, we plan to continue our genetic studies in both the United States and Israel for phase 2, moving directly to clinical human trials with our wholly owned subsidiary, WEED Israel Cannabis Ltd. under the guidance currently of Professor Elka Touitou, who has patented “Delivery systems” to increase bioavailability with Hundreds of formulas she developed at the Hebrew University of Jerusalem since 1988. In addition, Professor Elka has worked with World Class scientists such as Dr. Raphael Mechoulam and many top echelon scientists in Israel in Cannabis studies and Human Trials outside of the scope of Patents and Formulas with WEED Inc. In February 2019, Glenn Martin, our CEO, and WEED Israel Managing Director, Elliot Kwestel, met with Dr. Mechoulam in his office at HUJ to discuss WEED Israel goals of attaining a high THC cultivar to synthesis for controlled dosing purposes as discussed below. We are ready to begin this phase, but need additional funding in order to proceed with the planned clinical trials, as well as to continue on to future phases of the genomic study.

After the planned clinical trials, and assuming they are successful, then in Phase 3, we plan for WEED Israel Cannabis Ltd. to utilize our human clinical trials with continuing genetic studies in Israel, not just at University levels but to include separate studies at Israeli Hospitals and clinics across Israel from Haifa to Tel Aviv, under Contract Research Organizations (CROs) in order to begin final research & developments from strain extractions to advance manufacturing, refinement of raw product, scientifically backed, to incorporate into Protocols and Procedures, QA/QC to meet EU standards, TGA standards in Australia, and that will meet World Class standards required by the FDA in the United States. This strong pipeline and provenance will clarify and streamline licensing standards to issue all vertically integrated licenses needed in each jurisdiction that we enter in each country. We plan to utilize the highest GMP standards for eventual sale to the public, both for Domestic use and International export.

Under the continuation of Phase 3 and for Phase 4 – assuming our human clinical trials proved to be successful, we plan for WEED Israel Cannabis Ltd., once cleared and permitted by The Israeli Ministry of Health, to begin to move to manufacturing of product both for commercial pharmaceutical and non-pharmaceutical uses. These above stated studies will include development of “educational courses” for continuing education to medical professionals to attract; Drs. PHDs, pharmacists, pharmacist assistants and retail managers, pharmacy industry service providers, pharmacy trade press, educators, government officials, students & new graduates, other pharmaceutical & health-related industry professionals.

In addition, we plan for proprietary strains of cannabis genetics to be imported & incorporated into our studies upon Ministry of Health authorization or lead authorities globally for additional research and evaluation to complete DNA sequencing, Pathogen studies, Metabolic Studies, and MetaBolomics analysis adding to our databases to increase efficiencies, worldwide. Our goal is to achieve a 38% - 40% THC (tetrahydrocannabinol) plant, natural or enhanced genetics, to synthesis THC and THC-A to separate THC (pyschoactive) from THC-A (non-pyschoactive) to control dosing for commercial release of products. We will conduct separate studies and evaluations for Cannabidiol (CBD), a phytocannabinoid. CBD does not have the same psychoactivity as THC. CBD is one of 113 currently identified cannabinoids in the Cannabaceae plant. CBD accounts for up to 40% of plant extracts.

 This also requires the development of continuing “Education Studies” to educate doctors and health practitioners on proper use as stated above for increased bioavailability to achieve consistent controlled dosing for patients medical requirements and needs. This will require short and long term, continual studies to supply proper medical advice and treatment to provide the highest quality medical and legal use products for both humans and animal conditions and diseases. We will look to supply constant and continual medical information and products for preventative treatments, therapies, with ultimate goal for eventual cures utilizing the Cannabis plant and its potential for a panacea of medical relief worldwide.

New York Property – Infused Beverage Industry

As detailed elsewhere herein, we currently have an agreement in place that allows us the option to acquire certain improved property located in Westfield, New York from DiPaolo for a total purchase price of Eight Hundred Thousand Dollars ($800,000). Under the terms of the agreement, we still owe approximately $392,000 to acquire the property. We have agreed to pay that amount in installment payments of $10,000 per month for six months beginning February 2020, with a balloon payment of approximately $332,000 due on or before August 3, 2020. We made the six $10,000 monthly payments but were not able to pay the balloon payment by the August 3, 2020 deadline, but on July 31, 2020 we worked out an additional extension with the bank. Under the terms of that agreement, we paid $10,000 in exchange for an additional extension and we owed approximately $332,000 to acquire the property. We agreed to pay that amount in installment payments of $10,000 per month for six months beginning September 2020, with a balloon payment of approximately $272,000 due on or before February 1, 2021. These payments are in addition to the approximately $480,000 in payments we have already made. To date we have made the $10,000 payments for September 2020 and October 2020. We need to raise funds in order to make the remaining scheduled payments. In the event we make the payments we will own the property. In the event we do not make the payments, all monies we have paid are non-refundable and the bank may acquire the property. The property is approximately 43 acres and has unlimited water extraction rights from the State of New York. If we are successful in acquiring the property, we plan to use this property as our inroads to the New York hemp and infused beverage markets in the future. In order to make the payments required to acquire the property we must raise funds.

WEED Australia Ltd.

WEED Australia Ltd.’s corporate strategy is to become a leader in cannabis and hemp research and development. To support this goal WEED Australia Ltd. has assembled a highly qualified team of well-respected Ph.D.’s, scientists, researchers and business experts with the goal of establishing an export industry. WEED Australia’s personnel has presented at several conferences regarding the use of cannabis for medical purposes as well as for other uses. We need additional funding in order to further WEED Australia’s efforts to conduct research and development activities in Australia.

WEED Israel Cannabis Ltd.

Through our subsidiary, WEED Israel Cannabis, Ltd., we have an arrangement with Professor Elka Touitou to assist us with cannabis research and studies in Israel. Professor Touitou was the Head of the Innovative Dermal, Transdermal and Transmucosal Delivery Lab at the Institute of Drug Research, The School of Pharmacy, HUJ, now retired but still has HUJ clinical trial & independent studies/lab privileges. Professor Touitou is an internationally renowned authority in the field of drug delivery and design of new technologies for efficient administration of drugs and development of new products. As noted above with our genomic study, there is a strong possibility we do our initial clinic trials in Israel due to a variety of factors, including the fact that Dr.Touitou is located in Israel, and the fact that Israel has certain advancements in the study of cannabis that we believe would be beneficial to our clinic trial work. We need to raise additional funds in order to conduct our planned operations in Israel.

Competitive Advantages

Sangre’s research and development team works with next generation sequencing (NGS) and emerging third generation instruments and has developed the most advanced proprietary bioinformatics data systems available. Sangre uses a unique two sequencing approach. One system provides DNA reads of up to 300,000 base pair reads and an NGS system which provides highly accurate short reads. This allows the genomic data to be assembled in a scaffold construct; the long reads forming the scaffold and the short reads providing highly accurate verification and quality assurance of the genomic data. This approach, together with the bioinformatics program, facilitates a highly accurate construct of the Cannabis genome which can be annotated and facilitate gene discovery and gene location. Sangre combination of personnel, skill-sets, and data analytics capabilities will allow us to accomplish our goals in months, rather than years.

Using annotated genomic data and newly generated phenotypic data, we plan to identify and isolate regions of the genome which are related to growth, synthesis of desired molecules, and environmental compatibility. This complex data set will be utilized in a breeding program to generate and establish new hybrid cultivars which exemplify the traits that are desired by the medical community. This breeding program will produce new seed stocks, clones, cultivars, and intellectual property which will generate value for the business organization. Eventual expansion to Israel will allow us to include human clinical trials thru product development for its domestic and international export markets.

Sangre plans to develop a translational breeding program to establish a new collection of Cannabis cultivars for the USA national market. In Israel we plan to establish a unique 2nd new collection of Cannabis Cultivars exclusive to WEED for the EU marketplace. Using genetic screening technology and micro-propagation, cultivars can be up-selected for specific traits and grown to address the needs of consumers in the medicinal and drug discovery markets. The combination of next generation genomics, selective hybridization, and In Vitro cloning provide us with the tools to enhance new cultivars of patentable Cannabis.

Marketing

We have not developed a marketing plan and do not intend to until we are in the latter stages of the Cannabis Genomic Study and believe we have strains that are marketable for the treatment of disease. At that time we plan to develop a marketing plan for our newly-developed strains of Cannabis. We believe that if we are successful in developing strains of Cannabis that effectively treat human diseases then the market for our products will be a vibrant market. We will continue to look to acquire companies with revenue and companies or individuals with unique proprietary strains for future growth. We believe securing intellectual property, where possible, and branding are keys to long term financial success in the emerging global cannabis and hemp industries.

Manufacturing

We are not currently manufacturing any products and do not intend to do so until we are in the latter stages of the Cannabis Genomic Study and believe we have strains that are marketable for the treatment of disease such that we could begin the manufacturing of such products, either in-house or through relationships with third party companies. We do not currently have any relationships with third party companies for the manufacturing of any products.

Competition

The cannabis industry, taken as a whole, is an emerging industry with many new entrants, with some of them focused on research, some on medicinal cannabis and others focused on cannabis for legal, adult use, i.e. “recreational” use. We are currently focused solely on the research and medicinal cannabis part of the industry. Additionally, many cannabis companies are international companies due to the restrictions on the cannabis industry in the U.S.

At this point in our development, we believe our competitors are those companies that are attempting study and sequence cannabis DNA with the goal of creating medicines from that research. We do not view ourselves in competition with those companies currently growing and/or selling cannabis for medicinal or recreational use since we are primarily a research company at this stage. However, in the future WEED looks provide both pharmaceutical grade medicinal products along with non-pharmaceutical products, such as Acapulco Gold suntan lotion as an example. We are aware of companies that supply synthetic cannabinoids and cannabis extracts to researchers for pre-clinical and clinical investigation. We are also aware of various companies that cultivate cannabis plants with a view to supplying herbal cannabis or non-pharmaceutical cannabis-based formulations to patients. These activities have not been approved by the FDA or the TGA in Australia.

We have never endorsed or supported the idea of distributing or legalizing crude herbal cannabis, or preparations derived from crude herbal cannabis for medical use and do not believe our research to hopefully create prescription cannabinoids are the same, and therefore competitive, with crude herbal cannabis. We believe that only a cannabinoid medication, one that is standardized in composition, formulation and dose, administered by means of an appropriate delivery system, and tested in properly controlled pre-clinical and clinical studies, can meet the standards of regulatory authorities around the world, including those of the FDA. We believe that any cannabinoid medication must be subjected to, and satisfy, such rigorous scrutiny through proper accredited education and federal regulations.

As cannabis has moved through the legalization process in North America, research groups in Canada and the Unites States, along with Israel, Australia, have initiated work on understanding the Cannabis genome.

The methods of competition for companies in the cannabis research market segment revolve around a variety of factors, including, but not limited to, experience of the company’s research team, the facilities used by the company to conduct research, the instrumentation used to sequence DNA, the company’s internal research protocols, and the company’s relationship with those in the scientific community.

Applying those competitive factors to WEED, Inc.: our research team averages over 15 years of experience (including peer-reviewed publications and conference presentations), we have dedicated over 14,000 square feet of research space to the resolution of cannabis genomics and the development of new strains, our instrumentation is designed to sequence large pieces of DNA (>25,000 bp - 10 times larger than our typical competitors), and we use custom bioinformatics (DNA sequence analysis software) not available to any other competitor in the industry. We believe these factors, along with our strong relationships in the industry and our unique validation protocols, will allow us to measure up favorably when compared to our competition.

Next Generation Sequencing

Next-generation sequencing (NGS), introduced nearly ten years ago, is the catch-all term used to describe several sequencing technologies including:

● Illumina (Solexa) sequencing

● Roche 454 sequencing

● Ion torrent: Proton / PGM sequencing

● SOLiD sequencing

These recent sequencing technologies allow scientists to sequence DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such, have greatly expanded the study of genomics and molecular biology. Numerous laboratories within the Cannabis community are currently employing this technology.

Colorado State University – Boulder

To the best of our knowledge, Colorado State University – Boulder is conducting a Cannabis Genomic Research Initiative, which is currently seeking to describe the Cannabis genome. The data generated through this effort is provided through the public domain to growers in an effort to stimulate the production of new, high-value stains of Cannabis.

Anandia Labs

Anandia Labs is conducting work in the area of Cannabis genomics based on sequence work which was completed in 2011. The sequencing work conducted was based on “next generation sequencing” technology and resulted in the generation of tens-of-thousands of DNA segments that have yet to be completely and correctly reassembled. Much of the sequence data that was generated through their sequencing efforts has been placed into the public domain and shared with other laboratories. In some instances, the data has been found to be less than accurate.

Phylos Biosciences

Phylos Biosciences is currently using DNA-based genetic fingerprinting to establish relationships between strains and to assist in the development of phenotypic databases to accelerate traditional breeding programs. Phylos Biosciences has a primary goal of bringing clarity to the Cannabis market and promote the generation of IP held by individual growers. To the best of our knowledge, Phylos Biosciences is not engaged in whole genome sequencing and is not engaged in any genetic enhancements of the Cannabis strains. They simply supply genetic data to their customer base to more effectively drive the traditional breeding process.

New West Genetics

New West Genetics aims to improve and develop industrial hemp as a viable crop for the United States. New West Genetics seeks to exploit the diverse end uses of hemp and optimize the genetics of hemp to create a lucrative crop to add to the rotation of US farmers. Industrial hemp’s uses and potential are as great as many major crops, if not more. We believe NWG is utilizing modern sequencing technology and statistical genomics approaches to understand these factors as they apply to hemp production in states where it is legal to grow. Understanding the genotype to phenotype map will be increasingly useful for expanding production of hemp.

While we do not believe any of the above companies or universities are direct competitors of ours based on what we believe about their work in the industry, they could be competitors for research funding dollars. We are not aware of the financial situation of many of the above companies and universities, but we will need to raise substantial additional capital in order to fully-fund the five year genomic study and the facilities to complete the study. Most of the above companies and universities are likely better financed than we are and we will need to raise substantial funds in order to compete in the cannabis research industry.

Intellectual Property

On March 1, 2019, we entered into an Exclusive License and Assignment Agreement (the “Technology Agreement”) with Yissum Research Development Company of the Hebrew University of Jerusalam, Ltd., an entity organized in Israel (“Yissum”). Under the terms of the Technology Agreement, Yissum agreed to grant an exclusive license, and eventually assign, to us certain platform technologies relating to different formulations for administration and delivery of lipophilic compositions, (including cannabinoids) (collectively, the “Technology”) invented and/or developed by Prof. Elka Touitou at The Hebrew University of Jerusalem, which technologies are more fully described in the patent applications and/or patents listed in Appendix A to the Technology Agreement.

Under the Agreement, in exchange for an exclusive license to use the Existing Technologies, we were to pay Yissum a total of USD$1,000,000 as follows: (i) $100,000 within three (3) business days of signing the Technology Agreement (which amount has been paid), (ii) $400,000 on or before May 1, 2019, and (iii) $500,000 on or before December 31, 2019 (together, the “License Payments”). The grant of the exclusive license and the transfer to us of the responsibility for the administration and control of patent activities and patent expenses related to the Existing Technologies was to occur after the USD$400,000 payment due May 1, 2019. However, prior to that payment, WEED terminated the agreement with Yissum. We do not currently plan to revisit our agreement with Yissum in the future. However, we do plan to continue to work with Professor Elka Touitou of Hebrew University of Jerusalem, who remains our Chairperson for our Israeli Scientific Advisory Board, to implement our research and product development along with WEED Israel clinical trials.

Additionally, we consider certain elements of our Cannabis Genomic Study to be trade secrets and we protect it as our intellectual property. In the future, if we are successful in identifying certain Cannabis strains as promising for the treatment of diseases we will seek to patent those strains.

Government Regulation

As of the end of February 2019, 33 states and the District of Columbia allow its citizens to use medical marijuana. Voters in the states of Colorado, Washington, Alaska, Oregon and the District of Columbia were the first to approve ballot measures to legalize cannabis for adult use. The state laws are in conflict with the Federal Controlled Substances Act, which makes marijuana use and possession illegal at the federal level. The prior administration (President Obama) effectively stated that it is not an efficient use of resources to direct law federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical marijuana. However, the Trump administration has indicated the potential for stricter enforcement of the marijuana industry at the federal level, but to date there has been very little in terms of action. There is no guarantee that the Trump administration or future administrations will maintain the low-priority enforcement of federal laws in the marijuana industry that was adopted by the Obama administration. The Trump administration or any new administration that follows could change this policy and decide to enforce the federal laws strongly. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to our business and our shareholders.

Further, and while we do not intend to harvest, distribute or sell cannabis, if we conduct research with the cannabis plant or lease buildings to growers of marijuana, etc., we could be deemed to be participating in cannabis cultivation, which remains illegal under federal law, and exposes us to potential criminal liability, with the additional risk that our properties could be subject to civil forfeiture proceedings.

Currently, there are no approvals needed in order to sequence the cannabis genome, which is what is currently being conducted by Sangre. However, prior to doing any research into the medical applications of the cannabis plant once the study is completed, we will need to obtain medicinal cannabis and hemp research licenses from the State of Colorado and New York State. Additionally, if we ever cultivate and process cannabis plants, we will need cultivation and processing licenses from the State of Colorado and New York State which covers cannabis and hemp. These licenses will cost approximately $1,000 to $5,000 per license, and likely take approximately six months to 1 year to obtain.

Sangre Agreement

On April 20, 2017, we entered into a Share Exchange Agreement with Sangre AT, LLC, a Wyoming limited liability company, under which we acquired all of the issued and outstanding limited liability company membership units of Sangre in exchange for Five Hundred Thousand (500,000) shares of our common stock, restricted in accordance with Rule 144. As a result of this agreement, Sangre is a wholly-owned subsidiary of WEED, Inc.

Employees

As of December 31, 2019, we employed two people on a full time basis, namely Glenn E. Martin and Nicole M. Breen. We also contract with Thomas Perry, and Tom Pool as consultants on a full-time basis who work with Sangre. As of December 31, 2019, WEED Israel Cannabis Ltd. had one consultant. As of December 31, 2019, WEED Australia Ltd. had three consultants. WEED Hong Kong Limited has hired; Ed Lehman of Lehman, Lee and Xu as corporate counsel and Lehman, Lee and Xu Corporate Services Limited as WEED HKs legal representative in China and Hong Kong.

Le Veta, Colorado Properties

On July 26, 2017, we acquired property located in La Veta, Colorado in order for Sangre to complete its 5-Year, $15+ million Cannabis Genomic Study. The site includes a 10,000+ sq. ft. building that will house Sangre’s genomic research facility, a 4,000+ square foot building for plant product analytics and plant product extraction, a 3,500 sq. ft. corporate office center, and 25 RV slots with full water and electric, which we plan to convert into a series of small research pods. Under the terms of the purchase agreement, we paid $525,000 down, including 25,000 shares of our common stock, and Sangre took immediate possession of the property. Under the terms of the purchase we were obligated to pay an additional $400,000 in cash and issue an additional 75,000 shares of our common stock over the next two years in order to pay the entire purchase price. On January 12, 2018, we entered into an Amendment No. 1 to the $475,000 principal amount promissory note issued by us to the seller of the property, under which both parties agreed to amend the purchase and the promissory note to allow us to payoff the note in full if we paid $100,000 in cash on or before January 15, 2018 and issued the seller 125,000 shares of common stock, restricted in accordance with Rule 144, on before January 20, 2018. Through an escrow process, we paid the seller $100,000 in cash and issued him 125,000 shares of common stock in accordance with the Amendment No. 1, in exchange for a full release of the deed of trust that was securing the promissory note, on January 17, 2018. As a result, the $475,000 principal promissory note issued to the seller is deemed paid-in-full and fully satisfied and we own the property without encumbrances. To date we have spent $354,000 renovating the property and an additional $400,000 on extraction and analytical lab equipment. Our plans to complete the property renovations, at an estimated cost of $300,000, are currently on hold pending future financing. We will need additional extraction equipment and analytical lab equipment, totaling approximately $700,000. We will need to raise additional funds in order to complete the planned renovations and pay the purchase price for the equipment. We currently have another $1.2 million dollar property in La Veta, CO that was to house Sangre personnel, on the market to sell in order to keep our options open and to fund other operations, and we may or may not consummate a sale of the property, depending on the timing of future financing.

On January 3, 2018, Sangre closed on the purchase of a condominium in La Veta, Colorado. Sangre paid $140,000 in cash for the condominium which is a three story condominium, with three bedrooms and three bathrooms and is approximately 1,854 square feet. In February 2018, we closed on the purchase of property, consisting of a home in La Veta, Colorado to house company personnel and consultants for total consideration approximating $1,200,000. The home has 5 bedrooms and 3 bathrooms. Under the terms of the purchase agreement, we paid $150,000 down, entered into a note payable in the amount of approximately $1,041,000. We secured a below-market interest rate of 1.81% based on the short-term nature of the term. This note was repaid on October 5, 2018. Sangre took immediate possession of the property. We acquired these properties for the purpose of housing personnel we believe are vital to the 5-year Cannabis Genomic Study. La Veta, Colorado is a small town without many rentals, so it became necessary to find more permanent housing in La Veta, Colorado for those that will be working with Sangre on the study.

New York Property

On October 24, 2017, we entered into an amended Purchase and Sale Agreement with Greg DiPaolo’s Pro Am Golf, LLC (“DiPaolo”), under which we agreed to purchase certain improved property located in Westfield, New York from DiPaolo for a total purchase price of Eight Hundred Thousand Dollars ($800,000). Under the terms of the agreement, we paid a Ten Thousand Dollar ($10,000) deposit on October 26, 2017, with the remaining purchase price to be paid on or before the date closing date, which was originally scheduled for February 1, 2018. On February 19, 2018, we entered into a Second Addendum to the Purchase and Sale Agreement extending the closing date to May 1, 2018 in exchange for payment of $8,750. On May 1, 2018, we entered into a Fourth Addendum and a Fifth Addendum to agreement amending the “Closing Date” under the Agreement to August 1, 2018, in exchange for our payment of $50,000 as a non-refundable deposit to be applied against the purchase price when the property sale is completed and $10,000 for maintenance, tree removal and other grounds keeping in order to prepare the golf course for the 2018 season. The property is approximately 43 acres and has unlimited water extraction rights from the State of New York. We had planned to use this property as our inroads to the New York hemp and infused beverage markets in the future. Since the property was in foreclosure it was put up for auction, which occurred on July 1, 2019. At the auction, we were the winning bidder with a bid of $597,000. Our prior deposit payment of $120,000 was credited towards the purchase price, and the remaining $477,000, was finally due on November 30, 2019, after several extensions (which cost us total of $40,000 to obtain). We were not able to meet that deadline, but in January 2020 we worked out an additional extension with the bank. Under the terms of the new agreement, we still owe approximately $392,000 to acquire the property. We have agreed to pay that amount in installment payments of $10,000 per month for six months beginning February 2020, with a balloon payment of approximately $332,000 due on or before August 3, 2020. These payments are in addition to the approximately $420,000 in payments we had already made. We made the six $10,000 monthly payments but were not able to pay the balloon payment by the August 3, 2020 deadline, but on July 31, 2020 we worked out an additional extension with the bank. Under the terms of that agreement, we paid $10,000 in exchange for an additional extension and we owed approximately $332,000 to acquire the property. We agreed to pay that amount in installment payments of $10,000 per month for six months beginning September 2020, with a balloon payment of approximately $272,000 due on or before February 1, 2021. These payments are in addition to the approximately $480,000 in payments we have already made. To date we have made the $10,000 payments for September 2020 and October 2020. We need to raise funds in order to make the remaining scheduled payments.

Employees

As of December 31, 2019, we employed two people on a full time basis, namely Glenn E. Martin and Nicole M. Breen. We also contract with Thomas Perry, and Tom Pool as consultants on a full-time basis who work with Sangre. As of December 31, 2019, WEED Israel Cannabis Ltd. had one consultant. As of December 31, 2019, WEED Australia Ltd. had three consultants. WEED Hong Kong Limited has hired; Ed Lehman of Lehman, Lee and Xu as corporate counsel and Lehman, Lee and Xu Corporate Services Limited as WEED HKs legal representative in China and Hong Kong.

Available Information

We are a fully reporting issuer, subject to the Securities Exchange Act of 1934. Our Quarterly Reports, Annual Reports, and other filings can be obtained from the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

LEGAL PROCEEDINGS

William Martin v. WEED, Inc. et al

On January 19, 2018, we were sued in the United States District Court for the District of Arizona (William Martin v. WEED, Inc.., Case No. 4:18-cv-00027-RM) by the listed Plaintiff. We were served with the Verified Complaint on January 26, 2018. The Complaint alleges claims for breach of contract-specific performance, breach of contract-damages, breach of the covenant of good faith and fair dealing, conversion, and injunctive relief. In addition to the Verified Complaint, we were served with an application to show cause for a temporary restraining order. The Verified Complaint alleges we entered into a contract with the Plaintiff on October 1, 2014 for the Plaintiff to perform certain consulting services for the company in exchange for 500,000 shares of our common stock up front and an additional 700,000 shares of common stock to be issued on May 31, 2015. The Plaintiff alleges he completed the requested services under the agreement and received the initial 500,000 shares of common stock, but not the additional 700,000 shares. The request for injunctive relief asks the Court to Order us to issue the Plaintiff 700,000 shares of our common stock, and possibly include them in our previously-filed Registration Statement on Form S-1, or, in the alternative, issue the shares and have them held by the Court pending resolution of the litigation, or, alternatively, sell the shares and deposit the sale proceeds in an account that the Court will control. The hearing on the Temporary Restraining Order occurred on January 29, 2018. On January 30, 2018, the Court issued its ruling denying the application for a Temporary Restraining Order. Currently, there is no further hearing scheduled in this matter.

On February 13, 2018, we filed an Answer to the Verified Complaint and a Counterclaim. In the original Counterclaim we named William Martin as the sole counter-defendant, and alleged, that based upon William Martin’s representations and recommendation, WEED, Inc. hired Michael Ryan as a consultant. We allege that William Martin misrepresented, failed to disclose, and concealed facts from us concerning the relationship between him and Michael Ryan. We are seeking compensatory damages caused by William Martin’s misrepresentation, failure to disclose, and concealment.

On February 15, 2018, we filed a Motion to Dismiss the Verified Complaint. On February 23, 2018, we filed a Motion to Amend Counterclaim to add W. Martin’s wife, Joanna Martin as a counterdefendant. On March 9, 2018, William Martin filed a Motion to Dismiss the Counterclaim. On March 12, 2018, William Martin filed a Motion to Amend the Verified Complaint to, among other things, add claims against Glenn Martin and Nicole and Ryan Breen. On March 27, 2018, the Court granted both William Martin and WEED, Inc.’s Motions to Amend. On March 27, 2018, we filed an Amended Counterclaim adding Joanna Martin. On April 2, 2018, we filed a Motion to Amend our Counterclaim to add a breach of contract claim. On April 10, 2018, we filed an Answer to First Amended Verified Complaint. On April 23, 2018, Glenn Martin and Nicole and Ryan Breen filed their Answer to the First Amended Complaint. On May 31, 2018, the Court issued an Order: (a) granting our Motion to Dismiss thereby dismissing the claims for breach of the covenant of good faith and fair dealing and the claim for conversion, (b) denying William Martin’s Motion to Dismiss the counterclaim as to the claims for fraudulent concealment and fraudulent misrepresentation, but granting the Motion to Dismiss only as to the claim for fraudulent nondisclosure, and (c) granting our Motion to Amend our Counterclaim to add a breach of contract claim. In our breach of contract claim, we allege William Martin breached his Consulting Agreement with us by failing to perform consulting services to us in a professional and timely manner using the highest degree of skill, diligence, and expertise pursuant to the Consulting Agreement. We are seeking an award of compensatory damages caused by the breach of the Consulting Agreement, together with attorney’s fees and costs. On June 1, 2018, William Martin and his wife filed their Answer to the First Amended Counterclaim. On June 1, 2018, William Martin and his wife filed their Answer to the Second Amended Counterclaim.

The parties have conducted discovery and disclosure, including the production by WEED, Inc. of voluminous electronically stored information and the depositions of William, Martin, Glenn E. Martin, Michael Ryan, and Chris Richardson. No other depositions are presently anticipated.

On September 14, 2018, WEED, Inc. filed a Motion for Partial Summary Judgment (MPSJ) seeking the dismissal of all remaining claims in the First Amended Complaint. On November 26, 2018, plaintiff filed an opposition to the motion for partial summary judgment, together with a cross-motion for summary judgment on both plaintiff’s claims and the Corporation’s counterclaims. Those motions have been fully briefed. Originally, the Court set oral argument on the motions for May 16, 2019, but that hearing has been postponed by the Court due to health issues with Plaintiff’s counsel. Subsequently, Plaintiff’s counsel withdrew and consequently, William Martin and his wife are unrepresented. By order of the Court, the Parties participated in a judicial settlement conference August 21, 2019 with Magistrate Judge Thomas Ferraro, but the case did not settle. On October 15, 2019, Judge Marquez heard oral argument on the cross-motions for partial summary judgment. The judge took the motions under considerations. On November 21, 2019, the Judge issued a ruling, which (i) granted our motion for summary judgment as to the Plaintiff’s claim for fraudulent transfer, and as a result Glenn Martin, Nicole Breen, Ryan Breen and GEM Management Group, LLC were dismissed from the lawsuit, (ii) denied our motion to dismiss Plaintiff’s claims for breach of contract, and (iii) granted Plaintiff’s motion to dismiss our claims for fraudulent misrepresentation/concealment, which acted to dismiss our claims against the Plaintiffs. As a result of this ruling, the remaining claim in the lawsuit was one for breach of contract against WEED, Inc. On March 5, 2020, the Plaintiffs filed a Motion to Dismiss the remaining counts in the lawsuit, without prejudice. On March 5, 2020, we filed a Response to the Motion to Dismiss stating that we did not object to the Plaintiff’s motion. As a result, on March 10, 2020, the Court entered an Order dismissing Plaintiff’s remaining counts in the Complaint without prejudice. The only remaining claims relate to awards for attorneys’ fees, with the Parties motions pending.

Travis Nelson v. WEED, Inc.

On February 5, 2018, we were sued in Huerfano County, Colorado District Court (Travis Nelson v. WEED, Inc., et al., Case No. 18CV30003) by the listed Plaintiff. After we successfully pursued motions to dismiss Plaintiff’s two initial Complaints, the Court issued an Order on October 1, 2018 granting Plaintiff permission to file a Second Amended Complaint, which was then filed on October 22, 2018. The Second Amended Complaint includes three claims: 1) breach of fiduciary duty/shareholder derivative action; 2) a claim under Colorado’s Organized Crime Control Act; and 3) a wrongful discharge claim. We have answered the Second Amended Complaint, denying all allegations and alleging that the decision not to offer employment to Nelson, the core factual dispute in this case, was the result of pre-employment background checks that showed Nelson had an extensive, violent criminal history. The parties exchanged Initial Disclosures on November 11, 2018. We still have a motion pending with the Court that seeks attorneys’ fees in the amount of $53,000 for the expense of defending the first two Complaints. On January 31, 2019, Plaintiff submitted an Offer of Judgment under Colorado Statute §13-17-202 offering to dismiss the case in exchange for payment of $100,000. The Company has rejected this offer. Plaintiff served us with written discovery that we responded to in March 2019. The parties attended mediation in April 2019, but the case did not settle. Due to concerns related to the COVID-19 pandemic the case had mainly remained static during 2020 until mid-summer. On July 3, 2020, Plaintiff offered to dismiss the case in exchange for payment of $10,000. We rejected the offer. On July 21, 2020, the Parties filed a Joint Stipulation for Dismissal of all claims with Prejudice. On July 27, 2020, the Court issued its Order granting the Stipulation for Dismissal with Prejudice. The lawsuit is now terminated and all claims against us have been dismissed with prejudice.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations. However, in the opinion of our management, other than as set forth herein, matters currently pending or threatened against us are not expected to have a material adverse effect on our financial position or results of operations.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our stock is quoted on the OTC Markets’ “OTCQB” tier under the symbol “BUDZ.” We were originally quoted over-the-counter on November 2009. As of November 30, 2020, we had 112,972,685 shares of our common stock outstanding. The following table sets forth the high and low bid information for each quarter within the two most recent fiscal years, as estimated based on information on OTC Markets. The information reflects prices between dealers, and does not include retail markup, markdown, or commission, and may not represent actual transactions.

		Bid Prices
Fiscal Year Ended December 31,	Period	High	Low

2019	First Quarter	$1.78	$1.02
	Second Quarter	$1.03	$0.57
	Third Quarter	$0.68	$0.40
	Fourth Quarter	$0.44	$0.30

2018	First Quarter	$14.71	$3.43
	Second Quarter	$6.04	$4.45
	Third Quarter	$4.23	$2.81
	Fourth Quarter	$2.64	$1.05

As of November 6, 2020, our common stock closed at $0.29 per share, as quoted on OTC Markets.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Currently, the only options to purchase WEED, Inc. common stock we have outstanding is an option to purchase 4,000,000 shares held by Mr. Glenn E. Martin and an option to purchase 2,000,000 shares held by Nicole M. Breen. We do not have any or ever had any convertible debentures outstanding that permit the holder to convert the outstanding obligation into shares of our common stock.

The number of holders of record of shares of our common stock is Two Sixty Seven (267).

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

We have not adopted any stock option or stock bonus plans.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)

Glenn E. Martin	66	President, Chief Executive Officer, Chief Financial Officer and a Director

Nicole M. Breen	43	Secretary, Treasurer and a Director

Glenn E. Martin was appointed as our President, Chief Executive Officer and Chief Financial Officer on September 30, 2014. Mr. Martin has been a Director since January 1, 2005. Mr. Martin was our President from 2005 until 2012. Between July 2012 and September 2014, there was a dispute with our Board of Directors and Mr. Martin remained on the Board of Directors but was no longer our Chief Executive Officer or Chief Financial Officer. During this time he was still involved with our company and was reinstated to those positions in September 2014. Prior to joining United Mines, Mr. Martin has served in an executive capacity with several different companies. From 1988 through the fall of 1992, Mr. Martin was Executive Director of World Trade Center, Tucson, a subsidiary of the former Twin Towers in New York City. In this position he oversaw the day to day operation, including projects, programs, and seminars for the U.S. Dept. of Commerce associate office in the W.T.C., Tucson promoting D.O.C. programs, servicing clients for both the D.O.C. and Small Business administration. During his tenure with World Trade Center he served as speaker for international trade seminars and the AIESEC (U.S) National Leadership Seminars. Member; Hong Kong Trade Association 1988 to present. Member; Society of Mining, Metallurgy & Exploration (2008) Guest speaker at Inaugural HKBAH Annual Event in May 2010 & member of Hong Kong Business Association of Hawaii (2010)

During our fiscal years ended December 31, 2018 and December 31, 2017, Mr. Martin received $254,331 and $78,000, respectively, in cash compensation for his services. Mr. Martin did not receive shares of our common stock as compensation for the years ended December 31, 2018 and December 31, 2017, December 31, 2016 and December 31, 2015. As of January 28, 2020, Mr. Martin owned, beneficially-owned, or controlled an aggregate of 55,841,078 shares of our common stock. Mr. Martin has not sold any shares of his stock since inception in January 2005.

Nicole M. Breen, was appointed as our Secretary and Treasurer on September 30, 2014. Ms. Breen has been a Director since January 1, 2005. Ms. Breen was our Secretary and Treasurer from 2005 until 2012. Between July 2012 and September 2014, there was a dispute with our Board of Directors and Ms. Breen remained on the Board of Directors but was no longer our Secretary and Treasurer. During this time she was still involved with our company and was reinstated to those positions in September 2014. From June 2000 to 2012 she served as the Managing Associate of GEM Management Group, LLC specializing in acquiring mineral rights and mining properties, along with servicing administration requirements for the company. All Ms. Breen’s current work in the Cannabis industry is done on our behalf. In this position, she oversees as corporate secretary, recording secretary and the day-to-day treasury operations of the company. Ms. Breen received her Bachelor of Science in Physical Education in Education, with a minor in Elementary Education, from the University of Arizona.

During our fiscal years ended December 31, 2018 and December 31, 2017, Ms. Breen received $57,000 in cash compensation for her services. Ms. Breen did not receive shares of our common stock as compensation for the years ended December 31, 2018 and December 31, 2017, December 31, 2016 and December 31, 2015. As January 28, 2020, Ms. Breen owned, beneficially-owned, or controlled an aggregate of 23,385,826 shares of our common stock.

Nicole Marie Breen is a related party as Glenn E. Martin’s daughter.

EXECUTIVE COMPENSATION

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2019, 2018 and 2017. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Glenn E. Martin President, CEO, CFO(1)	2019 2018 2017	96,000 80,000 56,174	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	96,000 80,000 56,174
Nicole M. Breen, Secretary and Treasurer(2)	2019 2018 2017	79,500 52,000 23,000	-0- 5,000 -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	79,500 57,000 23,000
(1)
Mr. Martin was appointed President, Chief Executive Officer, and Chief Financial Officer on September 30, 2014.
(2)
Ms. Breen was appointed Secretary and Treasurer on September 30, 2014.

 The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers on December 31, 2019:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Glenn E. Martin	1,333,333	2,666,667	-0-	10.55	2/1/2028	-0-	-0-	-0-	-0-
Nicole M. Breen	666,666	1,333,334	-0-	10.55	2/1/2028	-0-	-0-	-0-	-0-

Outstanding Equity Awards at Fiscal Year-End

On February 1, 2018, we granted Mr. Glenn Martin a Non-Qualified Stock Option to purchase up to Four Million (4,000,000) shares of our common stock at $10.55 per share, with the options vesting 33 1/3% on August 1, 2018, 33 1/3% on February 1, 2019 and 33 1/3rd % on February 1, 2020. The options expire ten years from the date of grant.

On February 1, 2018, we granted Ms. Nicole Breen a Non-Qualified Stock Option to purchase up to Two Million (2,000,000) shares of our common stock at $10.55 per share, with the options vesting 33 1/3% on August 1, 2018, 33 1/3% on February 1, 2019 and 33 1/3rd % on February 1, 2020. The options expire ten years from the date of grant.

Aggregated Option Exercises

There were no options exercised by any officer or director of our company during our twelve month period ended December 31, 2019.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favor of any director, officer, consultant or employee of our company.

On January 23, 2018, our Board of Directors agreed to enter into an Amended and Restated Employment Agreement with Glenn E. Martin. Under the new agreement, Mr. Martin will serve as our President and Chief Executive Officer for a five (5) year term in exchange for a base salary of $1,500 per week, which will be increased to $120,000 annually in the event we raise an aggregate of $2,000,000 during the term of the agreement. The agreement went effective beginning February 1, 2018. Additionally, we agreed to grant Mr. Martin One Million (1,000,000) shares of our restricted common stock on February 1, 2018 pursuant to the terms of a Restricted Stock Agreement, with the shares subject to certain restrictions on transfer which expire on 33% of the shares on February 1, 2019, 66% of the shares on February 1, 2020 and 100% of the shares on February 1, 2021. We also agreed to issue Mr. Martin a Non-Qualified Stock Option on February 1, 2018 to purchase up to Four Million (4,000,000) shares of our common stock at $10.55 per share, with the options vesting 33 1/3% on August 1, 2018, 33 1/3% on February 1, 2019 and 33 1/3rd % on February 1, 2020. The options expire ten years from the date of grant. As a result of the Amended and Restated Employment Agreement with Mr. Martin, he is no longer entitled to the Seven Million (7,000,000) shares of our common stock as annual salary, or the One Million (1,000,000) shares of a yet-to-be-created class of Series B Preferred Stock if we become fully-reporting, which were both set forth in his prior employment agreement. On December 19, 2018, Mr. Martin requested termination of his Restricted Stock Agreement dated February 1, 2018 and requested that the grants of restricted stock therein be forfeited. As a result, we terminated his Restricted Stock Agreement and the grants of stock thereunder immediately. At the time of the termination none of the transfer restrictions on the shares had been lifted and Mr. Martin never received the shares.

On January 23, 2018, our Board of Directors agreed to enter into an Amended and Restated Employment Agreement with Nicole M. Breen. Under the new agreement, Ms. Breen will serve as our Secretary and Treasurer for a five (5) year term in exchange for a base salary of $1,000 per week. The agreement went effective beginning February 1, 2018. Additionally, we agreed to grant Ms. Breen Five Hundred Thousand (500,000) shares of our restricted common stock on February 1, 2018 pursuant to the terms of a Restricted Stock Agreement, with the shares subject to certain restrictions on transfer which expire on 33% of the shares on February 1, 2019, 66% of the shares on February 1, 2020 and 100% of the shares on February 1, 2021. We also agreed to issue Ms. Breen a Non-Qualified Stock Option on February 1, 2018 to purchase up to Two Million (2,000,000) shares of our common stock at $10.55 per share, with the options vesting 33 1/3% on August 1, 2018, 33 1/3% on February 1, 2019 and 33 1/3rd % on February 1, 2020. The options expire ten years from the date of grant. As a result of the Amended and Restated Employment Agreement with Ms. Breen, she is no longer entitled to the One Million (1,000,000) shares of our common stock as annual salary, or the One Hundred Thousand (100,000) shares of a yet-to-be-created class of Series B Preferred Stock if we become fully-reporting, which were both set forth in her prior employment agreement. On December 19, 2018, Ms. Breen requested termination of her Restricted Stock Agreement dated February 1, 2018 and requested that the grants of restricted stock therein be forfeited. As a result, we terminated her Restricted Stock Agreement and the grants of stock thereunder immediately. At the time of the termination none of the transfer restrictions on the shares had been lifted and Ms. Breen never received the shares.

When our Board of Directors approved the employments agreements they resolved to create a new series of preferred stock to be entitled “Series B Convertible Preferred Stock” with the following rights and preferences: (i) no dividend rights; (ii) no liquidation preference over the Company’s common stock; (iii) conversion rights into shares of common stock at a ratio of 20 shares of common stock for each share of Series V Convertible Preferred Stock; (iv) no redemption rights; (v) no call rights by the Company; and (vi) voting rights on an “as converted” basis on all matters properly brought before our common stockholders for a vote.

Long-Term Incentive Plans. We do not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any of these plans for the foreseeable future.

Employee Pension, Profit Sharing or other Retirement Plans. We do not have a defined benefit, pension plan, profit sharing or other retirement plan, although it may adopt one or more of such plans in the future.

Compensation of Directors

Our directors did not receive any compensation for their services as directors during the fiscal year ended December 31, 2019, 2018 or 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 30, 2020, certain information with respect to our equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Glenn E. Martin (3)(4)	55,841,078	49.43%
Common Stock	Nicole M. Breen (3)(5)	22,864,309	20.24%

Common Stock	All Directors and Officers As a Group (2 persons)	78,705,387	69.67%

(1)
Unless otherwise indicated, based on 112,972,685 shares of common stock issued and outstanding. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)
Indicates one of our officers or directors.

(3)
Unless indicated otherwise, the address of the shareholder is WEED, Inc., at 4920 N. Post Trail, Tucson, AZ 85750.

(4)
Includes 80,666 shares of common stock held in the name of Tanque Verde Valley Missionary Society, an entity controlled by Mr. Martin.

(5)
Includes shares held in the name of Ms. Breen’s husband, Ryan Breen, as well as 305,505 shares of common stock held in the name of GEM Management Group, LLC, an entity controlled by Ms. Breen, and an aggregate of 15,927 shares of common stock held in the name of Ms. Breen’s children.

The issuer is not aware of any person who owns of record, or is known to own beneficially, ten percent or more of the outstanding securities of any class of the issuer, other than as set forth above. The issuer is not aware of any person who controls the issuer as specified in Section 2(a)(1) of the 1940 Act. There are no classes of stock other than common stock issued or outstanding. The Company does not have an investment advisor.

There are no current arrangements which will result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

On January 23, 2018, our Board of Directors agreed to enter into an Amended and Restated Employment Agreement with Glenn E. Martin. Under the new agreement, Mr. Martin will serve as our President and Chief Executive Officer for a five (5) year term in exchange for a base salary of $1,500 per week, which will be increased to $120,000 annually in the event we raise an aggregate of $2,000,000 during the term of the agreement. The agreement went effective beginning February 1, 2018. Additionally, we agreed to grant Mr. Martin One Million (1,000,000) shares of our restricted common stock on February 1, 2018 pursuant to the terms of a Restricted Stock Agreement, with the shares subject to certain restrictions on transfer which expire on 33% of the shares on February 1, 2019, 66% of the shares on February 1, 2020 and 100% of the shares on February 1, 2021. We also agreed to issue Mr. Martin a Non-Qualified Stock Option on February 1, 2018 to purchase up to Four Million (4,000,000) shares of our common stock at $10.55 per share, with the options vesting 33 1/3% on August 1, 2018, 33 1/3% on February 1, 2019 and 33 1/3rd % on February 1, 2020. The options expire ten years from the date of grant. As a result of the Amended and Restated Employment Agreement with Mr. Martin, he is no longer entitled to the Seven Million (7,000,000) shares of our common stock as annual salary, or the One Million (1,000,000) shares of a yet-to-be-created class of Series B Preferred Stock if we become fully-reporting, which were both set forth in his prior employment agreement. On December 19, 2018, Mr. Martin requested termination of his Restricted Stock Agreement dated February 1, 2018 and requested that the grants of restricted stock therein be forfeited. As a result, we terminated his Restricted Stock Agreement and the grants of stock thereunder immediately. At the time of the termination none of the transfer restrictions on the shares had been lifted and Mr. Martin never received the shares.

On January 23, 2018, our Board of Directors agreed to enter into an Amended and Restated Employment Agreement with Nicole M. Breen. Under the new agreement, Ms. Breen will serve as our Secretary and Treasurer for a five (5) year term in exchange for a base salary of $1,000 per week. The agreement went effective beginning February 1, 2018. Additionally, we agreed to grant Ms. Breen Five Hundred Thousand (500,000) shares of our restricted common stock on February 1, 2018 pursuant to the terms of a Restricted Stock Agreement, with the shares subject to certain restrictions on transfer which expire on 33% of the shares on February 1, 2019, 66% of the shares on February 1, 2020 and 100% of the shares on February 1, 2021. We also agreed to issue Ms. Breen a Non-Qualified Stock Option on February 1, 2018 to purchase up to Two Million (2,000,000) shares of our common stock at $10.55 per share, with the options vesting 33 1/3% on August 1, 2018, 33 1/3% on February 1, 2019 and 33 1/3rd % on February 1, 2020. The options expire ten years from the date of grant. As a result of the Amended and Restated Employment Agreement with Ms. Breen, she is no longer entitled to the One Million (1,000,000) shares of our common stock as annual salary, or the One Hundred Thousand (100,000) shares of a yet-to-be-created class of Series B Preferred Stock if we become fully-reporting, which were both set forth in her prior employment agreement. On December 19, 2018, Ms. Breen requested termination of her Restricted Stock Agreement dated February 1, 2018 and requested that the grants of restricted stock therein be forfeited. As a result, we terminated her Restricted Stock Agreement and the grants of stock thereunder immediately. At the time of the termination none of the transfer restrictions on the shares had been lifted and Ms. Breen never received the shares.

Long-Term Incentive Plans. We do not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any of these plans for the foreseeable future.

Employee Pension, Profit Sharing or other Retirement Plans. We do not have a defined benefit, pension plan, profit sharing or other retirement plan, although it may adopt one or more of such plans in the future.

Notes Payable

On various dates, we received advances from our Chief Executive Officer, Glenn Martin, and our Secretary, Nicole Breen. Mr. Martin and Ms. Breen own approximately 51% and 21% of our common stock, respectively. The unsecured interest bearing loans at 5% are due on demand. As of December 31, 2019, owed Mr. Martin $0 and Ms. Breen $212,000 under these notes.

Lease of Real Property

We lease our executive offices from Glenn E. Martin, our President, on a month-to-month basis at a monthly rent of $1,000, which began on April 1, 2017.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 15 of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders.

Section 16 of our Articles of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Nevada we will indemnify our officers and directors from and against any and all expenses, liabilities, or other matters.

Article IX of our Bylaws further addresses indemnification of our directors and officers and allows us to indemnify our directors in the event they meet certain criteria in terms of acting in good faith and in an official capacity within the scope of their duties, when such conduct leads them to be involved in a legal action.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

We have filed with the SEC a Form 1-A for a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended, to sell the Units. This Offering Statement, which constitutes a part of the Form 1-A, does not contain all of the information set forth in the Form 1-A or the exhibits filed therewith. For further information about us, our common stock and the Selling Shareholders, reference is made to our filings with the SEC since we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Statements contained in this Offering Statement regarding the contents of any contract or any other document that is filed as an exhibit to this Offering Statements are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to our filings. A copy of our filings with the SEC may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

EXPERTS

The financial statements of WEED, Inc. as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019 and December 31, 2018, have been included herein in reliance upon the reports of M&K CPAS, PLLC., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of WEED, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WEED, Inc. (the Company) as of December 31, 2019 and 2018 and the related consolidated statements of operations and comprehensive income, consolidated statements of changes in stockholders’ equity, and consolidated and combined statements of cash flows for each of the years in the two-year period ending December 31, 2019 and 2018 and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018 and the results of its consolidated operations and its cash flows, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the consolidated financial statements, the Company suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2017.

Houston, TX
March 30, 2020

WEED, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash	$ 2,509	$ 70,608
Accounts Receivable	822	21
Prepaid expenses	30,979	71,290
Deposits	92,000	350,020

TOTAL CURRENT ASSETS	126,310	491,939

Land	136,400	136,400

Building	1,887,802	1,887,802
Computers & Equipment	73,681	570,397
Vehicle	0	105,132
Leasehold improvements	5,000	5,000
	2,102,883	2,704,731

Less: Accumulated depreciation	(322,498)	(224,198)

Property and equipment, net	1,780,385	2,480,533

Trademark	50,000	50,000
Less: Accumulated amortization	(4,083)	(1,483)
Trademark, net	45,917	48,517

TOTAL ASSETS	$ 1,952,612	$ 3,020,989

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$ 212,181	$ 240,459
Accrued Expense	10,000	-
Accrued officer compensation	122,250	-
Accrued interest	16,453	6,903
Notes payable, related parties	224,100	12,000
Notes payable	167,263	-
Due to Officer	723	-

TOTAL CURRENT LIABILITIES	752,970	259,362

TOTAL LIABILITIES	752,970	259,362

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 200,000,000 authorized, 109,262,685 and 105,950,685 issued and outstanding,	109,263	105,951
Additional paid-in capital	76,660,712	50,695,721
Subscription payable	356,250	356,250
Accumulated deficit	(75,925,974)	(48,396,295)
Accumulated other comprehensive loss:
Foreign currency translation	(609)	-

TOTAL STOCKHOLDERS’ EQUITY	1,199,642	2,761,627

TOTAL LIABILITIES & STOCKERHOLDERS’	$ 1,952,612	$ 3,020,989

WEED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the Years
	Ended December 31,
	2019	2018

REVENUE	$ -	-

OPERATING EXPENSES
General and administrative expenses	969,913	1,358,178
Professional fees	26,287,730	26,866,800
Depreciation & amortization	159,424	180,640

Total operating expenses	27,417,067	28,405,618

NET OPERATING LOSS	(27,417,067)	(28,405,618)

OTHER INCOME (EXPENSE)
Interest income	-	9,338
Interest expense	(11,672)	(12,179)
Other income	1,016	155,701
Loss on deposit	(100,000)	(110,000)
Loss on extinguishment of debt	-	(1,064,720)
Gain on extinguishment of debt	-	121,475
Other expense	(1,956)	(9,004)

TOTAL OTHER EXPENSE, NET	(112,612)	(909,389)

NET LOSS	$ (27,529,679)	(29,315,007)

OTHER COMPREHENSIVE LOSS	(609)	-

COMPREHENSIVE LOSS	(27,530,288)	(29,315,007)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES

Outstanding - basic and fully diluted	107,649,127	103,168,018

Net loss per share - basic and fully diluted	$ 0.26	(0.28)

WEED, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2019
(UNAUDITED)

	Common Stock					Accumulated	Total
			Additional	Subscriptions	Accumulated	Other	Stockholders’
	Shares	Amount	Paid-In Capital	Payable	Deficit	Comprehensive	Equity

Balance, December 31, 2017	100,861,235	$ 100,861	$ 19,139,868	$ $200,770	$ (19,081,288)	$	$ 360,211

Common stock sold for cash	3,899,450	3,900	4,794,651				4,798,551

Shares issued for warrant exercises	150,000	150	224,850				225,000

Common stock issued for debt settlement	125,000	125	1,449,875				1,450,000

Coomon stock issued for services	915,000	915	2,932,705	155,480			3,089,100

Vesting of employee stock options			21,284,610				21,284,610

Vesting of employee stock comp			869,162				869,162

Net loss					(29,315,007)		(29,315,007)

Balance, December 31, 2018	105,950,685	$ 105,951	$ 50,695,721	356,250	$ (48,396,295)	$	$ 2,761,627

Common stock sold for cash	1,065,000	1,065	571,935				573,000

Common stock returned	(220,000)	(220))	220				-

Common stock issued for services	2,467,000	2,467	2,575,783				2,578,250

Vesting of employee stock options			22,770,662				22,770,662

Related party gain on sale of automobile			46,391				46,391

Net loss					(27,529,679)		(27,529,679)

Other comprehensive income, net						(609)	(609)

Balance, December 31, 2019	109,262,685	$ 109,263	$ 76,660,712	$ 356,250	$ (75,925,974)	(609)	$ 1,199,642

WEED, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2019 and December 31, 2018
(UNAUDITED)

	For the Year Ended
	December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (27,529,679)	$ (29,315,007)
Adjustments to reconcile net loss used in operating activities:
Depreciation and amortization	159,423	180,640
Gain on settlement of debt	-	(121,475)
Loss on deposit	-	110,000
Impairment of CIP	499,695	321,614
Estimated fair value of stock based compensation	22,770,662	21,201,397
Estimated fair value of shares issued for services	2,578,250	4,041,575
Loss on debt extinguishment	-	1,064,720
Decrease (increase) in assets
Accounts Receivable	(801)	(21)
Prepaid expenses and other assets	298,331	(498,311)
Increase (decrease) in liabilities
Accounts Payable	(28,278)	11,849
Accrued expenses	141,800	(178,335)

NET CASH USED IN OPERATING ACTIVITIES	(1,110,597)	(3,181,303)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,979)	(826,481)
Purchase of intangible assets	-	(50,000)

NET CASH USED IN INVESTING ACTIVITIES	(2,979)	(876,481)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from notes payable - related party	305,823	7,000
Proceeds from the sale of common stock	573,000	5,023,401
Proceeds on notes payable	250,850	-
Repayments on notes payable	(83,587)	(1,063,187)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,046,086	3,967,214

NET CHANGE IN CASH	(67,490)	(90,570)

EFFECT OF EXCHANGE RATE ON CASH	(609)	-

CASH, BEGINNING OF PERIOD	70,608	161,178

CASH, END OF PERIOD	$ 2,509	$ 70,608

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year ended December 31:

Income taxes	$ -	$ -
Interest paid	$ -	$ -

Non-cash investing and financing activities:

Gain on related party transaction	$ 93,000	$ -
Mortgage issued for acquisition of land and property	$ -	$ 1,040,662
Shares issued from subscription payable	$ -	$ 200,770
Values of shares issued o pay off note payable	$ -	$ 385,281

  WEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

WEED, Inc. (the “Company”), (formerly United Mines, Inc.) was incorporated under the laws of the State of Arizona on August 20, 1999 (“Inception Date”) as Plae, Inc. to engage in the exploration of gold and silver mining properties. On November 26, 2014, the Company was renamed from United Mines, Inc. to WEED, Inc. and was repurposed to pursue a business involving the purchase of land, and building Commercial Grade “Cultivation Centers” to consult, assist, manage & lease to Licensed Dispensary owners and organic grow operators on a contract basis, with a concentration on the legal and medical marijuana sector. The Company’s plan is to become a True “Seed-to-Sale” company providing infrastructure, financial solutions and real estate options in this new emerging market. The Company, under United Mines, was formerly in the process of acquiring mineral properties or claims located in the State of Arizona, USA. The name was previously changed on February 18, 2005 to King Mines, Inc. and then subsequently changed to United Mines, Inc. on March 30, 2005. The Company trades on the OTC Pink Sheets under the stock symbol: BUDZ.

On April 20, 2017, the Company acquired Sangre AT, LLC, a Wyoming company doing business as Sangre AgroTech. (“Sangre”). Sangre is a plant genomic research and breeding company comprised of top-echelon scientists with extensive expertise in genomic sequencing, genetics-based breeding, plant tissue culture, and plant biochemistry, utilizing the most advanced sequencing and analytical technologies and proprietary bioinformatics data systems available. No work is being conducted now until further funds are available.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained therein.

The Company has a calendar year end for reporting purposes.

Basis of Presentation:

The accompanying condensed consolidated balance sheet at December 31, 2019, has been derived from audited consolidated financial statements and the unaudited condensed consolidated financial statements as of June 30, 2019 and 2018 ( the “financial statements”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and related footnotes included in our Registration Statement on Form S-1 for the year ended December 31, 2019 (the “2019 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”). It is management’s opinion, however, that all material adjustments (consisting of normal recurring adjustments), have been made which are necessary for a fair financial statements presentation. The condensed consolidated financial statements include all material adjustments (consisting of normal recurring accruals) necessary to make the condensed consolidated financial statements not misleading as required by Regulation S-X, Rule 10-01.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the following entities, all of which are under common control and ownership:

	State of		Abbreviated
Name of Entity	Incorporation	Relationship (1)	Reference
WEED, Inc.	Nevada	Parent	WEED
Sangre AT, LLC (2)	Wyoming	Subsidiary	Sangre

(1)	Sangre is a wholly-owned subsidiary of WEED, Inc.

(2)	Sangre AT, LLC is doing business as Sangre AgroTech.

The consolidated financial statements herein contain the operations of the wholly-owned subsidiary listed above. All significant inter-company transactions have been eliminated in the preparation of these financial statements. The parent company, WEED and subsidiary, Sangre will be collectively referred to herein as the “Company”, or “WEED”. The Company’s headquarters are located in Tucson, Arizona and its operations are primarily within the United States, with minimal operations in Australia.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained therein.

Note 1 – Nature of Business and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Under FASB ASC 820-10-05, the Financial Accounting Standards Board establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement reaffirms that fair value is the relevant measurement attribute. The adoption of this standard did not have a material effect on the Company’s financial statements as reflected herein. The carrying amounts of cash, prepaid expenses and accrued expenses reported on the balance sheet are estimated by management to approximate fair value primarily due to the short term nature of the instruments.

Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. Impairment is measured using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Basic and Diluted Loss Per Share

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the periods presented, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-Based Compensation

Under FASB ASC 718-10-30-2, all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Revenue Recognition

On January 1, 2018, the Company adopted the new revenue recognition standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the cumulative effect (modified retrospective) approach. Modified retrospective adoption requires entities to apply the standard retrospectively to the most current period presented in the financial statements, requiring the cumulative effect of the retrospective application as an adjustment to the opening balance of retained earnings at the date of initial application. No cumulative-effect adjustment in retained earnings was recorded as the Company’s has no historical revenue. The impact of the adoption of the new standard was not material to the Company’s condensed consolidated financial statements for the year ended December 31, 2019. The Company expects the impact to be immaterial on an ongoing basis.

The primary change under the new guidance is the requirement to report the allowance for uncollectible accounts as a reduction in net revenue as opposed to bad debt expense, a component of operating expenses. The adoption of this guidance did not have an impact on our condensed consolidated financial statements, other than additional financial statement disclosures. The guidance requires increased disclosures, including qualitative and quantitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company operates as one reportable segment.

Sales on fixed price contracts are recorded when services are earned, the earnings process is complete or substantially complete, and the revenue is measurable and collectability is reasonably assured. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company will defer any revenue from sales in which payment has been received, but the earnings process has not occurred. Sales have not yet commenced.

Advertising and Promotion

All costs associated with advertising and promoting products are expensed as incurred. These expenses were $3,450 and $998 for the years ended December 31, 2019 and 2018.

Note 1 – Nature of Business and Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-15 Accounting for Implementation Costs Related to Cloud Computing or Hosting Arrangements. This standard provides authoritative guidance intended to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. This guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance also requires presentation of the capitalized implementation costs in the statement of financial position and in the statement of cash flows in the same line item that a prepayment for the fees of the associated hosting arrangement would be presented, and the expense related to the capitalized implementation costs to be presented in the same line item in the statement of operations as the fees associated with the hosting element (service) of the arrangement. This guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those annual periods, with early adoption permitted. We are currently evaluating the potential impact on our financial position, results of operations and statement of cash flows upon adoption of this guidance. We do not expect this guidance to have a significant impact, or potential significant impact, to our unaudited condensed consolidated interim financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires lessees to recognize lease assets and lease liabilities on the consolidated balance sheet and requires expanded disclosures about leasing arrangements. We plan to adopt the standard on January 1, 2019. We are currently assessing the impact that the new standard will have on our consolidated financial statements, which will consist primarily of a balance sheet gross up of our operating leases to show equal and offsetting lease assets and lease liabilities.

The Company adopted the new lease guidance effective January 1, 2019 using the modified retrospective transition approach, applying the new standard to all of its leases existing at the date of initial application which is the effective date of adoption. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. We elected the package of practical expedients which permits us to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. We did not elect the hindsight practical expedient which permits entities to use hindsight in determining the lease term and assessing impairment. The adoption of the lease standard did not change our previously reported consolidated statements of operations and did not result in a cumulative catch-up adjustment to opening equity. As of December 31, 2019, the adoption of the standard had no impact on the Company, as there were no leases in place longer than 12 months.

In June 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-07, Compensation – Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this ASU has now become effective beginning January 1, 2019, and early adoption is permitted. We do not anticipate that this ASU will have a material effect on our consolidated financial statements.

Note 2 – Going Concern

As shown in the accompanying financial statements, the Company has no revenues, incurred net losses from operations resulting in an accumulated deficit of $75,925,974 and negative working capital of 626,660 at December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is actively pursuing new products and services to begin generating revenues. In addition, the Company is currently seeking additional sources of capital to fund short term operations. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful; therefore, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Related Party

Notes Payable

From time to time, the Company has received short term loans from officers and directors as disclosed in Note 7 below. The Company has a total of $224,100 and $12,000 of note payable on the consolidated balance sheet as of December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, the Company transferred the ownership of the 2017 Audi Q7 and Audi A4, valued at $46,609, to Nicole Breen as a repayment for her loans. $93,000 was recorded as a forgiveness on notes payable, and $46,391 recorded to additional paid-in capital.

Services

Nicole M. Breen receives $1,500 a week in cash compensation for her services rendered to the Company.

Glenn E. Martin receives $8,000 a month in cash compensation for his services rendered to the Company.

Capital Contributions

The Company imputed interest on non-interest bearing, related party loans, resulting in a total of $0 and $0 of contributed capital during the years ended December 31, 2019 and 2018, respectively.

Common Stock Issued for Bartered Assets

On January 18, 2017, the Company exchanged 66,000 units, consisting of 66,000 shares of common stock and warrants to purchase 66,000 shares of common stock at an exercise price of $3.00 per share, exercisable until January 18, 2018, in exchange for a 2017 Audi Q7 and a 2017 Audi A4 driven by the Officers. The total fair value received, based on the market price of the stock at $4.02 per share, was allocated to the $105,132 purchase price of the vehicles and the $160,188 excess value of the common stock and warrants was expensed as stock-based compensation. During the year ended December 31, 2019, the Company transferred the ownership of the two Audi vehicles, valued at $46,609, to Nicole Breen as a repayment for her loans. $93,000 was recorded as a forgiveness on notes payable, and $46,391 recorded to additional paid-in capital.

Common Stock

On August 1, 2017, the Company granted 150,000 shares of common stock to Mary Williams, a principal of Sangre AT, LLC, for services performed. The fair value of the common stock was $154,500 based on the closing price of the Company’s common stock on the date of grant.

On January 7, 2017, the Company granted 50,000 shares of common stock to Pat Williams. PhD, a principal of Sangre AT, LLC, for services performed. The total fair value of the common stock was $210,250 based on the closing price of the Company’s common stock on the date of grant.

A total of $122,250 and $0 of officer compensation was unpaid and outstanding at December 31, 2019 and 2018, respectively.

Stock Options Issued for Services – related party (2019)

On February 1, 2018, in connection with executive employment agreements, the Company granted non-qualified options to purchase an aggregate of 6,000,000 shares of the Company’s common stock at the exercise price of $10.55 per share. The options shall become exercisable at the rate of 1/3 upon the six-month anniversary, 1/3 upon the one-year anniversary and 1/3 upon the second anniversary of the grant. The options were valued at $45,987,970 using the Black-Scholes option pricing model. The Company recognized expense of approximately, $15,329,323 relating to these options for the year ended December 31, 2019.

Note 4 – Fair Value of Financial Instruments

Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

The Company has certain financial instruments that must be measured under the new fair value standard. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels are as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balance sheets as of December 31, 2019 and 2018, respectively:

Fair Value Measurements at December 31, 2018

	Level 1	Level 2	Level 3
Assets
Cash	$ 70,608	$ -	$ -
Total assets	$ 70,608	$ -	$ -
Liabilities
Notes payable, related parties
Notes payable	$ -	$ 12,000	$ -
Total liabilities	$ -	$ 12,000	$ -
	$ 70,608	$ 12,000	$ -

Fair Value Measurements at December 31, 2019

	Level 1	Level 2	Level 3
Assets
Cash	$ 2,509	$ -	$ -
Total assets	$ 2,509	$ -	$ -
Liabilities
Notes payable, related parties		$ 224,100
Notes payable	$ -	$ 167,263	$ -
Total liabilities	$ -	$ 391,363	$ -
	$ 2,509	$ 391,363	$ -

The fair values of our related party debts are deemed to approximate book value and are considered Level 2 inputs as defined by ASC Topic 820-10-35.

There were no transfers of financial assets or liabilities between Level 1, Level 2 and Level 3 inputs for the years ended December 31, 2019 and 2018, respectively.

Note 5 – Investment in Land and Property

On July 26, 2017, the Company closed on the purchase of property, consisting of a home, recreational facility and RV park located at 5535 State Highway 12 in La Veta, Colorado to be developed into a bioscience center. The home has 4 Bedrooms and 2 Baths, and the recreational facility has showers, laundry, and reception area with an additional equipment barn attached, in addition to another facility with 9,500 square feet. The RV Park has 24 sites with full hook-ups including water, sewer, and electric, which the Company plans to convert into a series of small research pods. Under the terms of the purchase agreement, the Company paid $525,000 down, including 25,000 shares of our common stock, and Sangre took immediate possession of the property. Under the terms of the original purchase agreement, the Company was obligated to pay an additional $400,000 in cash and issue an additional 75,000 shares of our common stock over the next two years in order to pay the entire purchase price. On January 12, 2018, the Company entered into an Amendment No. 1 to the $475,000 principal amount promissory note issued by the Company to the seller of the property, under which both parties agreed to amend the purchase and the promissory note to allow the Company to pay off the note in full if it paid $100,000 in cash on or before January 15, 2018 and issued the seller 125,000 shares of common stock, restricted in accordance with Rule 144, on before January 20, 2018. Through an escrow process, the Company paid the seller $100,000 in cash and issued him 125,000 shares of common stock in accordance with the Amendment No. 1, in exchange for a full release of the deed of trust that was securing the promissory note, on January 17, 2018. As a result, the $475,000 principal promissory noteissued to the seller was deemed paid-in-full and fully satisfied and the Company owned the property without encumbrances as of that date. The Company recorded a loss on extinguishment of debt of approximately $1,065,000 based on the fair value of the consideration paid and the carrying value of the note payable on the settlement date. The total purchase price was as follows:

July 26, 2017
Consideration:
Common stock payment of 25,000 shares (1)	$ 30,000
Cash payment of down payment	50,000
Cash paid at closing	44,640
Short term liabilities assumed and paid at closing (2)	5,360
Note payable (3)	475,000
Total purchase price	$ 1,005,000

(1)
Consideration consisted of an advance payment of 25,000 shares of the Company’s common stock valued at $30,000 based on the closing price of the Company’s common stock on the July 18, 2017 date of grant.

(2)	Purchaser’s shares of closing costs, including the seller’s prepaid property taxes.

(3)	As noted above, the note was settled with a payment of $100,000 and the issuance of 125,000 shares of common stock.

In January 2018, the Company closed on the purchase of property, consisting of a condominium in La Veta, Colorado to house Company personnel and consultants for total consideration approximating $140,000, which was paid in cash at the time of closing. Thehome has 3 bedrooms and 2.5 baths. Sangre took immediate possession of the property. La Veta, Colorado is a small town and rental or short-term housing is very difficult to obtain. The Company personnel and consultants are no longer residing at the property, and it is currently vacant.

In February 2018, the Company closed on the purchase of property, consisting of a home in La Veta, Colorado to house Company personnel and consultants for total consideration approximating $1,200,000. The home has 5 Bedrooms and 3 Baths. Under the terms of the purchase agreement, the Company paid $150,000 down, entered into a note payable in the amount of approximately $1,041,000 (see Note 8). The Company secured a below-market interest rate of 1.81% based on the short-termnature of the term (due on August 15, 2018). Sangre took immediate possession of the property. La Veta, Colorado is a small town and rental or short-term housing is very difficult to obtain. The Company personnel and consultants are no longer residing at the property, and it is currently vacant. On October 10, 2018, a payment of $750,000 was made to Craig W. Clark to pay off the note payable, and a loan discount of $125,475 was given to the Company which was recorded as a gain.

A settlement payment of $155,000 was received from an insurance company related to a fire near one of our properties in La Veta, Colorado.

On June 25, 2019, the Company received $60,000 from Lex Seabre in exchange for 120,000 shares of common stock of the Company. The $60,000 was paid as a deposit for the Sugar Hill golf course property auction.

On June 28, 2019, the Company received a loan of $12,000 from Nicole Breen. The $12,000 was paid as a deposit for the Sugar Hill golf course property auction.

On September 25, 2019, the Company received $20,000 from Lex Seabre in exchange for 100,000 shares of common stock of the Company. The $20,000 was paid as a deposit for the additional 60-day extension for the Sugar Hill golf course property purchase.

Note 6 – Property and Equipment

Property and equipment consist of the following at December 31, 2019 and 2018, respectively:

	December 31,	December 31,
	2019	2018
Property improvements	$ 5,000	$ 5,000
Automobiles	0	105,132
Office equipment	4,933	4,933
Furniture & Fixtures	2,979	0
Lab equipment	65,769	65,769
Construction in progress	0	499,695
Property (1)	1,887,802	1,887,802
Property and equipment, gross	1,966,483	2,568,331
Less accumulated depreciation	(322,498)	(224,198)
Property and equipment, net	$ 1,643,985	2,344,133

(1)
In 2018, the Company purchased two properties in La Veta, Colorado. The property located on 169 Valley Vista was purchased for $140,000, and the property located on 1390 Mountain Valley Road was purchased for $1,200,000 (see Note 8).

Depreciation and amortization expense totaled $159,424 and $180,640 for the years ended December 31, 2019 and 2018, respectively.

During the year ended December 31, 2019, the Company transferred the ownership of the 2017 Audi Q7 and Audi A4, valued at $46,609, to Nicole Breen as a repayment for her loans. $93,000 was recorded as a forgiveness on notes payable, and $46,391 recorded to additional paid-in capital.

Construction in progress in the amount of $499,695 was fully impaired due to the Company may not receive funds to complete the research facility center project. There was no work performed in 2019.

Note 7 – Intangible Assets

In accordance with FASB ASC 350, “Intangibles-Goodwill and Other”, the Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The US and Europe trademarks were acquired for $40,000 and $50,000, respectively, for the year ended December 31, 2018. Trademarks are initially measured based on their fair value and amortized by 10 and 25 years.

Amortization expense totaled $2,600 and $1,483 for the years ended December 31, 2019 and 2018, respectively.

Note 8 – Notes Payable, Related Parties

Notes payable, related parties consist of the following at December 31, 2019 and 2018, respectively:

	December 31, 2019	December 31, 2018
On April 12, 2010, the Company received an unsecured, non-interest-bearing loan in the amount of $2,000, due on demand from Robert Leitzman. Interest is being imputed at the Company’s estimated borrowing rate, or 10% per annum. The largest aggregate amount outstanding was $2,000 during the periods ended December 31, 2019 and December 31, 2018. Mr. Leitzman owns less than 1% of the Company’s common stock, however, the Mr. Leitzman is deemed to be a related party given the non-interest-bearing nature of the loan and the materiality of the debt at the time of origination.	2,000	2,000

Over various dates in 2011 and 2012, the Company received unsecured loans in the aggregate amount of $10,000, due on demand, bearing interest at 10%, from Sandra Orman. The largest aggregate amount outstanding was $10,000 during the periods ended December 31, 2019 and December 31, 2018. Mrs. Orman owns less than 1% of the Company’s common stock, however, Mrs. Orman is deemed to be a related party given the nature of the loan and the materiality of the debt at the time of origination.	10,000	10,000

Over various dates from April to December 2019, the company received a total of $305,100 of advances, bearing interest at 5%, from Nicole Breen. A detailed list of advances and repayments follows. On October 28, 2019, the company’s vehicles valued at $93,000 were used as a repayment.	212,100	0

Notes payable, related parties	$ 224,100	$ 12,000

The Company recorded interest expense in the amount of $9,264 and $12,179 for the years ended December 31, 2019 and 2018, respectively, including imputed interest expense in the amount of $0 and $0 during such periods related to notes payable, related parties.

Note 9 – Notes Payable

Note payable consist of the following at December 31, 2019 and 2018, respectively:

	December 31, 2019	December 31, 2018
On July 26, 2017, the Company issued a $475,000 note payable, bearing interest at 5% per annum, to A.R. Miller (“Miller Note”) pursuant to the purchase of land and property in La Veta, Colorado. The note is to be paid in four consecutive semi-annual installments in the amount of $118,750 plus accrued interest commencing on January 26, 2018 and continuing on the 26th day of July and the 26th day of January each year until the debt is repaid on July 26, 2019. The note carries a late fee of $5,937.50 in the event any installment payment is more than 30 days late, and upon default the interest rate shall increase to 12% per annum. During the three months ended March 31, 2018, the Company issued 125,000 shares of common stock, valued at $1,450,000 based on the closing price on the measurement date. Accordingly, the Company recorded a loss on extinguishment of $1,064,719.
	$ -	$ -

On February 16, 2018, the Company issued a $1,040,662 note payable, bearing interest at 1.81% per annum (the low interest rate was due to the short-term nature of the note – six months. See Note 6), to Craig and Carol Clark (“Clark Note”) pursuant to the purchase of land and property in La Veta, Colorado. The note is to be paid in consecutive monthly installments in the amount of $5,000, including accrued interest commencing on March 15, 2018 and continuing through August 15, 2018. The note carries a late fee of 3% in the event any installment payment is more than 10 days late, and upon default the interest rate shall increase to 10% per annum. As of September 12, 2018, a total of $171,300 was paid to the note holder. On October 9, 2018, the Company enteredinto a settlement agreement with the note holder to pay the settlement payment of $750,000. The Company had already paid $650,000 by September 27, 2018 and made the remaining payment of $100,000 on October 10, 2018. The Company recorded a gain on extinguishment of $121,475.

On August 5, 2019, the Company entered into a promissory note, whereby the Company promises to pay Snell & Wilmer L.L.P the principal amount of $250,000, bearing interest at 2.5% per annum. The note is to be paid in consecutive monthly installments in theamount of $25,000, including accrued interest commencing on August 30, 2019, until the final balloon payment is paid on January 30, 2020. The promissory note is secured by the Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the real property owned by Sangre located on 1390 Mountain Valley Road, La Veta, Colorado 81055. As of December 31, 2019, $83,588 has been paid to Snell & Wilmer.
$ 166,412

On various dates, the Company received advances from consultant, Patrick Brodnik, bearing 0% interest.	$ 850

	$ 167,262	$ -

The Company recognized interest expense of $2,408 and $0 related to the note payables for the year ended December 31, 2019 and 2018, respectively.

Note 10 – Commitments and Contingencies

On November 8, 2016, the Company entered into an agreement with Gregory DiPaolo’s Pro Am Golf, LLC to acquire improved property located in Westfield, New York. The total purchase price of $1,600,000 is to be paid with a deposit of 50,000 shares of common stock, followed by cash of $1,250,000 and 300,000 shares of the Company’s common stock to be delivered at closing. The deposit of 50,000 shares issued as a deposit was $42,500 based on the closing price of the Company’s common stock on the date of grant. Subsequently, we entered into an amended Purchase and Sale Agreement on October 24, 2017, under which we amended the total purchase price to Eight Hundred Thousand Dollars ($800,000) and forfeited our previous deposit of stock. Under the terms of the amended agreement, we paid an additional Ten Thousand Dollar ($10,000) deposit on October 26, 2017, with the remaining purchase price to be paid on or before the date closing date, which was scheduled on May 1, 2018. The property is approximately 43 acres and has unlimited water extraction rights from the State of New York. We had planned to use this property as our inroads to the New York hemp and infused beverage markets in the future. Since the property was in foreclosure it was put up for auction, which occurred on July 1, 2019. At the auction, we were the winning bidder with a bid of $597,000. Our prior deposit payment of $120,000 was credited towards the purchase price, and the remaining $477,000, was finally due on November 30, 2019, after several extensions (which cost us total of $40,000 to obtain). At the end ofDecember 31, 2019, a total of $92,00 was issued as a deposit for the property. We were not able to meet that deadline, but in January 2020 we worked out an additional extension with the bank. Under the terms of the new agreement, we still owe approximately $392,000 to acquire the property. We have agreed to pay that amount in installment payments of $10,000 per month for six months beginning February 2020, with a balloon payment of approximately $332,000 due on or before August 3, 2020. To date we have paid the $10,000 payments for February 2020 and March 2020, and plan to pay the April 2020 payment on time. We need to raise funds in order to make the remaining scheduled payments.

On January 19, 2018, the Company was sued in the United States District Court for the District of Arizona ( William Martin v. WEED, Inc.. , Case No. 4:18-cv-00027-RM) by the listed Plaintiff. The Company was served with the Verified Complaint on January 26, 2018. The Complaint alleges claims for breach of contract-specific performance, breach of contract-damages, breach of the covenant of good faith and fair dealing, conversion, and injunctive relief. In addition to the Verified Complaint, the Company was served with an application to show cause for a temporary restraining order. The Verified Complaint alleges the Company entered into a contract with the Plaintiff on October 1, 2014 for the Plaintiff to perform certain consulting services for the Company in exchange for 500,000 shares of its common stock up front and an additional 700,000 shares of common stock to be issued on May 31, 2015. The Plaintiff alleges he completed the requested services under the agreement and received the initial 500,000 shares of common stock, but not the additional 700,000 shares. The request for injunctive relief asks the Court to Order the Company to issue the Plaintiff 700,000 shares of its common stock, and possibly include them in its Registration Statement on Form S-1, or, in the alternative, issue the shares and have them held by the Court pending resolution of the litigation, or, alternatively, sell the shares and deposit the sale proceeds in an account that the Court will control. The hearing on the Temporary Restraining Order occurred on January 29, 2018. On January 30, 2018, the Court issued its ruling denying the application for a Temporary Restraining Order. Currently, there is no further hearing scheduled in this matter. On February 13, 2018, the Company filed an Answer to the Verified Complaint and Counterclaim. On February 15, 2018, the Company filed a Motion to Dismiss the Verified Complaint. On February 23, 2018, the Company filed a Motion to Amend Counterclaim to add W. Martin’s wife, Joanna Martin as a counterdefendant. On March 9, 2018, William Martin filed a Motion to Dismiss the Counterclaim. On March 12, 2018, William Martin filed a Motion to Amend the Verified Complaint to, among other things, add claims against Glenn Martin and Nicole and Ryan Breen. On March 27, 2018, the Court granted both William Martin and WEED, Inc.’s Motions to Amend. On March 27, 2018, the Company filed an Amended Counterclaim adding Joanna Martin. On April 2, 2018, the Company filed a Motion to Amend our Counterclaim to add a breach of contract claim. On April 10, 2018, the Company filed an Answer to First Amended Verified Complaint. On April 23, 2018, Glenn Martin and Nicole and Ryan Breen filed their Answer to the First Amended Complaint. On May 31, 2018, the Court issued an Order: (a) granting the Company’s Motion to Dismiss thereby dismissing the Plaintiff’s claims for breach of the covenant of good faith and fair dealing and the claim for conversion, (b) denying William Martin’s Motion to Dismiss the counterclaim as to the claims for fraudulent concealment and fraudulent misrepresentation, but granting the Motion to Dismiss only as to the claim for fraudulent nondisclosure, and (c) granting the Company’s Motion to Amend its Counterclaim to add a breach of contract claim. On June 1, 2018, William Martin and his wife filed their Answer to the First Amended Counterclaim. On June 1, 2018, William Martin and his wife filed their Answer to the Second Amended Counterclaim. In addition to the above pleadings and motions, the parties have exchanged disclosure statements and served and responded to written discovery. The Company denies the Plaintiff’s allegations in the Verified Complaint in their entirety and plan to vigorously defend against this lawsuit. Due to the loss not being probable, no accrual has been recorded for the 700,000 shares of common stock the Plaintiff alleges he is owed under his agreement with the Company.

Travis Nelson v. Sangre AgroTech, LLC, et al. (Huerfeno County Colorado District Court, Case No. 2018CV30003, filed on February 5, 2018). Mr. Travis Nelson, formerly a member of the subsidiary Sangre AgroTech, LLC, filed this action alleging wrongful discharge in retaliation for whistleblower activity purportedly related to insider trading, fraud and unlawful interstate transportation of plant genetics. After a motion to dismiss was granted in part, Mr. Nelson filed a second amended complaint asserting revised claims for breach of fiduciary duty, wrongful discharge, and violation of the Colorado organized crime control act. Mr. Nelson has alleged lost wages in the amount of $600,000, unspecified losses related to whistleblower allegations, plus costs and attorneys’ fees. In his initial disclosures, Mr. Nelson alleges damages of $10,000,000. On January 31, 2019, Mr. Nelson submitted an offer of judgement in the amount of $100,000. That offer was rejected by the Corporation. Court-ordered mediation was conducted on April 24, 2019, but the matter was not resolved. By order dated February 4, 2020, the court scheduled trial for October 5, 2020. The Corporation denies liability as to all claims. Inasmuch as an unfavorable outcome is neither probable nor remote within the meaning of the ABA Statement of Policy referred to in the last paragraph of this letter, we decline to express an opinion concerning the likely outcome of this matter or the liability of the Corporation, if any, associated therewith.

Note 10 – Commitments and Contingencies (Continued)

Material Definitive Agreements

On May 1, 2018, the Company entered into a Fourth Addendum and Fifth Addendum to that certain Purchase and Sale Agreement between the Company and Greg DiPaolo’s Pro Am Golf, LLC, amending the “Closing Date” under the Agreement to August 1, 2018, in exchange for the Company paying $50,000 as a non-refundable deposit to be applied against the purchase price once the property sale is completed and $10,000 for maintenance, tree removal and other grounds keeping in order to prepare the golf course for the 2018 season.

On July 23, 2018, the Company entered into a Sixth Addendum, extending the “Closing Date” to November 1, 2018, in exchange for the Company paying an additional $50,000 as a non-refundable deposit to be applied against the purchase price.

On July 1, 2019, the Greg DiPaolo’s Pro Am Golf, LLC property was in foreclosure, and it was put up for auction. At the auction, we were the winning bidder with a bid of $597,000. Our prior deposit payment of $120,000 was credited towards the purchase price, and the remaining $477,000, was finally due on November 30, 2019, after several extensions (which cost us total of $40,000 to obtain). At the end of December 31, 2019, a total of $92,000 was issued as a deposit for the property. We were not able to meet that deadline, but in January 2020 we worked out an additional extension with the bank. Under the terms of the new agreement, we still owe approximately $392,000 to acquire the property. We have agreed to pay that amount in installment payments of $10,000 per month for six months beginning February 2020, with a balloon payment of approximately $332,000 due on or before August 3, 2020. To date we have paid the $10,000 payments for February 2020 and March 2020, and plan to pay the April 2020 payment on time. We need to raise funds in order to make the remaining scheduled payments.

On May 21, 2018, the Company entered into a Trademark Purchase Agreement with Copalix Pty Ltd., a private South African company, to acquire U.S. Trademark Registration No. 4,927,872 for the WEED TM mark, in exchange for USD$40,000.

On July 27, 2018, the Company entered into a Trademark Purchase Agreement with Copalix Pty Ltd., to acquire European Community Trademark Registration No. 11953387 for WEED Registered Mark in exchange for USD$10,000.

Note 11 – Stockholders’ Equity

Preferred Stock

On December 5, 2014, the Company amended the Articles of Incorporation, pursuant to which 20,000,000 shares of “blank check” preferred stock with a par value of $0.001 were authorized. No series of preferred stock has been designated to date.

Common Stock

On December 5, 2014, the Company amended the Articles of Incorporation, and increased the authorized shares to 200,000,000 shares of $0.001 par value common stock.

2019 Common Stock Activity

Common Stock Sales (2019)

During the year ended December 31, 2019, the Company issued 1,065,000 shares of common stock for proceeds of $573,000.

Common Stock Issued for Services (2019)

During the year ended December 31, 2019, the Company agreed to issue an aggregate of 2,467,000 shares of common stock to consultants for services performed. The total fair value of common stock was $2,578,250 based on the closing price of the Company’s common stock earned on the measurement date. Shares valued at $121,650 were issued during the year ended December 31, 2019 and services will be performed in 2020 and has been included in unamortized stock-based compensation.

Common Stock Cancellations

During the year ended December 31, 2019, the Company cancelled a total of 220,000 shares of common stock valued at $0 previously granted to consultants, David Johnson, and Avigor Gordon, for non-performance of services. The cancellation was accounted as a repurchase for no consideration.

2018 Common Stock Activity

Common Stock Sales (2018)

During the year ended December 31, 2018, the Company issued 3,899,450 shares of common stock for proceeds of $4,798,550. In connection with certain of the share issuances, the Company issued warrants to purchase an aggregate of $1,927,500 shares of the Company’s common stock. The warrants to purchase 462,500 shares have an exercise price of $5.00 per share, exercisable on various dates through March 2019. Warrants to purchase 215,000 shares have an exercise price of $12.50 per share and are exercisable on various dates through January 2020. The warrants to purchase $1,250,000 shares have an exercise price of $6.00 per share, exercisable on various dates through June 2019. The proceeds received were allocated $3,361,832 to common stock and $1,436,718 to warrants on a relative fair value basis. On January 12, 2018, a warrant holder exercised warrants to purchase 150,000 shares of common stock at a price of $1.50 in exchange for proceeds of $225,000.

Common Stock Issued for Services (2018)

During the year ended December 31, 2018, the Company agreed to issue an aggregate of 915,000 shares of common stock to consultants for services performed. The total fair value of common stock was $3,042,940 based on the closing price of the Company’s common stock earned on the measurement date. Shares valued at $200,400 were issued at December 31, 2018 and services will be performed in 2019 and has been included in unamortized stock-based compensation.

Note 12 – Common Stock Warrants and Options

Common Stock Warrants Granted (2019)

No common stock warrants were granted during the year ended December 31, 2019.

Common stock warrants granted consist of the following at December 31, 2019 and 2018, respectively:

2019				2018
Issuance	Warrant		# of Common	Issuance	Warrant		# of Common
Date	#	Name	Stock Warrants	Date	#	Name	Stock Warrants
				1/5/2018	1029	Lex Seabre	100,000.00
Total			-	1/21/2018	1031	Roger Forsyth	100,000.00
				1/23/2018	1032	Roger Forsyth	100,000.00
				2/9/2018	1033	Lawrence Wesigal	15,000.00
				3/19/2018	1034	Donald Steinberg	150,000.00
				3/15/2018	1035	Donald Harrington	12,500.00
				4/26/2018	1036	Roger Seabre	100,000.00
				4/26/2018	1037	Michael Kirk Wines	100,000.00
				5/7/2018	1038	Donald Steinberg	400,000.00
				5/15/2018	1039	Roger Seabre	200,000.00
				6/13/2018	1040	Blue Ridge Enterprises	450,000.00
				6/26/2018	1041	Dianna Steinberg	200,000.00
				Total			1,927,500.00

Note 12 – Common Stock Warrants and Options (Continued)

A summary of the Company’s outstanding common stock warrants is as follows as of December 31, 2019:

Issuance	Warrant			# of Common	Strike
Date	#	Name	Document	Stock Warrants	Price
12/31/2017				1,973,333

1/2/2018	1009	Exercise - Edward Matkoff	Subscription Agreement	-50,000	$ 3.00
1/5/2018	1029	Lex Seabre	Subscription Agreement	100,000	$ 5.00
1/21/2018	1031	Roger Forsyth	Subscription Agreement	100,000	$ 12.50
1/23/2018	1010	Expired - Sandra Hogan	Subscription Agreement	-2,000	$ 3.00
1/23/2018	1032	Roger Forsyth	Subscription Agreement	100,000	$ 12.50
2/9/2018	1033	Lawrence Wesigal	Subscription Agreement	15,000	$ 12.50
3/19/2018	1034	Donald Steinberg	Subscription Agreement	150,000	$ 5.00
3/15/2018	1035	Donald Harrington	Subscription Agreement	12,500	$ 5.00
4/20/2017	1015	Expired - Lex Seabre	Subscription Agreement	-375,000	$ 3.00
4/20/2017	1020	Expired - Lex Seabre	Subscription Agreement	-125,000	$ 3.00
4/26/2018	1036	Roger Seabre	Subscription Agreement	100,000	$ 5.00
4/26/2018	1037	Michael Kirk Wines	Subscription Agreement	100,000	$ 5.00
5/7/2018	1038	Donald Steinberg	Subscription Agreement	400,000	$ 6.00
5/15/2018	1039	Roger Seabre	Subscription Agreement	200,000	$ 6.00
6/13/2018	1040	Blue Ridge Enterprises	Subscription Agreement	450,000	$ 6.00
6/16/2017	1019	Expired - Black Mountain Equities	Debt Exchange Agreement	-70,000	$ 3.00
6/26/2018	1041	Dianna Steinberg	Subscription Agreement	200,000	$ 6.00
12/31/2018				3,278,833
1/5/2018	1029	Expired - Lex Seabre	Subscription Agreement	-100,000	$ 5.00
2/9/2018	1033	Expired - Lawrence Wesigal	Subscription Agreement	-15,000	$ 12.50
3/19/2018	1034	Expired - Donald Steinberg	Subscription Agreement	-150,000	$ 5.00
3/15/2018	1035	Expired - Donald Harrington	Subscription Agreement	-12,500	$ 5.00
4/26/2018	1036	Expired -Roger Seabre	Subscription Agreement	-100,000	$ 5.00
4/26/2018	1037	Expired -Michael Kirk Wines	Subscription Agreement	-100,000	$ 5.00
5/7/2018	1038	Expired -Donald Steinberg	Subscription Agreement	-400,000	$ 6.00
5/15/2018	1039	Expired -Roger Seabre	Subscription Agreement	-200,000	$ 6.00
6/13/2018	1040	Expired -Blue Ridge Enterprises	Subscription Agreement	-450,000	$ 6.00
6/26/2018	1041	Expired -Dianna Steinberg	Subscription Agreement	-200,000	$ 6.00
5/25/2017	1016	Expired -Russ Karlen	Subscription Agreement	-100,000	$ 3.00
5/25/2017	1017	Expired -Eric Karlen	Subscription Agreement	-20,000	$ 3.00
5/31/2017	1018	Expired -Matt Turner	Subscription Agreement	-20,000	$ 3.00
5/31/2017	1022	Expired -Rodger Seabre	Subscription Agreement	-300,000	$ 3.00
7/7/2017	1021	Expired - Rodger Seabre	Subscription Agreement	-200,000	$ 3.00
8/2/2017	1026	Expired - Rodger Seabre	Subscription Agreement	-100,000	$ 3.00
9/5/2017	1023	Expired - Harry Methewson #1	Subscription Agreement	-40,000	$ 3.00
9/24/2017	1024	Expired - Harry Methewson #2	Subscription Agreement	-133,000	$ 3.00
9/29/2017	1025	Expired - A2Z Inc.	Subscription Agreement	-300,000	$ 3.00
10/24/2017	1027	Expired - Salvatore Rutigliano	Subscription Agreement	-13,3333	$ 3.00
11/10/2017	1028	Expired - Roger Seabre	Subscription Agreement	-125,000	$ 3.00
12/31/2019				200,000

Common Stock Warrants Expired (2019)

A total of 3,078,833 warrants expired during the year ended December 31, 2019.

Warrants Exercised (2019)

No warrants were exercised during the year ended December 31, 2019.

Note 12 – Common Stock Warrants and Options (Continued)

2018 Common Stock Warrant Activity

Common Stock Warrants Granted (2018)

See Note 10 for details on warrants issued during the year ended December 31, 2018.

Common Stock Warrants Exercised (2018)

On January 12, 2018, a warrant holder exercised warrants to purchase 150,000 shares of common stock at a price of $1.50 in exchange for proceeds of $225,000.

Common Stock Warrants Expired (2018)

A total of 572,000 warrants expired during the year ended December 31, 2018.

Common Stock Options (2018)

On February 1, 2018, in connection with executive employment agreements, the Company granted non-qualified options to purchase an aggregate of 6,000,000 shares of the Company’s common stock at the exercise price of $10.55 per share. The options shall become exercisable at the rate of 1/3 upon the six-month anniversary, 1/3 upon the one-year anniversary and 1/3 upon the second anniversary of the grant. The options expire ten years from the date of grant. The options were valued at $45,753,000 using the Black-Scholes option pricing model. The Company recognized expense of approximately $22,770,662 and $21,201,397 relating to these options during the year ended December 31, 2019 and December 31, 2018, respectively.

The assumptions used in the Black-Scholes model are as follows:

For the period ended December 31,2019
Risk-free interest rate	1.75%
Expected dividend yield	0%
Expected lives	10.0 years
Expected volatility	200%

A summary of the Company’s stock option activity and related information is as follows:

	For the Year EndedDecember 31, 2019 and 2018
	Number of	Average
	Shares	Price
Outstanding at the beginning of period	$ -	$ -
Granted	6,000,000	$ 10.55
Exercised/Expired/Cancelled	-	-
Outstanding at the end of period	6,000,000	$ 10.55
Exercisable at the end of period	1,250,000	$ 10.55

Note 13 – Income Tax

The Company accounts for income taxes under FASB ASC 740-10, which requires use of the liability method. FASB ASC 740-10-25 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

For the years ended December 31, 2019 and 2018, the Company incurred a net operating loss and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2019 and December 31, 2018, the Company had approximately $10,786,000 and $8,179,000 of federal net operating losses, respectively. The net operating loss carry forwards, if not utilized, will begin to expire in 2031.

The components of the Company’s deferred tax asset are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Net operating loss carry forwards	59,276,171	31,276,171
Net deferred tax assets before valuation allowance	59,276,171	31,276,171
Less: Valuation allowance	(59,276,171)	(31,276,171)
Net deferred tax assets	-	-

The 2017 Act reduces the corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017.

Based on the available objective evidence, including the Company’s history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2019 and 2018, respectively.

Note 14 – Subsequent Events

Common Stock Sales

On January 29, 2020, the Company sold 50,000 shares of common stock in exchange for total proceeds of $15,000.

On February 18, 2020, the Company sold 100,000 shares of common stock in exchange for total proceeds of $25,000.

On February 18, 2020, the Company sold 100,000 shares of common stock in exchange for total proceeds of $15,000.

Common Stock Issued for Services

On January 29, 2020, the Company issued 200,000 shares to the Robert Wolkin in exchange for services rendered to the Company.

On January 29, 2020, the Company issued 600,000 shares to the Craig Butler in exchange for services rendered to the Company.

On January 29, 2020, the Company issued 100,000 shares to the Soul Singh in exchange for services rendered to the Company.

On January 29, 2020, the Company issued 30,000 shares to the Beverly Weiss in exchange for services rendered to the Company.

On February 18, 2020, the Company issued 100,000 shares to the Sal Rutigliano in exchange for services rendered to the Company.

On February 18, 2020, the Company issued 100,000 shares to the Eilers Law Group in exchange for services rendered to the Company.

On February 18, 2020, the Company issued 24,000 shares to the Advance CFO Solutions in exchange for services rendered to the Company.

On February 18, 2020, the Company issued 44,800 shares to the Insight Performance Consulting in exchange for services rendered to the Company.

On February 18, 2020, the Company issued 11,200 shares to the JB Henriksen in exchange for services rendered to the Company.

The Company entered into Memorandum of Sale agreement for the Sugar Hill property with M&T Bank and the Referee to make payment of $10,000 per month commencing on February 1, 2020 and continuing on the 1st of each month until July 1, 2020 with a balloon payment of $332,167.73 on August 3, 2020.

WEED, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2020	2019
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$ 166,463	$ 2,509
Accounts Receivable	822	822
Prepaid expenses	33,340	30,979
Deposits	182,000	92,000

TOTAL CURRENT ASSETS	382,625	126,310

Land	124,708	136,400

Building	1,759,292	1,887,802
Computers & Equipment	73,681	73,681
Leasehold improvements	5,000	5,000
	1,962,681	2,102,883

Less: Accumulated depreciation	(403,486)	(322,498)

Property and equipment, net	1,559,195	1,780,385

Trademark	50,000	50,000
Less: Accumulated amortization	(6,033)	(4,083)
Trademark, net	43,967	45,917

TOTAL ASSETS	$ 1,985,787	$ 1,952,612

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$ 264,355	$ 212,181
Accrued expense	15,500	10,000
Accrued officer compensation	238,750	122,250
Accrued interest	26,884	16,453
Notes payable, related parties	287,200	224,100
Notes payable	149,187	167,263
Due to officer	723	723

TOTAL CURRENT LIABILITIES	982,599	752,970

TOTAL LIABILITIES	982,599	752,970

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 200,000,000 authorized, 112,672,685 and 109,262,685 issued and outstanding, respectively	112,673	109,263
Additional paid-in capital	80,247,358	76,660,712
Subscription payable	425,250	356,250
Accumulated deficit	(79,781,455)	(75,925,974)
Accumulated other comprehensive loss:
Foreign currency translation	(638)	(609)

TOTAL STOCKHOLDERS’ EQUITY	1,003,188	1,199,642

TOTAL LIABILITIES & STOCKERHOLDERS’ EQUITY	$ 1,985,787	$ 1,952,612

The accompanying notes are an integral part of the condensed consolidated financial statements

WEED, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2020	2019	2020	2019
REVENUE	$ -	-

OPERATING EXPENSES
General and administrative expenses	75,550	80,249	224,233	390,937
Professional fees	109,927	6,065,896	3,540,739	23,979,599
Depreciation & amortization	29,775	40,756	106,498	122,172

Total operating expenses	215,252	6,186,901	3,871,470	24,492,708

NET OPERATING LOSS	(215,252)	(6,186,901)	(3,871,470)	(24,492,708)

OTHER INCOME (EXPENSE)
Interest income	-	-	-	-
Interest expense	(8,329)	(3,225)	(30,959)	(5,614)
Other income	-	-	-	1,017
Loss on deposit	-	(100,000)	-	(100,000)
Loss on extinguishment of debt	-	-	-	-
Gain on Sale of Fixed Asset	46,948	-	46,948	-
Other expense	-	-	-	(1,956)

TOTAL OTHER EXPENSE, NET	38,619	(103,225)	15,989	(106,553)

NET LOSS	$ (176,633)	(6,290,126)	(3,855,481)	(24,599,261)

OTHER COMPREHENSIVE LOSS	(13)	(25)	(638)	(546)

COMPREHENSIVE LOSS	(176,646)	(6,290,151)	(3,856,119)	(24,599,807)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES

Outstanding - basic and fully diluted	113,792,468	107,659,860	111,874,656	107,168,557

Net loss per share - basic and fully diluted	$ (0.0016)	(0.06)	(0.03)	(0.23)

The accompanying notes are an integral part of the condensed consolidated financial statements

WEED, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Nine Months Ended September 30, 2020
(UNAUDITED)

						Accumulated
	Common Stock					Other	Total
			Additional	Subscriptions	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Paid-In Capital	Payable	Deficit	loss	Equity
Balance, December 31, 2019	109,262,685	109,263	76,660,712	356,250	(75,925,974)	(609.00)	1,199,642

Common stock sold for cash	150,000	150	39,850	55,000	-	-	95,000

Common stock issued for services	1,310,000	1,310	906,390	-	-	-	907,700

Vesting of employee stock options	-	-	2,015,911	-	-	-	2,015,911

Net loss	-	-	-	-	(3,104,335)	-	(3,104,335)

Other comprehensive income, net	-	-	-	-	-	(114)	(114)

Balance, March 31, 2020	110,722,685	110,723	79,622,863	411,250	(79,030,309)	(723)	1,113,804

Common stock sold for cash	200,000	200	54,800	(15,000)	-	-	40,000

Common stock issued for services	1,000,000	1,000	399,000	-	-	-	400,000

Imputed Interest on RP Loans	-	-	12,198	-	-	-	12,198

Net loss	-	-	-	-	(574,513)	-	(574,513)

Other comprehensive income, net	-	-	-	-	-	98	98

Balance, June 30, 2020	111,922,685	111,923	80,088,861	396,250	(79,604,822)	(625)	991,587

Common stock sold for cash	500,000	500	99,500	-	-	-	100,000

Common stock returned	-	-	-	-	-	-	-

Common stock issued for services	250,000	250	57,250	29,000	-	-	86,500

Vesting of employee stock options	-	-	-	-	-	-	-

Vesting of employee stock comp	-	-	-	-	-	-	-

Audit Adjustment	-	-	1,747	-	-	-	1,747

Net loss	-	-	-	-	(176,633)	-	(176,633)

Other comprehensive income, net	-	-	-	-	-	(13)	(13)

Balance, September 30, 2020	112,672,685	112,673	80,247,358	425,250	(79,781,455)	(638)	1,003,188

The accompanying notes are an integral part of the condensed consolidated financial statements

WEED, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2020 and September 30, 2019
(UNAUDITED)

	For the Nine
	Months Ended
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (3,855,481)	$ (24,599,261)

Adjustments to reconcile net loss used in operating activities:
Depreciation and amortization	106,498	122,172
Gain on sale of fixed asset	(46,948)	-
Gain on settlement of debt	-	-
Loss on deposit	-	-
Impairment of CIP	-	-
Imputed Interest on RP Loans	13,945	-
Estimated fair value of stock based compensation	2,044,911	21,209,062
Estimated fair value of shares issued for services	1,365,200	1,909,929
Loss on debt extinguishment	-	-
Decrease (increase) in assets
Accounts Receivable	-	(801)
Prepaid expenses and other assets	(92,361)	305,707
Increase (decrease) in liabilities
Accounts Payable	52,174	(91,452)
Accrued expenses	132,431	92,365

NET CASH USED IN OPERATING ACTIVITIES	(279,631)	(1,052,279)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	-	(2,979)
Purchase of intangible assets	-	-
Procceds from sale of fixed asset	163,590	-

NET CASH USED IN INVESTING ACTIVITIES	163,590	(2,979)

CASH FLOWS FROM FINANCING ACTIVITIES

Stock Payable	40,000	-
Proceeds from notes payable - related party	63,100	268,823
Proceeds from the sale of common stock	195,000	498,001
Proceeds on notes payable	10,200	230,812
Repayments on notes payable	(28,276)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	280,024	997,636

NET CHANGE IN CASH	163,983	(57,622)

EFFECT OF EXCHANGE RATE ON CASH	(29)	(546)

CASH, BEGINNING OF PERIOD	2,509	70,608

CASH, END OF PERIOD	$ 166,463	$ 12,440

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year ended December 31:

Income taxes	$ -	$ -
Interest paid	$ -	$ -

Non-cash investing and financing activities:

Shares issued from subscription payable	$ 40,000	$ -

The accompanying notes are an integral part of the condensed consolidated financial statements

WEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

WEED, Inc. (the “Company”), (formerly United Mines, Inc.) was incorporated under the laws of the State of Arizona on August 20, 1999 (“Inception Date”) as Plae, Inc. to engage in the exploration of gold and silver mining properties. On November 26, 2014, the Company was renamed from United Mines, Inc. to WEED, Inc. and was repurposed to pursue a business involving the purchase of land, and building Commercial Grade “Cultivation Centers” to consult, assist, manage & lease to Licensed Dispensary owners and organic grow operators on a contract basis, with a concentration on the legal and medical marijuana sector. The Company’s plan is to become a True “Seed-to-Sale” company providing infrastructure, financial solutions and real estate options in this new emerging market. The Company, under United Mines, was formerly in the process of acquiring mineral properties or claims located in the State of Arizona, USA. The name was previously changed on February 18, 2005 to King Mines, Inc. and then subsequently changed to United Mines, Inc. on March 30, 2005. The Company trades on the OTC Pink Sheets under the stock symbol: BUDZ.

On April 20, 2017, the Company acquired Sangre AT, LLC, a Wyoming company doing business as Sangre AgroTech (“Sangre”). Sangre is a plant genomic research and breeding company comprised of top-echelon scientists with extensive expertise in genomic sequencing, genetics-based breeding, plant tissue culture, and plant biochemistry, utilizing the most advanced sequencing and analytical technologies and proprietary bioinformatics data systems available. No work is being conducted now until further funds are available.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained therein.

The Company has a calendar year end for reporting purposes.

Basis of Presentation:

The accompanying condensed consolidated balance sheet at December 31, 2019, has been derived from audited consolidated financial statements and the unaudited condensed consolidated financial statements as of September 30, 2020 and 2019 ( the “financial statements”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and related footnotes included in our Registration Statement on Form S-1 for the year ended December 31, 2019 (the “2019 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”). It is management’s opinion, however, that all material adjustments (consisting of normal recurring adjustments), have been made which are necessary for a fair financial statements presentation. The condensed consolidated financial statements include all material adjustments (consisting of normal recurring accruals) necessary to make the condensed consolidated financial statements not misleading as required by Regulation S-X, Rule 10-01.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the following entities, all of which are under common control and ownership:

	State of		Abbreviated
Name of Entity	Incorporation	Relationship (1)	Reference
WEED, Inc.	Nevada	Parent	WEED
Sangre AT, LLC (2)	Wyoming	Subsidiary	Sangre

(1)	Sangre is a wholly-owned subsidiary of WEED, Inc.

(2)	Sangre AT, LLC is doing business as Sangre AgroTech.

Note 1 – Nature of Business and Significant Accounting Policies (continued)

The consolidated financial statements herein contain the operations of the wholly-owned subsidiary listed above. All significant inter-company transactions have been eliminated in the preparation of these financial statements. The parent company, WEED and subsidiary, Sangre will be collectively referred to herein as the “Company”, or “WEED”. The Company’s headquarters are located in Tucson, Arizona and its operations are primarily within the United States, with minimal operations in Australia.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained therein.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Under FASB ASC 820-10-05, the Financial Accounting Standards Board establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement reaffirms that fair value is the relevant measurement attribute. The adoption of this standard did not have a material effect on the Company’s financial statements as reflected herein. The carrying amounts of cash, prepaid expenses and accrued expenses reported on the balance sheet are estimated by management to approximate fair value primarily due to the short term nature of the instruments.

Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. Impairment is measured using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Basic and Diluted Loss Per Share

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the periods presented, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-Based Compensation

Under FASB ASC 718-10-30-2, all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Revenue Recognition

On January 1, 2018, the Company adopted the new revenue recognition standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the cumulative effect (modified retrospective) approach. Modified retrospective adoption requires entities to apply the standard retrospectively to the most current period presented in the financial statements, requiring the cumulative effect of the retrospective application as an adjustment to the opening balance of retained earnings at the date of initial application. No cumulative-effect adjustment in retained earnings was recorded as the Company’s has no historical revenue. The impact of the adoption of the new standard was not material to the Company’s condensed consolidated financial statements for the three and nine months ended September 30, 2020. The Company expects the impact to be immaterial on an ongoing basis.

The primary change under the new guidance is the requirement to report the allowance for uncollectible accounts as a reduction in net revenue as opposed to bad debt expense, a component of operating expenses. The adoption of this guidance did not have an impact on our condensed consolidated financial statements, other than additional financial statement disclosures. The guidance requires increased disclosures, including qualitative and quantitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Note 1 – Nature of Business and Significant Accounting Policies (continued)

The Company operates as one reportable segment.

Sales on fixed price contracts are recorded when services are earned, the earnings process is complete or substantially complete, and the revenue is measurable and collectability is reasonably assured. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company will defer any revenue from sales in which payment has been received, but the earnings process has not occurred. Sales have not yet commenced.

Advertising and Promotion

All costs associated with advertising and promoting products are expensed as incurred. These expenses were $0 and $3,450 for the nine months ended September 30, 2020 and 2019.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-15 Accounting for Implementation Costs Related to Cloud Computing or Hosting Arrangements. This standard provides authoritative guidance intended to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. This guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance also requires presentation of the capitalized implementation costs in the statement of financial position and in the statement of cash flows in the same line item that a prepayment for the fees of the associated hosting arrangement would be presented, and the expense related to the capitalized implementation costs to be presented in the same line item in the statement of operations as the fees associated with the hosting element (service) of the arrangement. This guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those annual periods, with early adoption permitted. We are currently evaluating the potential impact on our financial position, results of operations and statement of cash flows upon adoption of this guidance. We do not expect this guidance to have a significant impact, or potential significant impact, to our unaudited condensed consolidated interim financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires lessees to recognize lease assets and lease liabilities on the consolidated balance sheet and requires expanded disclosures about leasing arrangements. We adopted the standard, effective January 1, 2019, and the new standard has no material impact on our consolidated financial statements. We are currently assessing the impact that the new standard will have on our consolidated financial statements, which will consist primarily of a balance sheet gross up of our operating leases to show equal and offsetting lease assets and lease liabilities.

The Company adopted the new lease guidance effective January 1, 2019 using the modified retrospective transition approach, applying the new standard to all of its leases existing at the date of initial application which is the effective date of adoption. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. We elected the package of practical expedients which permits us to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. We did not elect the hindsight practical expedient which permits entities to use hindsight in determining the lease term and assessing impairment. The adoption of the lease standard did not change our previously reported consolidated statements of operations and did not result in a cumulative catch-up adjustment to opening equity. As of September 30, 2020, the adoption of the standard had no impact on the Company, as there were no leases in place longer than 12 months.

In June 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-07, Compensation – Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this ASU became effective beginning January 1, 2019, and it does not have a material effect on our consolidated financial statements.

Note 2 – Going Concern

As shown in the accompanying financial statements, the Company has no revenues, incurred net losses from operations resulting in an accumulated deficit of $79,781,455 and negative working capital of $599,974 at September 30, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is actively pursuing new products and services to begin generating revenues. In addition, the Company is currently seeking additional sources of capital to fund short term operations. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful; therefore, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Related Party

Notes Payable

From time to time, the Company has received short term loans from officers and directors as disclosed in Note 7 below. The Company has a total of $287,200 and $224,100 of note payable on the consolidated balance sheet as of September 30, 2020 and December 31, 2019, respectively. On October 28, 2019, the Company transferred the ownership of the 2017 Audi Q7 and Audi A4, valued at $46,609, to Nicole Breen as a repayment for her loans. $93,000 was recorded as a forgiveness on notes payable, and $46,391 recorded to additional paid-in capital. In March 2020, the Company received $22,000 loan from Nicole Breen, and from April 1, 2020 to June 30, 2020, the Company received an additional $37,500 loan from Nicole Breen. From August 1, 2020 to September 30, 2020, the Company received $3,600 loan from Nicole Breen.

Services

Nicole M. Breen receives $1,500 a week in cash compensation for her services rendered to the Company.

Glenn E. Martin receives $8,000 a month in cash compensation for his services rendered to the Company.

Capital Contributions

The Company imputed interest on non-interest bearing, related party loans, resulting in a total of $0 and $0 of contributed capital during the nine months ended September 30, 2020 and 2019, respectively.

Common Stock Issued for Bartered Assets

On January 18, 2017, the Company exchanged 66,000 units, consisting of 66,000 shares of common stock and warrants to purchase 66,000 shares of common stock at an exercise price of $3.00 per share, exercisable until January 18, 2018, in exchange for a 2017 Audi Q7 and a 2017 Audi A4 driven by the Officers. The total fair value received, based on the market price of the stock at $4.02 per share, was allocated to the $105,132 purchase price of the vehicles and the $160,188 excess value of the common stock and warrants was expensed as stock-based compensation. On October 28, 2019, the Company transferred the ownership of the two Audi vehicles, valued at $46,609, to Nicole Breen as a repayment for her loans. $93,000 was recorded as a forgiveness on notes payable, and $46,391 recorded to additional paid-in capital.

Common Stock

On August 1, 2017, the Company granted 150,000 shares of common stock to Mary Williams, a principal of Sangre AT, LLC, for services performed. The fair value of the common stock was $154,500 based on the closing price of the Company’s common stock on the date of grant.

On January 7, 2017, the Company granted 50,000 shares of common stock to Pat Williams. PhD, a principal of Sangre AT, LLC, for services performed. The total fair value of the common stock was $210,250 based on the closing price of the Company’s common stock on the date of grant.

A total of $238,750 and $122,250 of officer compensation was unpaid and outstanding at September 30, 2020 and 2019, respectively.

Stock Options Issued for Services – related party

On February 1, 2018, in connection with executive employment agreements, the Company granted non-qualified options to purchase an aggregate of 6,000,000 shares of the Company’s common stock at the exercise price of $10.55 per share. The options shall become exercisable at the rate of 1/3 upon the six-month anniversary, 1/3 upon the one-year anniversary and 1/3 upon the second anniversary of the grant. The options were valued at $45,987,970 using the Black-Scholes option pricing model. The Company recognized expense of approximately, $2,015,911 relating to these options during the nine months ended September 30, 2020.

Note 4 – Fair Value of Financial Instruments

Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

Note 4 – Fair Value of Financial Instruments (continued)

The Company has certain financial instruments that must be measured under the new fair value standard. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels are as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balance sheets as of September 30, 2020 and 2019, respectively:

Fair Value Measurements at December 31, 2019

	Level 1	Level 2	Level 3
Assets
Cash	$ 2,509	$ -	$ -
Total assets	$ 2,509	$ -	$ -
Liabilities
Notes payable, related parties		$ 224,100
Notes payable	$ -	$ 167,263	$ -
Total liabilities	$ -	$ 391,363	$ -
	$ 2,509	$ 391,363	$ -

Fair Value Measurements at September 30, 2020

	Level 1	Level 2	Level 3
Assets
Cash	$ 166,463	$ -	$ -
Total assets	166,463	$ -	$ -
Liabilities
Notes payable, related parties		$ 287,200
Notes payable	$ -	$ 149,187	$ -
Total liabilities	$ -	$ 436,387	$ -
	$ 166,463	$ 436,387	$ -

The fair values of our related party debts are deemed to approximate book value and are considered Level 2 inputs as defined by ASC Topic 820-10-35.

There were no transfers of financial assets or liabilities between Level 1, Level 2 and Level 3 inputs for the nine months ended September 30, 2020 and the year ended December 31, 2019.

Note 5 – Investment in Land and Property

On July 26, 2017, the Company closed on the purchase of property, consisting of a home, recreational facility and RV park located at 5535 State Highway 12 in La Veta, Colorado to be developed into a bioscience center. The home has 4 Bedrooms and 2 Baths, and the recreational facility has showers, laundry, and reception area with an additional equipment barn attached, in addition to another facility with 9,500 square feet. The RV Park has 24 sites with full hook-ups including water, sewer, and electric, which the Company plans to convert into a series of small research pods. Under the terms of the purchase agreement, the Company paid $525,000 down, including 25,000 shares of our common stock, and Sangre took immediate possession of the property. Under the terms of the original purchase agreement, the Company was obligated to pay an additional $400,000 in cash and issue an additional 75,000 shares of our common stock over the next two years in order to pay the entire purchase price. On January 12, 2018, the Company entered into an Amendment No. 1 to the $475,000 principal amount promissory note issued by the Company to the seller of the property, under which both parties agreed to amend the purchase and the promissory note to allow the Company to pay off the note in full if it paid $100,000 in cash on or before January 15, 2018 and issued the seller 125,000 shares of common stock, restricted in accordance with Rule 144, on before January 20, 2018. Through an escrow process, the Company paid the seller $100,000 in cash and issued him 125,000 shares of common stock in accordance with the Amendment No. 1, in exchange for a full release of the deed of trust that was securing the promissory note, on January 17, 2018. As a result, the $475,000 principal promissory note issued to the seller was deemed paid-in-full and fully satisfied and the Company owned the property without encumbrances as of that date. The Company recorded a loss on extinguishment of debt of approximately $1,065,000 based on the fair value of the consideration paid and the carrying value of the note payable on the settlement date. The total purchase price was as follows:

July 26, 2017
Consideration:
Common stock payment of 25,000 shares (1)	$ 30,000
Cash payment of down payment	50,000
Cash paid at closing	44,640
Short term liabilities assumed and paid at closing (2)	5,360
Note payable (3)	475,000
Total purchase price	$ 1,005,000

(1)
Consideration consisted of an advance payment of 25,000 shares of the Company’s common stock valued at $30,000 based on the closing price of the Company’s common stock on the July 18, 2017 date of grant.

(2)	Purchaser’s shares of closing costs, including the seller’s prepaid property taxes.

(3)	As noted above, the note was settled with a payment of $100,000 and the issuance of 125,000 shares of common stock.

In January 2018, the Company closed on the purchase of property, consisting of a condominium in La Veta, Colorado to house Company personnel and consultants for total consideration approximating $140,000, which was paid in cash at the time of closing. The home has 3 bedrooms and 2.5 baths. Sangre took immediate possession of the property. La Veta, Colorado is a small town and rental or short-term housing is very difficult to obtain.

In February 2018, the Company closed on the purchase of property, consisting of a home in La Veta, Colorado to house Company personnel and consultants for total consideration approximating $1,200,000. The home has 5 Bedrooms and 3 Baths. Under the terms of the purchase agreement, the Company paid $150,000 down, entered into a note payable in the amount of approximately $1,041,000 (see Note 8). The Company secured a below-market interest rate of 1.81% based on the short-term nature of the term (due on August 15, 2018). Sangre took immediate possession of the property. La Veta, Colorado is a small town and rental or short-term housing is very difficult to obtain. The Company personnel and consultants are no longer residing at the property, and it is currently vacant. On October 10, 2018, a payment of $750,000 was made to Craig W. Clark to pay off the note payable, and a loan discount of $125,475 was given to the Company which was recorded as a gain.

A settlement payment of $155,000 was received from an insurance company related to a fire near one of our properties in La Veta, Colorado.

On June 25, 2019, the Company received $60,000 from Lex Seabre in exchange for 120,000 shares of common stock of the Company. The $60,000 was paid as a deposit for the Sugar Hill golf course property auction.

On June 28, 2019, the Company received a loan of $12,000 from Nicole Breen. The $12,000 was paid as a deposit for the Sugar Hill golf course property auction.

On September 25, 2019, the Company received $20,000 from Lex Seabre in exchange for 100,000 shares of common stock of the Company. The $20,000 was paid as a deposit for the additional 60-day extension for the Sugar Hill golf course property purchase.

Note 5 – Investment in Land and Property (continued)

The Company entered into Memorandum of Sale agreement for the Sugar Hill property with M&T Bank and the Referee to make payment of $10,000 per month commencing on February 1, 2020 and continuing on the 1st of each month until January 1, 2021 with a balloon payment of $272,167.73 on February 1, 2021.

The property located on 169 Valley Vista was sold for $175,000 on September 25, 2020, and $46,948 was recorded as gain on the sale. The Company received a check in the amount of $153,809.03 for the sale on September 25, 2020, and the check was deposited into a new bank account set up under Sangre AT, LLC. Due to the check was not deposited until October 2, 2020, $153,809 was recorded to Undeposited Funds as of September 30, 2020.

Note 6 – Property and Equipment

Property and equipment consist of the following at September 30, 2020 and December 31, 2019, respectively:

	September 30,	December 31,
	2020	2019
Property improvements	$ 5,000	$ 5,000
Automobiles	0	0
Office equipment	4,933	4,933
Furniture & Fixtures	2,979	2,979
Lab equipment	65,769	65,769
Construction in progress	0	0
Property (1)	1,759,292	1,887,802
Property and equipment, gross	1,837,973	1,966,483
Less accumulated depreciation	(403,486)	(322,498)
Property and equipment, net	$ 1,434,487	$ 1,643,985

(1)
In 2018, the Company purchased two properties in La Veta, Colorado. The property located on 169 Valley Vista was purchased for $140,000, and the property located on 1390 Mountain Valley Road was purchased for $1,200,000 (see Note 8). The property located on 169 Valley Vista was sold for $175,000 on September 25, 2020 and $46,948 was recorded as gain on the sale.

Depreciation and amortization expense totaled $106,498 and $122,172 for the years ended September 30, 2020 and 2019, respectively.

On October 28, 2019, the Company transferred the ownership of the 2017 Audi Q7 and Audi A4, valued at $46,609, to Nicole Breen as a repayment for her loans. $93,000 was recorded as a forgiveness on notes payable, and $46,391 recorded to additional paid-in capital.

Construction in progress in the amount of $499,695 was fully impaired due to the Company may not receive funds to complete the research facility center project. There was no work performed in 2019 and 2020.

Note 7 – Intangible Assets

In accordance with FASB ASC 350, “Intangibles-Goodwill and Other”, the Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The US and Europe trademarks were acquired for $40,000 and $50,000, respectively, for the year ended December 31, 2018. Trademarks are initially measured based on their fair value and amortized by 10 and 25 years.

Amortization expense totaled $1,950 and $1,950 for the nine months ended September 30, 2020 and 2019, respectively.

Note 8 – Notes Payable, Related Parties

Notes payable, related parties consist of the following at September 30, 2020 and December 31, 2019, respectively:

	September 30, 2020	December 31, 2019
On April 12, 2010, the Company received an unsecured, non-interest-bearing loan in the amount of $2,000, due on demand from Robert Leitzman. Interest is being imputed at the Company’s estimated borrowing rate, or 10% per annum. The largest aggregate amount outstanding was $2,000 during the periods ended December 31, 2019 and December 31, 2018. Mr. Leitzman owns less than 1% of the Company’s common stock, however, the Mr. Leitzman is deemed to be a related party given the non-interest-bearing nature of the loan and the materiality of the debt at the time of origination.	2,000	2,000

Over various dates in 2011 and 2012, the Company received unsecured loans in the aggregate amount of $10,000, due on demand, bearing interest at 10%, from Sandra Orman. The largest aggregate amount outstanding was $10,000 during the periods ended December 31, 2019 and December 31, 2018. Mrs. Orman owns less than 1% of the Company’s common stock, however, Mrs. Orman is deemed to be a related party given the nature of the loan and the materiality of the debt at the time of origination.	10,000	10,000

Over various dates from April 2019 to September 2020, the company received a total of $368,200 of advances, bearing interest at 5%, from Nicole Breen. A detailed list of advances and repayments follows. On October 28, 2019, the company’s vehicles valued at $93,000 were used as a repayment.	275,200	212,100

Notes payable, related parties	$ 287,200	$ 224,100

The Company recorded interest expense in the amount of $19,530 and $5,614 for the nine months ended September 30, 2020 and 2019, respectively, including imputed interest expense in the amount of $0 and $0 during such periods related to notes payable, related parties.

Note 9 – Notes Payable

Note payable consist of the following at September 30, 2020 and December 31, 2019, respectively:

	September 30, 2020	December 31, 2019
On July 26, 2017, the Company issued a $475,000 note payable, bearing interest at 5% per annum, to A.R. Miller (“Miller Note”) pursuant to the purchase of land and property in La Veta, Colorado. The note is to be paid in four consecutive semi-annual installments in the amount of $118,750 plus accrued interest commencing on January 26, 2018 and continuing on the 26th day of July and the 26th day of January each year until the debt is repaid on July 26, 2019. The note carries a late fee of $5,937.50 in the event any installment payment is more than 30 days late, and upon default the interest rate shall increase to 12% per annum. During the three months ended March 31, 2018, the Company issued 125,000 shares of common stock, valued at $1,450,000 based on the closing price on the measurement date. Accordingly, the Company recorded a loss on extinguishment of $1,064,719.
	$ -	$ -

On February 16, 2018, the Company issued a $1,040,662 note payable, bearing interest at 1.81% per annum (the low interest rate was due to the short-term nature of the note – six months. See Note 6), to Craig and Carol Clark (“Clark Note”) pursuant to the purchase of land and property in La Veta, Colorado. The note is to be paid in consecutive monthly installments in the amount of $5,000, including accrued interest commencing on March 15, 2018 and continuing through August 15, 2018. The note carries a late fee of 3% in the event any installment payment is more than 10 days late, and upon default the interest rate shall increase to 10% per annum. As of September 12, 2018, a total of $171,300 was paid to the note holder. On October 9, 2018, the Company entered into a settlement agreement with the note holder to pay the settlement payment of $750,000. The Company had already paid $650,000 by September 27, 2018 and made the remaining payment of $100,000 on October 10, 2018. The Company recorded a gain on extinguishment of $121,475.

On August 5, 2019, the Company entered into a promissory note, whereby the Company promises to pay Snell & Wilmer L.L.P the principal amount of $250,000, bearing interest at 2.5% per annum. The note is to be paid in consecutive monthly installments in the amount of $25,000, including accrued interest commencing on August 30, 2019, until the final balloon payment is paid on January 30, 2020. The promissory note is secured by the Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the real property owned by Sangre located on 1390 Mountain Valley Road, La Veta, Colorado 81055. As of September 30, 2020, $111,864 has been paid to Snell & Wilmer.
	$ 138,136	166,412

On various dates, the Company received advances from consultant, Patrick Brodnik, bearing 5% interest.	$ 11,051	851

	$ 149,187	$ 167,263

The Company recognized interest expense of $11,429 and $494.95 related to the note payables for the nine months ended September 30, 2020 and 2019, respectively.

Note 10 – Commitments and Contingencies

On November 8, 2016, the Company entered into an agreement with Gregory DiPaolo’s Pro Am Golf, LLC to acquire improved property located in Westfield, New York. The total purchase price of $1,600,000 is to be paid with a deposit of 50,000 shares of common stock, followed by cash of $1,250,000 and 300,000 shares of the Company’s common stock to be delivered at closing. The deposit of 50,000 shares issued as a deposit was $42,500 based on the closing price of the Company’s common stock on the date of grant. Subsequently, we entered into an amended Purchase and Sale Agreement on October 24, 2017, under which we amended the total purchase price to Eight Hundred Thousand Dollars ($800,000) and forfeited our previous deposit of stock. Under the terms of the amended agreement, we paid an additional Ten Thousand Dollar ($10,000) deposit on October 26, 2017, with the remaining purchase price to be paid on or before the date closing date, which was scheduled on May 1, 2018. The property is approximately 43 acres and has unlimited water extraction rights from the State of New York. We had planned to use this property as our inroads to the New York hemp and infused beverage markets in the future. Since the property was in foreclosure it was put up for auction, which occurred on July 1, 2019. At the auction, we were the winning bidder with a bid of $597,000. Our prior deposit payment of $120,000 was credited towards the purchase price, and the remaining $477,000, was finally due on November 30, 2019, after several extensions (which cost us total of $40,000 to obtain). At the end of September 30, 2020, a total of $182,000 was issued as a deposit for the property. We were not able to meet that deadline, but in January 2020 we worked out an additional extension with the bank. Under the terms of the new agreement, we still owe approximately $392,000 to acquire the property. We have agreed to pay that amount in installment payments of $10,000 per month for six months beginning February 2020, with a balloon payment of approximately $332,000 due on or before August 3, 2020. We were not able to pay the balloon payment by the August 3, 2020 deadline, but on July 31, 2020 we worked out an additional extension with the bank. Under the terms of that agreement, we paid $10,000 in exchange for an additional extension and we owed approximately $332,000 to acquire the property. We agreed to pay that amount in installment payments of $10,000 per month for six months beginning September 2020, with a balloon payment of approximately $272,000 due on or before February 1, 2021. These payments are in addition to the approximately $480,000 in payments we have already made.

On January 19, 2018, the Company was sued in the United States District Court for the District of Arizona ( William Martin v. WEED, Inc.), Case No. 4:18-cv-00027-RM) by the listed Plaintiff. The Company was served with the Verified Complaint on January 26, 2018. The Complaint alleges claims for breach of contract-specific performance, breach of contract-damages, breach of the covenant of good faith and fair dealing, conversion, and injunctive relief. In addition to the Verified Complaint, the Company was served with an application to show cause for a temporary restraining order. The Verified Complaint alleges the Company entered into a contract with the Plaintiff on October 1, 2014 for the Plaintiff to perform certain consulting services for the Company in exchange for 500,000 shares of its common stock up front and an additional 700,000 shares of common stock to be issued on May 31, 2015. The Plaintiff alleges he completed the requested services under the agreement and received the initial 500,000 shares of common stock, but not the additional 700,000 shares. The request for injunctive relief asks the Court to Order the Company to issue the Plaintiff 700,000 shares of its common stock, and possibly include them in its Registration Statement on Form S-1, or, in the alternative, issue the shares and have them held by the Court pending resolution of the litigation, or, alternatively, sell the shares and deposit the sale proceeds in an account that the Court will control. The hearing on the Temporary Restraining Order occurred on January 29, 2018. On January 30, 2018, the Court issued its ruling denying the application for a Temporary Restraining Order. Currently, there is no further hearing scheduled in this matter. On February 13, 2018, the Company filed an Answer to the Verified Complaint and Counterclaim. On February 15, 2018, the Company filed a Motion to Dismiss the Verified Complaint. On February 23, 2018, the Company filed a Motion to Amend Counterclaim to add W. Martin’s wife, Joanna Martin as a counterdefendant. On March 9, 2018, William Martin filed a Motion to Dismiss the Counterclaim. On March 12, 2018, William Martin filed a Motion to Amend the Verified Complaint to, among other things, add claims against Glenn Martin and Nicole and Ryan Breen. On March 27, 2018, the Court granted both William Martin and WEED, Inc.’s Motions to Amend. On March 27, 2018, the Company filed an Amended Counterclaim adding Joanna Martin. On April 2, 2018, the Company filed a Motion to Amend our Counterclaim to add a breach of contract claim. On April 10, 2018, the Company filed an Answer to First Amended Verified Complaint. On April 23, 2018, Glenn Martin and Nicole and Ryan Breen filed their Answer to the First Amended Complaint. On May 31, 2018, the Court issued an Order: (a) granting the Company’s Motion to Dismiss thereby dismissing the Plaintiff’s claims for breach of the covenant of good faith and fair dealing and the claim for conversion, (b) denying William Martin’s Motion to Dismiss the counterclaim as to the claims for fraudulent concealment and fraudulent misrepresentation, but granting the Motion to Dismiss only as to the claim for fraudulent nondisclosure, and (c) granting the Company’s Motion to Amend its Counterclaim to add a breach of contract claim. On June 1, 2018, William Martin and his wife filed their Answer to the First Amended Counterclaim. On June 1, 2018, William Martin and his wife filed their Answer to the Second Amended Counterclaim. In addition to the above pleadings and motions, the parties have exchanged disclosure statements and served and responded to written discovery. The Company denies the Plaintiff’s allegations in the Verified Complaint in their entirety and plan to vigorously defend against this lawsuit. Due to the loss not being probable, no accrual has been recorded for the 700,000 shares of common stock the Plaintiff alleges he is owed under his agreement with the Company.

Travis Nelson v. Sangre AgroTech, LLC, et al. (Huerfeno County Colorado District Court, Case No. 2018CV30003, filed on February 5, 2018). Mr. Travis Nelson, formerly a member of the subsidiary Sangre AgroTech, LLC, filed this action alleging wrongful discharge in retaliation for whistleblower activity purportedly related to insider trading, fraud and unlawful interstate transportation of plant genetics. After a motion to dismiss was granted in part, Mr. Nelson filed a second amended complaint asserting revised claims for breach of fiduciary duty, wrongful discharge, and violation of the Colorado organized crime control act. Mr. Nelson has alleged lost wages in the amount of $600,000, unspecified losses related to whistleblower allegations, plus costs and attorneys’ fees. In his initial disclosures, Mr. Nelson alleges damages of $10,000,000. On January 31, 2019, Mr. Nelson submitted an offer of judgement in the amount of $100,000. That offer was rejected by the Corporation. Court-ordered mediation was conducted on April 24, 2019, but the matter was not resolved. By order dated February 4, 2020, the court scheduled trial for October 5, 2020. The Corporation denies liability as to all claims. Inasmuch as an unfavorable outcome is neither probable nor remote within the meaning of the ABA Statement of Policy referred to in the last paragraph of this letter, we decline to express an opinion concerning the likely outcome of this matter or the liability of the Corporation, if any, associated therewith.

Material Definitive Agreements

On May 1, 2018, we entered into a Fourth Addendum and a Fifth Addendum to agreement amending the “Closing Date” under the Agreement to August 1, 2018, in exchange for our payment of $50,000 as a non-refundable deposit to be applied against the purchase price when the property sale is completed and $10,000 for maintenance, tree removal and other grounds keeping in order to prepare the golf course for the 2018 season. The property is approximately 43 acres and has unlimited water extraction rights from the State of New York. We had planned to use this property as our inroads to the New York hemp and infused beverage markets in the future. Since the property was in foreclosure it was put up for auction, which occurred on July 1, 2019. At the auction, we were the winning bidder with a bid of $597,000. Our prior deposit payment of $120,000 was credited towards the purchase price, and the remaining $477,000, was finally due on November 30, 2019, after several extensions (which cost us total of $40,000 to obtain). We were not able to meet that deadline, but in January 2020 we worked out an additional extension with the bank. Under the terms of that agreement, we owed approximately $392,000 to acquire the property. We agreed to pay that amount in installment payments of $10,000 per month for six months beginning February 2020, with a balloon payment of approximately $332,000 due on or before August 3, 2020. We were not able to pay the balloon payment by the August 3, 2020 deadline, but on July 31, 2020 we worked out an additional extension with the bank. Under the terms of that agreement, we paid $10,000 in exchange for an additional extension and we owed approximately $332,000 to acquire the property. We agreed to pay that amount in installment payments of $10,000 per month for six months beginning September 2020, with a balloon payment of approximately $272,000 due on or before February 1, 2021. These payments are in addition to the approximately $480,000 in payments we have already made.

Note 10 – Commitments and Contingencies (continued)

On May 21, 2018, the Company entered into a Trademark Purchase Agreement with Copalix Pty Ltd., a private South African company, to acquire U.S. Trademark Registration No. 4,927,872 for the WEED TM mark, in exchange for USD$40,000.

On July 27, 2018, the Company entered into a Trademark Purchase Agreement with Copalix Pty Ltd., to acquire European Community Trademark Registration No. 11953387 for WEED Registered Mark in exchange for USD$10,000.

Note 11 – Stockholders’ Equity

Preferred Stock

On December 5, 2014, the Company amended the Articles of Incorporation, pursuant to which 20,000,000 shares of “blank check” preferred stock with a par value of $0.001 were authorized. No series of preferred stock has been designated to date.

Common Stock

On December 5, 2014, the Company amended the Articles of Incorporation, and increased the authorized shares to 200,000,000 shares of $0.001 par value common stock.

2020 Common Stock Activity

Common Stock Sales (2020)

During the quarter ended September 30, 2020, the Company issued 850,000 shares of common stock for proceeds of $235,000. 200,000 shares valued at $40,000 were not issued at September 30, 2020, and such amount has been included in subscriptions payable.

Common Stock Issued for Services (2020)

During the nine months ended September 30, 2020, the Company agreed to issue an aggregate of 2,560,000 shares of common stock to consultants for services performed. The total fair value of common stock was $1,365,200 based on the closing price of the Company’s common stock earned on the measurement date. 100,000 shares valued at $29,000 were not issued at September 30, 2020, and such amount has been included in subscriptions payable.

Common Stock Cancellations

No common stocks were cancelled during the quarter ended September 30, 2020.

2019 Common Stock Activity

Common Stock Sales (2019)

During the year ended December 31, 2019, the Company issued 1,065,000 shares of common stock for proceeds of $573,000

Common Stock Issued for Services (2019)

During the year ended December 31, 2019, the Company agreed to issue an aggregate of 2,467,000 shares of common stock to consultants for services performed. The total fair value of common stock was $2,578,250 based on the closing price of the Company’s common stock earned on the measurement date. Shares valued at $121,650 were issued at December 31, 2019 and services will be performed in 2020 and has been included in unamortized stock-based compensation.

Common Stock Cancellations (2019)

During the year ended December 31, 2019, the Company cancelled a total of 220,000 shares of common stock valued at $0 previously granted to consultants, David Johnson, and Avigor Gordon, for non-performance of services. The cancellation was accounted as a repurchase for no consideration.

Note 12 – Common Stock Warrants and Options

Common Stock Warrants Granted (2020)

No common stock warrants were granted during the nine months ended September 30, 2020 and December 31, 2019.

Note 12 – Common Stock Warrants and Options (continued)

Common Stock Warrants Expired (2020)

A total of 200,000 warrants expired during the nine months ended September 30, 2020.

Warrants Exercised (2020)

No warrants were exercised during the nine months ended September 30, 2020.

2019 Common Stock Warrant Activity

Common Stock Warrants Granted (2019)

No common stock warrants were granted during the year ended December 31, 2019.

Common Stock Warrants Exercised (2019)

No warrants were exercised during the year ended December 31, 2019.

Common Stock Warrants Expired (2019)

A total of 3,078,833 warrants expired during the year ended December 31, 2019.

Common Stock Options (2019)

On February 1, 2018, in connection with executive employment agreements, the Company granted non-qualified options to purchase an aggregate of 6,000,000 shares of the Company’s common stock at the exercise price of $10.55 per share. The options shall become exercisable at the rate of 1/3 upon the six-month anniversary, 1/3 upon the one-year anniversary and 1/3 upon the second anniversary of the grant. The options expire ten years from the date of grant. The options were valued at $45,753,000 using the Black-Scholes option pricing model. The Company recognized expense of approximately $22,770,662 relating to these options during the year ended December 31, 2019.

The assumptions used in the Black-Scholes model are as follows:

For the period ended September 30, 2020
Risk-free interest rate	1.75%

Expected dividend yield	0%

Expected lives	10.0 years

Expected volatility	200%

A summary of the Company’s stock option activity and related information is as follows:

	For the Nine months ended September 30, 2020
	Number of	Average
	Shares	Price
Outstanding at the beginning of period	$ -	$ -
Granted	6,000,000	10.55
Exercised/Expired/Cancelled	-	-
Outstanding at the end of period	6,000,000	$ 10.55
Exercisable at the end of period	1,250,000	$ 10.55

Note 13 – Subsequent Events

On October 8, 2020, the Company issued 100,000 shares of common stock to Michael Kirk Wines in exchange for total proceeds of $20,000.

On October 8, 2020, the Company issued 100,000 shares of common stock to Wendy Seabre in exchange for total proceeds of $20,000.

On October 8, 2020, the Company issued 100,000 shares of common stock to Michael Peskin for services performed.